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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 17, 2003

Commission File No. 1-14838

Rhodia

(Name of Registrant)

26, quai Alphonse Le Gallo
92512 Boulogne-Billancourt
France
(Address of Principal Executive Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        .

Enclosure:

Information furnished in order to provide English language disclosure of material information contained in Rhodia's French language 2002 annual report filed with the French securities regulatory authority. Disclosure in the attached report has been prepared in accordance with the style of Rhodia's U.S. disclosure documents, including its annual reports on Form 20-F, and is not a translation of Rhodia's 2002 annual report. Rhodia will furnish on Form 6-K an English language translation of its annual report promptly upon its availability.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

        The discussion and analysis of Rhodia's results of operations includes information concerning the year-to-year comparison of the operating performance of Rhodia and its divisions on a comparable basis in order to eliminate the impact of:

  •
  changes in scope of consolidation (for example, as a result of acquisitions, divestitures, changes in consolidation, and, with respect to comparisons of the results of operations at the division or business level, transfers of businesses or activities between divisions or businesses); and

  •
  changes in exchange rates affecting the translation into euro of Rhodia's sales, expenses and earnings and other income statement items that are denominated in currencies other than euro.

        Rhodia has developed this measure of performance based on monthly reporting from its various businesses and uses it for both its internal analysis and for its financial communications. In comparing the results of operations for two periods (the "prior" period and the "subsequent" period), Rhodia calculates the effect of these changes as follows:

  •
  It calculates the impact of "changes in scope of consolidation" by (i) including in the prior period's results activities included in the Consolidated Financial Statements for all or part of the subsequent period only for the same portion of such earlier period as they were included in the subsequent period; and (ii) excluding from the results of the prior period any activities which were included in the Consolidated Financial Statements during all or any portion of the earlier period but which were not included for any portion of the subsequent period.

  •
  It calculates the impact of "changes in exchange rates" by adjusting the prior period's results for the impact of the change in exchange rates on the translation into euro of items of Rhodia's income statement denominated in currencies other than the euro at average exchange rates during the subsequent period.

        The prior period's results are then adjusted to reflect the effect of such changes. The difference between the prior period's results as adjusted and the historical results of the subsequent period is referred to in the subsequent discussions as changes on a "comparable basis". After sales and operating income items are restated on a comparable basis in this manner, two further effects are evaluated:

  •
  The impact of changes in average selling prices is estimated by comparing the current weighted average net unit selling prices for each product in the subsequent period (for example, the euro cost per ton) against the weighted average net unit selling prices in the prior period, multiplied in both cases by volumes sold during the subsequent period.

  •
  The impact of changes in volumes is estimated by comparing quantities shipped in the subsequent period against quantities shipped in the prior period, multiplied in both cases by the weighted average net unit selling prices of the prior period.

        Rhodia believes that these measures are useful tools for analyzing and explaining changes and trends in its historical results of operations because it assists in comparing performance on a consistent basis. However, these measures are unaudited and are not measurements of performance under either U.S. GAAP or French GAAP. They should not be considered as an alternative to any measures of performance under U.S. GAAP or French GAAP. Rhodia's method of calculating comparable basis information may differ from methods used by other companies.

MARKET AND INDUSTRY DATA

        This report contains information about Rhodia's markets and its competitive position therein, including market sizes and market share information. Rhodia is not aware of any exhaustive industry or market reports that cover or address all of our markets. Therefore, Rhodia assembles information on its markets through its divisions and businesses, which in turn compile information on Rhodia's local markets annually. They derive that information from formal and informal contacts with industry professionals (such as professional associations), publications data (such as gross domestic product or client industry publications), annual reports of its competitors and market research by independent consultants. Rhodia estimates its position in its markets based on the market data referred to above. Although Rhodia has commenced compiling market share data for the year 2002, Rhodia has not yet completed the process. Accordingly, some market size and market share data contained in this report may be for the year 2001.

        Rhodia believes that the market share information contained in this report provides fair and adequate estimates of the size of its markets and fairly reflects its competitive position within these markets. However, Rhodia's internal company surveys and management estimates have not been verified by an independent expert, and Rhodia cannot guarantee that a third party using different methods to assemble, analyze or compute market data would obtain or generate the same results. In addition, Rhodia's competitors may define their markets differently than Rhodia does.

FORWARD-LOOKING STATEMENTS

        Certain of the statements contained in this report that are not historical facts, including, without limitation, certain statements made in the subsections entitled "Outlook" discussed in "Information About Rhodia," and in "Operating and Financial Review and Prospects," are statements of future expectations and other forward-looking statements. Forward-looking statements can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "is expected to," "will," "will continue," "should," "would be," "seeks", "intends", "plans", "estimates or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. These statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements. Factors that could cause such differences in actual results include:

  •
  changes in the competitive and regulatory framework in which Rhodia operates, in particular increased competition in the specialty chemicals industry;

  •
  changes in raw material prices, in particular the price of oil;

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  Rhodia's ability to introduce new products and to continue to develop its production process;

  •
  changes in interest rates and currency exchange rates in currencies other than the euro, principally in U.S dollars, Brazilian reals and U.S. dollar-influenced currencies;

  •
  changes in economic or technological trends;

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  customers and market concentration;

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  risks and uncertainties attendant to doing business in numerous countries that may be exposed to, or may have recently experienced, economic or governmental instability;

  •
  potential environmental claims, costs, liabilities or other obligations; and

  •
  general competitive and market factors on a global, regional and/or national basis.

        For a description of other factors that might cause actual results, performance or events to differ, please see "Risk Factors".

INFORMATION ABOUT RHODIA

Overview

        With net sales of EUR 6,617 million for 2002, Rhodia is one of the world's largest specialty chemicals companies. Rhodia has leading worldwide market positions in many of its major businesses, ranking number one on the basis of 2002 net sales in products such as food phosphates, hydroquinone, vanillin, guar gum, aspirin, silica, and separated rare earths products. Rhodia is the second largest producer in the world of polyamide, food cultures, xanthan gum and paracetamol, and it ranks number two in services such as custom development for pharmaceutical companies. Rhodia has developed strong customer relationships throughout the world in a broad range of industries, including consumer goods such as health, beauty and food products; industrial applications, such as electronics, fibers and metal and water treatment products; chemicals; housing and construction materials; pharmaceuticals; agrochemicals, automobile industry; and environmental protection.

        In 2002, Rhodia recorded a net loss of EUR 4 million, and its research and development expenses totaled 3.3% of net sales. As of December 31, 2002, Rhodia had 24,523 employees and 114 sites worldwide.

        To adopt a more market-oriented business approach and to facilitate closer relationships with its customers including many of the world's largest industrial companies, Rhodia reorganized its business structure at the beginning of 2003. Rhodia has identified eight strategic markets in which it believes it is well-positioned to develop targeted, innovative solutions: industrial care; consumer care; automotive; fibers; food; pharmaceuticals; agrochemicals; and electronics. Similarly, Rhodia has identified key functions, such as reinforcing materials and high purity treatment, for which, due to its technologies Rhodia offers significant expertise and cross-fertilization opportunities and on which Rhodia bases its product offerings.

        Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamides and Services and Specialties), into a new organization comprised of four market-oriented divisions: Consumer Care and Food; Automotive, Electronics and Fibers; Industrial Care and Services; and Pharmaceuticals and Agrochemicals.

        The table below sets forth the eight key strategic markets served by Rhodia's divisions as well as the percentage share of each division's net sales for the year ended December 31, 2002 as adjusted to reflect Rhodia's new division structure by eliminating net sales from operations that were discontinued through disposals of businesses.

	Business Divisions
	Consumer Care & Food	Automotive, Electronics & Fibers	Industrial Care & Services	Pharmaceuticals & Agrochemicals
Percentage of 2002 Net Sales	38%	24%	23%	15%
Key Markets	Consumer Care Food	Automotive Electronics Fibers	Industrial Care	Pharmaceuticals Agrochemicals

        In addition, in each of its eight major strategic markets, Rhodia has appointed a strategic market leader, with primary responsibility for technology and research and development strategy, and a marketing innovation director, with a scientific background and marketing training who is responsible for the analysis of strategic markets, identification of customer needs and managing relationships with key partners. Rhodia has also created the position of global key account director to individually care for Rhodia's main customers.

        Rhodia places significant emphasis on research and development. Demand for innovation in the use of technology and know-how is accelerating in specialty chemicals. This accelerated pace requires higher expertise, access to complex technologies and the ability to benefit from cross-fertilization across a broad spectrum of Rhodia's activities. Rhodia's strategy is to forge alliances, on a selective basis, with strategic partners for the development of innovative products. Its partnership approach with its customers enables Rhodia to develop and to deliver high performance, cost-effective solutions based on proprietary technologies and the differentiated functionalities of its specialty chemical product lines. Rhodia's technologies enhance its customers' end products by improving performance, providing or enhancing core product attributes, simplifying production processes, lowering costs and making products more environmentally friendly. Rhodia's customers include many of the world's largest industrial and consumer companies in cosmetics, detergents, food, pharmaceuticals, automotive, electronics, agrochemicals and construction businesses, among others. The Company believes that it enjoys the number one or number two market position in many of its product lines including food phosphates, vanillin, guar gum, aspirin, precipitated silica, polyamide, food cultures, xanthan gum and paracetamol, and in services such as sulfuric acid regeneration and separated rare earths.

Consumer Care and Food

        This Division serves the food and consumer markets through five separate businesses: Home, Personal Care and Industrial Ingredients; Food; Specialty Phosphates; Phosphorus and Performance Derivatives; and Acetow. Rhodia technologies for these markets include surfactants, phosphates, phosphorus derivatives, hydrocolloids, food cultures and cellulose acetate tow. Certain of these technologies enhance food safety, improve the texture and taste of foods and lengthen shelf life. Others are used by the cosmetics and detergents industries.

Automotive, Electronics and Fibers

        This Division serves these three markets through five separate businesses: Technical Fibers; Engineering Plastics; Polyamide Intermediates; Electronics & Catalysis; and Textile Yarns. Rhodia technologies for the automotive market reduce exhaust gas emissions, enhance automotive safety, reduce vehicle weight, and improve vehicle comfort and aesthetics. Rhodia technologies for the electronics market are used by its customers to enable a reduction in component size and the conservation of energy. Rhodia fibers technologies improve durability, enhance feel and appearance, improve insulation properties and decrease weight. In addition, Rhodia technologies are used in the development of certain "smart" fibers that eliminate odors and kill germs.

Industrial Care and Services

        This Division serves the industrial markets through four businesses: Silicones; Silica Systems; Performance Products for Multifunctional Coatings; and Eco Services. Rhodia technologies for the industrial care market make surfaces more resistant to wear, create environmentally-friendly products and develop "smart" paints that eliminate odors and repel dirt.

Pharmaceuticals and Agrochemicals

        This Division serves the pharmaceutical, perfumery and agrochemical markets through three businesses: Pharma Solutions; Perfumery, Performance and Agrochemical; and Intermediates. Rhodia technologies for the pharmaceutical market increase the effectiveness of certain active ingredients and assist in the development of critical pharmaceutical molecules. Rhodia technologies for the agrochemical and perfumery markets improve the efficacy of active ingredients and enhance flavor and fragrances.

        The following discussion is based on Rhodia's historical internal structure of five divisions, which was in place until the end of 2002.

Organizational Chart by Business

        The discussion in this Business section reflects Rhodia's historical internal business organization. The simplified organizational chart below sets forth, for each of Rhodia's five Divisions, their principal technologies for the year ended December 31, 2002.

Consumer Specialties	Polyamide	Fine Organics	Industrial Specialties	Services and Specialties
Phosphates Surfactants Hydrocolloids Food Cultures Phosphorus Derivatives	Textile Yarns Polyamide Intermediates Technical Fibers and Industrial Yarns Engineering Plastics	Synthesis of Intermediates Fine Synthesis Custom Synthesis Phosphates	Aliphatic Di-Isocyanates Oxygenated solvents Latexes Silicas Silicones	Acetow Eco Services Electronics & Catalysis

        The principal activities of Rhodia's five Divisions are set forth below:

  •
  Consumer Specialties (EUR 1,871 million, or 28.3%, of Rhodia's net sales for 2002).    The Consumer Specialties Division develops and produces a range of manufacturing additives, including surfactants, phosphates, food cultures and hydrocolloids (including guar gum and xanthan gum), which enhance the performance and quality of end products. The Division's products are used in a variety of industries and end-uses, including principally food, home and personal care products, agriculture, oil fields and metal treatment. For 2002, the Consumer Specialties Division's research and development expenses amounted to 3.3% of net sales. At year-end 2002, the Division had 5,318 employees.

  •
  Polyamide (EUR 1,328 million, or 20.1%, of Rhodia's net sales for 2002).    The Polyamide Division develops and produces polyamide intermediates, textile yarns, engineering plastics, industrial yarns, and performance fibers used principally by the construction, apparel and automobile industries. For 2002, the Polyamide Division's research and development expenses amounted to 2.2% of net sales. At year-end 2002, the Division had 5,526 employees.

  •
  Fine Organics (EUR 1,100 million, or 16.6%, of Rhodia's net sales for 2002).    The Fine Organics Division researches, develops and produces customized molecules, usually in collaboration with its customers, and produces certain other molecules, including vanillin, hydroquinone, aspirin, salicylic acid and fluorinated intermediates. The Division also produces phenol, acetone and bisphenol A. The Division's products are used principally in the pharmaceuticals, agrochemicals, food and perfume industries. For 2002, the Fine Organics Division's research and development expenses amounted to 2.2% of net sales. At year-end 2002, the Division had 3,873 employees.

  •
  Industrial Specialties (EUR 1,095 million, or 16.5%, of Rhodia's net sales for 2002).    The Industrial Specialties Division develops and produces high performance specialty products, including silicones, for a wide variety of industries such as coatings and building; latex, silica, including highly dispersible silica, principally for the tire and rubber industries; ADI (aliphatic di-isocyanate) based polymers, a key component of automobile and industrial paint; and oxygenated solvents. For 2002, the Industrial Specialties Division's research and development expenses amounted to 4.8% of net sales. At year-end 2002, the Division had 2,945 employees.

  •
  Services and Specialties (EUR 939 million, or 14.2%, of Rhodia's net sales for 2002).    The Services and Specialties Division is comprised of the Eco Services business, which is active principally in sulfuric acid production and regeneration as well as water treatment; the Acetow business, which produces cellulose acetate tow, the principal raw material for cigarette filters; and the Electronics & Catalysis business, which produces products for high-technology applications. For 2002, the Services and Specialties Division's research and development expenses amounted to 2.5% of net sales. At year-end 2002, the Division had 3,227 employees.

        The pie charts below set forth the percentage breakdown of Rhodia's net sales by Division and geographic origin for the year ended December 31, 2002.

Corporate Information

        The legal and commercial name (dénomination sociale) of the company is Rhodia. Rhodia was incorporated in 1998 for a period of 99 years. The company is a société anonyme, a form of limited liability company, domiciled in, incorporated under and governed by the laws of France—most notably Law No. 066-537 of July 24, 1966 (as amended), regulating commercial companies. Rhodia's corporate governance structure is set out in the company's by-laws (statuts), which were last amended on May 21, 2002.

        The Company is registered with the Register of Commerce and Companies of Nanterre under the number 352 170 161. Rhodia's registered office is located at 26, quai Alphonse Le Gallo, 92512 Boulogne-Billancourt Cedex, France, and its phone number at this location is +331-5538-4000.

Consumer Specialties Division

Overview

        The Consumer Specialties Division develops, manufactures and markets high value-added additives designed to improve performance, in particular, in food, cosmetics, detergents and water treatment products. To serve these markets, the Division uses its expertise in five core technologies: phosphates, phosphorus derivatives, hydrocolloids, surfactants and food cultures. Rhodia is number one worldwide in terms of 2002 sales in food and specialty phosphates (excluding fertilizers), phosphorus derivatives, and guar gum, and is number two worldwide in terms of 2002 sales in food cultures and xanthan gum.

        The table below sets forth certain financial information for the Consumer Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(EUR millions, except percentages)
Total Division sales(1)	2,175	2,153	1,871
Operating income (loss)	100	65	126
Capital expenditures	99	109	58
Total segment assets	2,473	2,201	1,925
Contribution to Rhodia net sales	29.3%	29.6%	28.3%

(1)
Excluding sales to other Divisions, which amounted to EUR 17 million, EUR 10 million and EUR 7 million in 2000, 2001 and 2002, respectively.

        The Consumer Specialties Division has expanded its activities in high growth markets by combining its technological skills, scientific knowledge and employee capabilities. For example, by combining proprietary nanoparticle technologies and the formulation technologies of the Cosmetics and Detergents business, Rhodia developed and launched a new-generation sunscreen Mirasun in 2001.

        During 2001, the Consumer Specialties Division completed the integration of Albright & Wilson, which serves a wide variety of markets, including the food, personal care, pharmaceuticals, electronics and detergents markets. In April 2001, Albright & Wilson's European Surfactants business was sold to Huntsman Corporation. The Consumer Specialties Division completed the reorganization of its manufacturing base and sales processes, the integration of its teams and the harmonization of its information systems in 2001.

        Rhodia's expertise spans the entire phosphate value chain, from manufacturing and purification of phosphoric acid to the production of specialty salts and special formulations designed for world-class food and industrial customers. The Specialty Phosphates business develops solutions to optimize quality and performance of finished products in a wide range of industries, including food, pharmaceuticals, detergents, water treatment, papermaking, metal treatment, horticulture and textiles.

        The industrial and drinking water treatment market is a source of strong demand for specialty phosphates. KALIPOL, one of the business's flagship products, offers an innovative solution to help reduce heavy metal concentrations by eliminating traces of lead in water pipes. Stricter European legislation in this area is expected to stimulate demand for water treatment products.

        On January 6, 2003, Rhodia announced the sale of its Brewing & Enzymes businesses based in the United Kingdom and the transfer of a technology license and production rights of an animal feed product to the U.S. company Genencor. Enzyme production is not a core technology for the Division, which is focusing on food additives.

Technologies

  •
  Phosphates are derived from phosphate ores, which are processed into elemental phosphorus or phosphoric acid. They are used in the form of salts or acid in detergents, food and water treatment products.

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  Surfactants are molecules with two different characteristics, one with a high affinity for oils and the other with a high affinity for water. They are critical additives in formulation industries, and are typically found in soaps and detergents.

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  Hydrocolloids (guar gum, xanthan gum and carrageenans) are plant seeds, biopolymers and seaweed extracts used as thickeners, stabilizers or gelling agents in food or cosmetics, or as rheology modifiers in the petroleum industry.

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  Food Cultures are concentrated mixtures of selected bacteria used in the dairy industry to make cheese and yogurt and in the meat industry to protect cured meat and in agrobiology to improve storage.

  •
  Phosphorus Derivatives are organic molecules derived from phosphorus trichloride, phosphorus oxychloride or phosphine (PH3). They are used in a wide range of applications from pharmaceutical intermediates to agrochemicals and various performance products (flame retardants, biocides and water treatment products).

        The table below sets forth the percentage contributions (unaudited) to the Consumer Specialties Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Phosphates	32%	37%	37%
Surfactants	43	28	30
Hydrocolloids and Food Cultures	13	21	16
Phosphorus Derivatives (PPD)	12	14	17

Total	100%	100%	100%

Division Strategy

        The Consumer Specialties Division uses extensive cross-fertilization among the Group's technologies to develop functions able to meet customer needs, in particular to create innovative products and applications by early partnering with key customers.

        Management believes this strategy based on continuous innovation will result in achieving sustainable growth in the Division's selected core activities. Main drivers to achieve this strategy are expected to be:

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  Innovation in food markets to satisfy end consumer demand especially for nutraceutics, in both home and personal care markets through multi-technology offers, in phosphorus derivatives markets to reinforce Rhodia's performance and specialty segments, and in oil field markets to provide large accounts with productivity enhancement techniques;

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  Organic growth in developing countries;

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  Cost competitiveness to gain market share in Phosphate markets and primary derivatives; and

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  Implementation of Rhodia's key account management program to increase its contact with global customers.

Products, Markets and Competition

        The table below sets forth, for each of the Consumer Specialties Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Phosphates	Food, detergents, water treatment, horticulture, metal treatment, ceramics	LEVAIR REGENT, RHODIA-PHOS, KALIPOL	Astaris, Foret, Prayon/OCP, Thermphos, Budenheim, BK Giulini
Surfactants	Cosmetics, agrochemical formulations, lubricants, emulsion polymerization	MIRANOL, DERMALCARE, MIRACARE, SOPROPHOR, LUBRHOPHOS, SUPERSOL, ABEX, RHODAFAC	Stepan, Huntsman, Shell, Dow, Cognis, Sasol (Condea), Degussa
Hydrocolloids	Food, cosmetics, detergents, oil drilling	MEYPRO, RHODIGEL, JAGUAR, RHEOZAN, RHODOPOL	CP Kelco (Hercules/Lehman JV) Degussa, FMC
Food Cultures	Dairy and meat products	MARSCHALL, EXAL, TEXEL, RHODOPAS, AVGARD MICROGARD, FLORA-FIT, DPL, MIRAPOL SURF, NCFM, SUPERSTART	DSM, Hansen, Danisco
Phosphorus Derivatives	Industrial applications (flame retardants, water treatment, leather tanning, agrochemicals, plastic additives)	ANTIBLAZE, PROBAN, TOLCIDE, BRIQUEST, ALBRIVAP, BRICORR, ALBRITE	Great Lakes, Astaris, Albemarle, Bayer

        Four business units, organized by market and technology, manage the Division's technologies.

        Specialty Phosphates.    The Specialty Phosphates business produces principally purified phosphoric acid and phosphate salts starting from phosphate rock. The acid is used in food applications and for technical uses such as water treatment and fertilizers. Salts include:

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  technical salts such as sodium phosphates for detergents (STPP), ammonium phosphates for flame retardants and specialty fertilizers;

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  high purity salts mainly for food applications such as sodium, potassium or calcium salts; and

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  aluminum salts for leavening agents in baking, calcium salts for pharmaceuticals, sodium salts in poultry processing and in dairy.

        The Specialty Phosphates business is primarily responsible for technologies related to salts and acid production. It sells some of the products it manufacturers and delivers products to other businesses of the Division such as to Cosmetics and Detergents for metal treatment, oral care, laundry and automatic dishwashing, and to Phosphorus Derivatives for water treatment or catalysis and to Food Ingredients. Each of these other businesses is responsible for marketing the products of the Specialty Phosphates business.

        Phosphorus Derivatives.    The Phosphorus Derivatives business focuses on several core markets: water treatment, flame retardants, plastics and polymers, pharmaceutical intermediates and fine chemicals. In 2001, its manufacturing capabilities were strengthened through new production agreements and joint ventures in China. In 2002, these activities in China became operational and have been fully integrated within the structure of the Division. In 2002, several new products were brought to market, including a pharmaceutical intermediate, an anti-corrosion agent for water treatment applications and a softer second-generation flame retardant for the textiles industry. In addition, certain organic derivatives are used as agrochemical products to regulate plant growth and as synthetic intermediates used in critical applications for the pharmaceutical industry.

        The Phosphorus Derivatives business develops water treatment solutions to prevent the formation of scale deposits, corrosion and microbial contamination in a broad variety of industrial applications. In the oil-drilling segment, for example, TOLCIDE, is the only biocide used for drilling wells in the North Sea and the Gulf of Mexico because it is adaptable to their ecosystems. BRICORR, which Rhodia believes is the most effective scale prevention polymer in its category, is also used in this industry.

        In 2001, Rhodia launched the second generation of PROBAN, the flame retardant used in clothing, bed linen and furniture. PROBAN has become the global benchmark in this market segment. Rhodia expects this market to grow because recent U.S. legislation requires the use of fire-retardant fibers in children's sleepwear.

        With its expertise, the Phosphorus Derivatives business has begun marketing advanced phosphorus chemicals research and development services, which range from laboratory development to full-scale commercial production. These services, provided under exclusivity agreements, enable customers to quickly develop new specialty chemical intermediates from phosphorus molecules.

        Food Ingredients.    The Food Ingredients business provides the food industry with three main product lines: phosphates, food cultures and hydrocolloids. Food phosphates are used for leavening baked goods and preserving mixes. Food cultures are used principally for fermenting cheese, yogurt and other dairy products and improving the preservation, flavor and texture of meat and dairy products. Food hydrocolloids (principally guar gum and xanthan gum) are used in ice cream, frozen desserts, convenience foods and a variety of other food products for stabilizing, improving texture and enhancing preservation. The Division also markets vanillin produced by the Fine Organics Division and produces anti-oxidants. The Division also markets co-stabilizers for PVC products.

        In terms of 2002 sales, Rhodia is one of the leading suppliers of food cultures to the dairy industry and a leading manufacturer of food preservation products with its antioxidants, food cultures and phosphate salts. The food additives market is highly fragmented, with a significant portion of worldwide sales made on a regional basis. In recent years, increased demand for safety and product innovation has stimulated the food additives market. The food additives market is also characterized by high entry barriers, primarily due to three factors: the advanced technology involved in manufacturing processes, the importance of experience with food regulatory and safety issues and the need for a worldwide presence to compete effectively.

        Management believes that Rhodia's strong relationships with the major North American and European multinational food groups, which dominate a large number of food product lines, will permit Rhodia to benefit from future growth in demand. Rhodia's customers in both the yogurt and desserts market and the baking market are principally major international manufacturers, while its customers in the dairy market are principally regional manufacturers.

        As innovation is a key factor in meeting food industry expectations, Rhodia operates a laboratory dedicated to developing food textures in central Europe and has intensified its scientific initiatives in the field of probiotic cultures. Rhodia has also identified food safety as a strategic development path, and preparations are underway to introduce targeted solutions for meat and processed food producers in the United States. Rhodia has developed a new-generation of its

AVGARD antibacterial poultry treatment process. Marketed worldwide in 2002, the new process will enable poultry plants to reduce their waste effluent—an important advantage for customers in environmentally-sensitive regions. A third strategic priority is geographical expansion. By strengthening its sales and marketing resources and laboratories in Asian markets, the Food Ingredients business expects strong growth in the Asian market where purchasing power is increasing and modern distribution is developing. Its locally-based teams adapt solutions to the specific requirements of the fast growing Chinese and Southeast Asian markets. Alliances with other companies, such as the joint venture with Organo in Japan, also allow Rhodia to better serve its customers.

        Cosmetics and Detergents.    The Cosmetics and Detergents business offers four main product lines: surfactants, hydrocolloids, phosphates and silicates. Sales of surfactants to the consumer products industries consist principally of surfactants tailored specifically to client demands for use in products such as skin care products, cosmetics, shampoos, conditioners and detergents. Hydrocolloids serve as ingredients in cosmetics and as a texturing agent. Phosphates are used for specialty applications in detergents, pharmaceutical products and personal care products. Rhodia also produces sodium silicate, which enhances cleaning qualities in laundry detergents.

        By combining surfactant technologies with other areas of expertise within the Group, the Consumer Specialties Division is developing new solutions for the cosmetics, detergents and industrial markets. In addition, Rhodia's capabilities in hydrodispersible polymers (natural or synthetic), which are critical raw materials for surface treatment technologies, along with its production plants in Europe, North America, South America and Asia, enable Rhodia to offer its customers highly-competitive solutions.

        The Cosmetics and Detergents business serves two principal markets: personal care and detergents. The personal care market is segmented into oral care, hair care, skin care, conditioning and cleansing products. The detergents market is segmented into laundry detergent, dishwashing detergent, household cleaners and institutional and industrial cleaners. The principal purchasers in such markets are generally major international manufacturers of detergents, cosmetics and other personal care products as well as major regional manufacturers. Most of such businesses generally serve markets with non-cyclical demand, and thus their needs for manufacturing ingredients are also generally non-cyclical.

        The Cosmetics and Detergents business operates in markets in which innovation represents a key factor of differentiation and where customers tend to be cross-border organizations seeking partnerships with suppliers to quickly bring to market innovations that offer perceptible benefits to consumers. Rhodia's speed and effectiveness in responding to these concerns—with faster time-to-market cycles and enhanced performance—have helped make it one of the top producers of anti-stain polymers and foaming agents. Rhodia is a major supplier to the world cosmetics industry, marketing a full range of products that combine surfactant, hydrocolloid and polymer technologies. In 2001, it successfully entered the baby-wipe segment with a mild, easy-to-use, surfactant-based product. In the household cleaning product segment, Rhodia delivers innovative solutions designed to enhance the positions of its customers in the highly-competitive detergent market. In 2002, Rhodia launched MIROPOL SURF, a synthetic polymer adapted to treat hard surfaces (ceramics and glass). MIROPOL SURF is absorbed by the treated surface, making it hydrophilic and thereby protecting it from becoming encrusted with dirt and from other damages. In industrial markets, the business is a global reference for the innovation and production of agrochemical formulation products, metal treatment and oil field products.

Polyamide Division

Overview

        Polyamide is a high value-added polymer used in a wide variety of applications for its elastic, easy-to-dye, readily recyclable and heat- and abrasion-resistant properties. Rhodia is among the top three world manufacturers of polyamide in terms of 2002 sales.

        The table below sets forth certain financial information for the Polyamide Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(EUR millions, except percentages)
Total Division sales(1)	1,559	1,418	1,328
Operating income (loss)	178	32	123
Capital expenditures	105	104	90
Total segment assets	1,312	1,180	1,062
Contribution to Rhodia net sales	21.0%	19.5%	20.1%

(1)
Excluding sales to other Divisions, which amounted to EUR 30 million, EUR 26 million and EUR 25 million in 2000, 2001 and 2002, respectively.

        Estimated at EUR 20.5 billion, the global polyamide market had an average annual growth rate of 3% since 1970. The market is relatively concentrated, with six manufacturers producing 45% of worldwide yarn, fiber and plastics, and 58% of intermediates. This high concentration, which is expected to continue in the years ahead, is sustained by substantial technological and financial barriers to entry.

        Management believes that the integrated production of adiponitrile (ADN) and adipic acid, the two key raw materials for manufacturing polyamide 6.6, represents an important competitive advantage for Rhodia. Rhodia produces ADN through Butachimie, a 50/50 joint venture with DuPont. Butachimie operates an ADN production plant, which management believes is one of the most cost efficient in the world. In 2001, Rhodia and DuPont jointly made a major investment in the Butachimie plant, making it the world's largest producer of polyamide intermediates.

        By sharing research and development capabilities and working closely with other Group businesses, the Polyamide Division creates new custom, adipic acid-based solutions for leading customers. For example, the Polyamide Intermediates business developed an additive for laundry detergents, and the new ADIFOOD product has enabled the food industry to improve the preservation of powder preparations. The resistance properties of polyamide fibers used in the recently-introduced RHOXIMAT Nyl are also finding new applications in construction and public works projects where they are used to reinforce construction materials.

        From the production of raw materials to the recovery of end-of-cycle waste, the Polyamide Division fully embraces Rhodia's commitment to reduce pollutant emissions. A far-reaching research program is exploring ways to recycle by-products from polyamide manufacturing, while a network for recovering polyamide waste is being set up in collaboration with customers.

        In July 2002, Rhodia sold its Kermel subsidiary by means of a management buy out led by Argos Soditic. Kermel produced fire safety and fire fighting equipment. This divestment is consistent with Rhodia's strategy of selling non-core businesses and activities that do not contribute significantly to the Group's development model based on cross-fertilization of technologies.

Technologies

  •
  Textile Yarns are used for pantyhose, lingerie and sports and casual wear.

  •
  Polyamide Intermediates and Polymers are chemical products used to produce polyamide 6.6 plastics and fibers.

  •
  Technical Fibers are used primarily in industrial and domestic carpeting and rugs, as well as non-wovens and flock. Some fibers are used for their resistance to fire.

  •
  Industrial yarns are yarns with very high resistance to deformation, used to make tires, airbags, conveyor belts, sewing threads, ropes and fishing nets.

  •
  Engineering Plastics are used for applications requiring high heat resistance, especially in the automotive and electrical industries, or requiring great strength, as in furniture or sports and leisure equipment.

        The table below sets forth the percentage contributions (unaudited) to the Polyamide Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Textile Yarns(1)	36%	33%	32%
Polyamide Intermediates and Polymers	23	24	26
Technical Fibers and Industrial Yarns(2)	23	25	24
Engineering Plastics	18	18	18

Total	100%	100%	100%

(1)
Including 100% of the textile yarn sales of the Nylstar, Stilon and Ying Long joint ventures.

(2)
Combination of Performance Fibers and Industrial Yarns.

Division Strategy

        The Polyamide Division's strategy is based on cash generation resulting from its investments. It also aims to achieve sustainable growth by developing industrial partnerships in order to share investment and expand operations into Asia and the United States. Management expects Rhodia to become a global producer of polyamide 6 and 6.6, optimizing production capacities in Europe, especially in eastern Europe, by developing polyamide 6 technologies. This is supported by Rhodia's key account management program and by strong innovation and brand policy (MERYL/MERYL SKINLIFE).

        In 2003-2004 management expects to launch a new generation of polymers protected by patents in automotive and fibers markets. Management aims to increase cross-fertilization with other Rhodia businesses in order to enlarge its portfolio of products and services and bring value-added products to its markets.

Products, Markets and Competition

        The table below sets forth, for each of the Polyamide Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Textile Yarns	Lingerie, stockings and pantyhose, Casual and sportswear	MERYL, AMNI	DuPont, Radici
Polyamide Intermediates and Polymers	Engineering plastics, industrial yarns, textile yarns and technical fibers, polyurethane intermediates for shoes, automotive applications, paper, detergents, food, coatings	DIORO, ADIFOOD	Dupont, BASF, Solutia, Asahi
Technical Fibers and Industrial Yarns	Automotive applications, tires, carpeting, furniture, textiles, filtration, silkscreen printing, paper	SYLKHARESSE, NOVAL	DuPont, Acordis, Solutia, Honeywell
Engineering Plastics	Automotive applications, electrical, electronics, industrial goods, consumer goods, sports and recreational products	TECHNYL, TECHNYLSTAR, SNIATAL	DuPont, Solutia, BASF, DSM, Honeywell, Bayer

        Four business units, organized by technology and market, manage the Division's technologies.

        Engineering Plastics.    Rhodia is one of the leading producers in terms of 2002 sales of polyamide 6.6 and 6 and polyamide engineering plastics. Light and ideal for making complex, high-performance parts, polyamide engineering plastics are increasingly replacing steel or aluminum. Used in various markets such as electricity, automotive, and electronics, consumer and industrial goods, polyamide engineering plastics are used in applications facing high temperatures, a corrosive environment, strong mechanical constraints and aesthetic requirements.

        Rhodia sells its polyamide products in specific segments such as under-the-hood applications (engine covers and air intake manifolds), automotive interiors and exteriors, low/high voltage electrical distribution, domestic appliances, connectors for electricity and electronics, machine components, power tools, sporting goods and consumer and industrial goods. Rhodia seeks to meet its customer's product delivery, product development and commercial service needs worldwide. Its eight manufacturing facilities and ten technical centers cover North America, South America, Europe and Asia.

        To sustain growth, Rhodia has focused on high-potential markets where it has become a preferred partner for its customers from design to production through innovative and dedicated solutions. In 2002, Rhodia received a Siemens 2002 Award in recognition of its technological leadership in research and development and product applications in connection with its TECHNYL STAR product.

        Technical Fibers and Industrial Yarns.    Among the principal producers worldwide for high performance technical fibers in 2002, the Technical Fibers business manufactures and sells yarns and fibers that are used in a variety of markets. Rhodia's Technical Fibers business produces staple fibers and BCF (bulk continuous filament) from both polyamide 6.6 and polyamide 6 for contract and residential tufted carpets markets. Rhodia is the worldwide leader in terms of 2002 sales in non-woven polyamide fibers used for paperfelts, abrasives and interlinings, in textile polyamide fibers (blended with wool) used for socks, pullovers and outerwear and in polyamide flock mainly used for upholstery, automotive seats and window insulation. In these products lines, Rhodia is focusing on high value-added technical applications.

        Among the principal producers worldwide in 2002, the Industrial Yarns business manufactures yarns and monofilaments from polyamide that are used in a variety of markets. The principal application is for polyamide tire cord used for trucks, tractors, forklifts and car tires. Other applications are in conveyor belts, air bags, parachutes, tents, inflatable rafts and sewing threads.

        In terms of 2002 sales, Rhodia is a global leader in high precision monofilament polyamide fibers. The business continued to reconfigure its production base in Western Europe and its facilities in Eastern Europe and Brazil in 2002. Rhodia seeks to consolidate its leadership positions in specialty markets and expand its product line to meet customer requirements more effectively. In Brazil, for example, downstream capacity was added to produce dipped fabrics used as reinforcements by tire manufacturers operating in Brazil such as Pirelli.

        Rhodia's industrial yarns and technical fibers are utilized around the world for their flexibility, durability and strength, for their resistance to heat, moisture and fire, and for their variety of sizes. They are used to manufacture filters for chemical applications, in particular to filter liquids and gases, and for medical applications such as filtering blood.

        Textile Yarns.    Textile yarns from Polyamide 6.6 and Polyamide 6 are produced in Europe and the United States by Nylstar and by Rhodia's subsidiaries in Brazil and China. This business, which is a leader in Europe and number two worldwide in terms of 2002 sales, designs, manufactures and markets high value-added textile yarns that combine performance and comfort and are designed for various clothing markets, such as sports and ready-to-wear apparel, underwear, stockings and pantyhose. The distinguishing feature of Nylstar yarns is that their filaments are extremely fine, which give clothing such unique characteristics as durability, flexibility, texture, resistance to perspiration and ease of use. The quality, inter-fiber weavability and strength of Nylstar yarns have captured the interest of leading fashion designers. Kappa, Sergio Tacchini sportswear and Benetton are working with Nylstar to create new collections that combine performance and comfort.

        These fibers are produced in Europe and the United States by Nylstar, a joint venture with SNIA, and by Rhodia in Brazil and China. MERYL, a microfiber introduced in 1996, is the flagship product and accounts for approximately 50% of Nylstar's sales. Rhodia has taken advantage of the different characteristics of this product, which can be found under several brand names and is used in various applications: as a lightweight, insulating, hollow fiber for ski clothing, or combined with other (e.g. cotton and velvet) fibers to improve texture.

        Nylstar's products offer such multiple benefits as comfort and elegance, intensive wearability and resistance to perspiration, flexibility and resistance. Nylstar introduced MERYL SKINLIFE, which management believes is the first bacteriostatic polyamide fiber that prevents the proliferation of bacteria associated with body odor. The result of a joint project with Kappa, the MERYL microfiber is exceptionally light weight, totally adaptable to heat and moisture and fast-drying. This fiber was used in jerseys worn by Italy's soccer team during the 2002 World Cup.

        Polyamide Intermediates and Polymers.    Rhodia's polyamide intermediates products line includes adiponitrile (ADN) (produced by Butachimie, a 50/50 joint venture with DuPont), hexamethyle diamine (HMDA), adipic acid, nylon salt and polyamide 6.6. A significant portion of polyamide intermediates production is used by the Polyamide Division for the production of downstream products. These intermediates are produced in France, Brazil and South Korea.

        Adipic acid and ADN are the key intermediates in polyamide 6.6 polymers. Rhodia is among the top three world leaders in adipic acid for non-nylon applications. Traditionally used to make polyamide 6.6 plastics and fibers, ADN-based polymers and intermediates are finding new applications in coatings, plastics additives, perfumes and reinforcing resins. Developments in the Intermediates business are closely linked to the Division's downstream businesses, in particular the sales of fibers and engineering plastics. Recently, the business increased capacity at its adipic acid plant in Paulinia, Brazil to meet the requirements of various Rhodia markets in the Americas and, with its joint-venture partner DuPont, nearly doubled capacity (from 300 to 500 kilotons per year) at the Butachimie plant in Chalampé, France.

Fine Organics Division

Overview

        The Fine Organics Division develops, manufactures and markets advanced intermediates and active ingredients worldwide. Its businesses are focused on expanding market segments and all areas in which its capabilities and the quality of its industrial assets can create significant value for its customers.

        The Fine Organics Division has a portfolio that includes products developed using phenol chemistry and phenol derivatives which have enabled the Division to obtain global leadership positions in terms of 2002 sales for vanillin, analgesics (acetylsalicylic acid, the active ingredient in aspirin and paracetamol), benzenoids for perfumes and building blocks for agrochemicals and pharmaceuticals. Rhodia is number one worldwide in terms of 2002 sales of acetylsalicylic acid (aspirin), diphenols and vanillin, and number two worldwide in terms of 2002 sales of paracetamol. Rhodia develops and produces intermediates and Active Pharmaceutical Ingredients (APIs) for the life sciences industries. The Group is also a leader in the field of fine fluorinated intermediates.

        The table below sets forth certain financial information for the Fine Organics Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(EUR millions, except percentages)
Total Division sales(1)	1,060	1,099	1,100
Operating income (loss)	82	(34)	36
Capital expenditures	94	108	62
Total segment assets	1,632	1,657	1,266
Contribution to Rhodia net sales	14.3%	15.1%	16.6%

(1)
Excluding sales to other Divisions, which amounted to EUR 125 million, EUR 120 million and EUR 113 million in 2000, 2001 and 2002, respectively.

        The further integration of Rhodia ChiRex, following the acquisition of ChiRex in September 2000, strengthened the Division's capabilities in pharmaceutical services. Rhodia ChiRex has the capacity to manage processes across the pharmaceutical production cycle, which allows its pharmaceutical customers to focus their skills on research and development and marketing. In addition, the need to shorten time-to-market is leading the pharmaceutical industry to select chemical manufacturers with the highest level of expertise and technology. Rhodia offers an extensive range of solutions to meet all of the critical challenges involved in the production of pharmaceuticals.

        By capitalizing on the Group's portfolio of technologies, the Fine Organics Division is developing new solutions for its customers, for example, by using phosphorus-containing molecules manufactured by the Consumer Specialty Division to produce treatments for osteoporosis, cancer and AIDS in partnership with pharmaceutical companies.

        The Group historically produced phenol to meet its own needs, since a significant number of Fine Organics products are derived from the technology tree that branches out from this raw material. In December 2002, Rhodia divested its Hydrogen Chloride, soda ash and phenol business activities in Europe, because these businesses are highly commoditised and Rhodia only holds a regional market position. It maintains a dominant position in terms of 2002 sales for the South American market.

        In 2002, the FDA issued only 17 authorizations allowing new chemical entities to be marketed. Several new medications expected to be launched in 2002 have been delayed because of additional tests or studies required by the FDA. These delays have had a significant impact on Rhodia, in particular Rhodia ChiRex, as well as other suppliers to the pharmaceutical industry, creating an imbalance between supply and demand. In addition, the increase in the price of petro-chemical raw materials has increased costs for the sector. As a result, in a context of continued weak economic growth, certain fine chemical suppliers, including Rhodia, have restructured their activities.

Technologies

  •
  Synthesis of Intermediates encompasses a wide range of intermediates based on the diphenol tree and derivatives, the salicylate tree, as well as the phenol business and its direct derivatives.

  •
  Fine Synthesis develops building blocks for agrochemistry, pharmaceuticals, energy storage, exclusive agrochemical molecules, including a broad mix of fine fluorinated and nitrated products, life science finished products such as paracetamol or aspirin, perfumery products and vanillin.

  •
  Custom Synthesis includes exclusive research and manufacturing to produce sophisticated, tailor-made molecules for the Pharmaceutical and Agrochemical Industry.

  •
  Phosphates sold by the Fine Organics Division to the pharmaceutical market include dicalcium phosphate manufactured by the Consumer Specialities Division.

        The table below sets forth the percentage contributions (unaudited) to the Fine Organic Division's net sales by technology for the years ended December 31 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Synthesis of Intermediates (including phenol)	58%	58%	53%
Fine Synthesis	32	25	28
Custom Synthesis	8	14	16
Phosphates	2	3	3

Total	100%	100%	100%

Division Strategy

        During the final quarter of 2002, and with operational effect from January 2003, Rhodia reorganized the Fine Organics division into three businesses and changed its name to Rhodia

Pharmaceuticals and Agrochemicals. This new organization reflects the need to bring more coherence to Rhodia's market-orientated structure. The three businesses are:

  •
  Rhodia Pharma Solutions, responsible for products and services sold to the pharmaceutical sector;

  •
  Rhodia Perfumery, Performance and Agrochemicals, responsible for interfacing with important end markets and managing the shared industrial assets for the division; and

  •
  Rhodia Intermediates, responsible for managing phenol production in Brazil.

        This business reorganization reflects Rhodia's overall strategic target to better service its end markets by simplifying interface and grouping expertise. From this coherent base Rhodia aims to:

  •
  Develop its core technology portfolio to bring a broader understanding and capability to its customers' needs, allowing Rhodia to develop and produce cheaper, high quality products for its clients, and to keep in step with the evolving complexity of the industries Rhodia serves;

  •
  Enhance its competitive positioning by developing and exploiting internal know-how and expertise in areas such as process development to reinforce the cost competitiveness of Rhodia's portfolio of products and services and of its clients' business;

  •
  Further develop its industrial base in China to benefit from a relatively lower cost base for its commodity-type products, as well as to develop access to the growing Asian market; and

  •
  Enhance its marketing and sales competencies to better understand the client context, and better position its portfolio of products and services within the industries Rhodia serves.

Products, Markets and Competition

        The table below sets forth, for each of the Fine Organics Division's sectors, the principal products, markets, brand names and competitors.

Products/Technology	Markets	Brands	Competitors
Synthesis of Intermediates including (Phenol)	Salicylates, Para-amino-phenol, upstream fibers, diphenols, perfumery, epoxy, polycarbonates, solvents, photography, electronics, agrochemicals, refrigerants		Ineos, Eastman, DSM, Mitsui, Ube
Fine Synthesis	Pharmaceuticals, perfumery, flavoring agents	RHODINE, RHODAPAP, RHODIAFLOR, RHODIANTAL, RHODIAROME, RHONAVIL, RHODIASCENT	Mallinckrodt, Bayer Borregaard, Ube
Custom Synthesis	Agrochemicals, pharmaceuticals		Lonza, DSM, Degussa, Avecia
Calcium phosphates	Pharmaceuticals, consumer health	A-TAB, DI-TAB, TRI-TAB

        Five business units, organized by technology and market, manage the Division's technologies.

        Advanced Intermediates and Active Ingredients.    Rhodia ChiRex provides products and services to the pharmaceutical industry. These activities support pharmaceutical clients during the pre-clinical and clinical development phases, as well as during launch, peak sales and over the product life cycle. Activities in the development phases include the procedures to rapidly create a new active matter, as well as laboratory and pilot project production of quantities necessary for the realization of the clinical trials, and synthesis route development. The manufacturing part of the business includes technical transfer, scale up and industrialization, and determination of the most cost efficient synthesis routes, along the product life cycle. The integration of Rhodia ChiRex allows the Division to enhance its activities in the pre-clinical and clinical phases of the development of new medications in line with the life sciences capabilities. In 2002, the business expanded its customer base both among world-class pharmaceutical companies and among smaller start-ups specialized in the development of new molecules, which are now playing an increasingly important role in the industry.

        The market for specialty chemicals for the pharmaceuticals industry is a global market. Most of the pharmaceuticals industry is based in the United States, while most of the specialty chemicals industry is based in Europe. The presence of Rhodia ChiRex in the United States provides the business easy access to its major market.

        In a market where chiral molecules account for two-thirds of new drugs brought to market, management believes that Rhodia ChiRex's expertise in chiral chemistry provides a competitive advantage for Rhodia. Its processes and technologies are designed to meet the technical challenges associated with most of the major therapeutic domains. Rhodia ChiRex is one of the few companies that offers its customers an integrated approach to their needs, from research and development to contract manufacturing of their new products. Rhodia ChiRex's competitive positioning is increasingly challenged by a number of strong chiral players, as well as the development of complementary multi-synthesis capabilities among its competitors. However, management believes that Rhodia ChiRex's strong technology profile in both new and traditional technologies, as well as its Scientific Advisory Board composed of top scientists provide Rhodia with a sound base to build the technologies of the future.

        Chemistry for Life Science.    Rhodia develops, synthesizes and produces customized molecules. In collaboration with its customers, customized molecules are used in products ranging from intermediates supporting anti-inflammatory and cancer-fighting chemicals for the pharmaceuticals industry to herbicides and fungicides for the agrochemicals industry. As well as having custom synthesis of advanced intermediates within pharmaceuticals, Rhodia produces customized molecules through a network of production facilities for fluorination, chlorination, nitration, oxidation, hydrogenation and other processing. With expertise in three major technologies—fluorination, chlorination and nitration—the business focuses on manufacturing and marketing building blocks to the pharmaceutical and agrochemical industries.

        Management estimates that the worldwide market for life science chemicals totaled approximately $12–14 billion in sales in 2002. The market has grown more than 5% per year over the past five years, due principally to the trend in the pharmaceuticals and agrochemicals industries toward outsourcing product development and production. Competition in the synthesis of building blocks and intermediates is fragmented, with producers mainly focusing on niche markets demanding individual processes for the production of customized molecules. Management believes that Rhodia's chief competitive advantage is its broad range of chemical processing technologies, including proprietary systems for certain processes such as fluorination and nitration, and its ability to supply consistently high performance products from its global production network. In addition, management believes that Rhodia's integrated project management approach and collaboration with customers allows it to develop molecules more efficiently than competitors.

        Perfumery and Specialties.    The Perfumery and Specialties business develops, synthesizes and produces catechol (used principally as an intermediate for the agrochemicals and pharmaceuticals industries), catechol derivatives (such as vanillin and vanillin derivatives) and hydroquinone (used principally as an antioxidant for developing photographs and X-rays and as a polymerization inhibitor). The Perfumery and Specialties business sells vanillin, under the trademark RHOVANIL, on the open market as well as to Rhodia's Consumer Specialties Division. The diphenol product tree operates in a concentrated competitive environment, with four producers accounting for most of worldwide sales of diphenols and derived perfume ingredients. The top two producers of most diphenol derivatives account for more than half of worldwide sales of each of vanillin, vanillin derivatives, coumarin and benzyl salicylate. In terms of 2002 sales, Rhodia is the world's largest producer of vanillin and vanillin derivatives as well as specialty diphenols such as polymerization inhibitors and antioxidants. The salicylates tree also brings an important breadth to the flavor and fragrances business with such products as methyl salicylate and isoamyl salicylate, where Rhodia holds a leadership position in terms of 2002 sales.

        Rhodia has production facilities on four continents and a sales network that spans the globe. In addition to an established position in Europe and the United States, the business maintains a strong manufacturing base in Brazil and two production sites in China. With a broad presence in the detergents, fine perfumes and cosmetics markets, the business also benefits from growing demand for functional fragrances used in detergents and cosmetics, and serves a wide variety of specialty markets, ranging from photography and tires to electronics.

        Analgesics and Nutritional Supplements.    Rhodia produces salicylic acid and analgesic active ingredients, including acetyl salicylic acid, for the pharmaceuticals and food industries. Pharmaceuticals manufacturers use Rhodia's products to produce retail analgesics. Each of the Division's sites producing analgesic active ingredients has been audited and approved by the U.S. Food and Drug Administration (the "FDA").

        The salicylates and PAP business feeds the pharmaceutical market, among others, through the production of bulk aspirin and bulk paracetamol. The bulk actives are marketed to major pharmaceuticals manufacturers worldwide, divided approximately equally between Europe and North America in 2002. The analgesic active ingredients market is concentrated, with Rhodia and Bayer (Germany) accounting for approximately half of worldwide capacity in both salicylic acid and acetyl salicylic acid, and Rhodia and Mallinckrodt (United States) accounting for the majority of worldwide capacity in paracetamol. Analgesics and Nutritional Supplements sells both active ingredients, in particular aspirin and paracetamol used in pharmaceutical applications, and additives for nutritional supplements.

        The Analgesics and Nutritional Supplements business has adopted a strategy of long-term contractual relationships with its clients to confront increased competition from producers in China, who benefit from lower production costs. The business derives its competitiveness from the performance of its salicylic acid manufacturing process. Customers may choose from an extended range of exclusive services, with guaranteed quality, formulation capabilities, integration into their supply chain and online ordering. In 2001, the business signed partnership agreements to provide formulation services for two pharmaceutical groups, Roche and PharmaFab. Formulation services consist of manufacturing active ingredients designed to improve the properties and delivery of pharmaceuticals. Rhodia's ability to develop formulation capabilities across the Rhodia group will be a key axis of development for the future, which could reinforce Rhodia's value-added services in a highly price competitive market. Rhodia's objective is to strengthen and develop its relationships through long-term contracts with other large customers in the pharmaceuticals industry and through the addition of such services, enriching Rhodia's offer, and improving its clients' competitive performance. Management believes that competition is based principally on quality and cost, and that Rhodia's principal competitive strengths in this business are high quality, as demonstrated by

FDA approval of each of its production facilities and International Organization for Standardization certification of most of its manufacturing operations, and its ability to supply consistently high quality products worldwide from its global manufacturing base.

        Intermediates.    The Division produces principally phenol, acetone and bisphenol A. In 2002, the business sold approximately one third of its phenol production to other businesses of the Fine Organics Division as a raw material for acetyl salicylic acid, paracetamol, diphenols and bisphenol A, and the remainder in the open market as a raw material for phenolic resins. Rhodia sells acetone mainly as a raw material for methyl methacrylate (Plexiglas) and certain chemical solvents. Bisphenol A is sold to producers of epoxy resins and polycarbonate.

        On January 3, 2003, Rhodia announced the sale of its industrial and commercial activities in Europe related to basic chemicals to Bain Capital, a private investment firm. The divestiture of these chemical intermediates, which includes phenol, hydrochloric acid and soda ash, corresponds to Rhodia's strategy to re-align its portfolio and divest activities that are outside Rhodia's core businesses. Long-term contracts have been negotiated in order to maintain the competitive position of the Division, which no longer has an integrated phenol production chain in Europe. The Division has, however, retained its phenol production in Brazil, which remains an important source of raw material for the Group.

        Other.    Outside the core technologies the division also markets calcium phosphates manufactured by the Group. The calcium phosphates sales in the consumer healthcare sector and pharmaceuticals sector represent an important area of growth for the Group. Rhodia has developed calcium phosphates into an important healthcare product aimed at ensuring bone health. Competing with calcium carbonate, the importance of phosphorus in bone health has helped Rhodia to develop a growing position in the nutraceuticals market.

Industrial Specialties Division

Overview

        The Industrial Specialties Division develops specialty products based on five key technologies: silicones, silica, specialty latex, aliphatic di-isocyanates (ADI) and oxygenated solvents. These products are used primarily in applications all along the value chain for a diversified range of end-markets: automotive, construction, paints and coatings, tire, paper and textile as well as high-technology industries such as electronics and medical.

        Rhodia holds leadership positions in targeted high value-added market segments. Rhodia is number one or number two worldwide in terms of 2002 sales for moldmaking and paper coating silicones, precipitated silica and polyurethane coating hardeners (ADI polymers). Rhodia is number one in Latin America in terms of 2002 sales for oxygenated solvents.

        The table below sets forth certain financial information for the Industrial Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(EUR millions, except percentages)
Total Division sales(1)	1,211	1,181	1,095
Operating income (loss)	92	58	75
Capital expenditures	62	72	62
Total segment assets	970	904	810
Contribution to Rhodia net sales	16.3%	16.2%	16.5%

(1)
Excluding sales to other Divisions, which amounted to EUR 27 million, EUR 39 million and EUR 34 million in 2000, 2001 and 2002, respectively.

        The Industrial Specialties Division has competency in a broad range of technologies and functions, which Rhodia has combined to develop innovative solutions for its customers. In 2002, the Division launched a significant number of products with high-growth potential. For example, the Division recently introduced a new moisture-resistant water-based paint developed by combining expertise of the silicones and latexes businesses. It also pooled the competencies of the food ingredients, pharmaceutical ingredients and silica businesses to create the nutritional unit, designed to speed-up the development of products to improve the delivery of active ingredients in the human body. Innovations designed with environmental protection in mind are allowing industrial customers to deliver equivalent products that are more environment-friendly, while improving the safety of their manufacturing processes. For example, to enhance safety in the manufacturing process, Nike uses dust-free silicas that are much easier to handle.

  Technologies

  •
  Aliphatic Di-Isocyanates (ADI) polymers are used as hardeners in polyurethane resins. They are UV-resistant and, when added to industrial coatings, improve finish and provide exceptional durability.

  •
  Oxygenated solvents combine high thinning power with low impact on the ozone layer and negligible toxicity.

  •
  Latexes are dispersed polymers consisting of fine particles in water or powder with strong bonding ability. By injecting various complementary technologies into the latex molecule, latex provides functions for a wide range of applications, including primarily paints and adhesives.

  •
  Silicones are polymers with unique functions, including water-repellency, heat-resistance, elasticity, adhesion and sealing without shrinkage, chemical inertness, anti-foaming, lubrication and softening. Their structure allows adhesion of organic molecules, thus combining their functions.

  •
  Silica is the basic element in sand. After processing, precipitated silica is a light-weight, free-flowing product that serves a wide range of functions, such as absorption and hardening.

        The table below sets forth the percentage contribution (unaudited) to the Industrial Specialties Division's net sales by principal technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
PPMC Technologies(1)	48	47	44
Silicones	35	36	36
Silicas	17%	17%	20

Total	100%	100%	100%

(1)
For the first seven months of 2000, Rhodia consolidated its latex operations for accounting purposes. On August 1, 2000, Rhodia contributed its latex operations to a 50/50 joint venture and has accounted for its interest under the equity method from that date. In June 2002, Rhodia sold its share in this latex joint venture as well as related 100%-owned assets, as a result of which it no longer accounts for its interest in the joint venture under the equity method as from such date.

Division Strategy

        The Division's three core technologies—silicones, silica and aliphatic di-isocyanates—constitute a significant component of sales and operating income for Industrial Specialties. The Division holds a regional leadership position in Latin America for oxygenated solvents and aims to improve, in particular, its position in decorative coatings. Rhodia sold its paper-latex business to the Finnish group Raisio Chemicals in June 2002, pursuant to Rhodia's strategy to divest non-core businesses in order to focus on high value segments, with high potential differentiation.

  •
  The Silicones business aims to increase its market share by increasing Silox upstream monomer capacity, strengthening its marketing and innovation in selected high value niche markets and pursuing further growth in Europe and Asia.

  •
  Rhodia Silica Systems has targeted the reinforcement of its global leadership in a highly competitive market by increasing high value market positions in high dispersibility silica (HDS) Tire, polymer reinforcement (silicones) and nutraceutics and defending current profitable positions.

  •
  Businesses utilizing the aliphatic di-isocyanates technology seek to consolidate their competitive position through the integration of polyamides, developing "non-coatings" businesses and focusing efforts in Asia.

  •
  Businesses utilizing the solvents technology seek to maintain their current regional leadership in Latin America, strengthening market leadership and exporting to zones (such as Europe and Asia) with a good profitability potential.

  •
  The decorative coatings and adhesives business, focused on the latex technology, has targeted a strategic business turnaround, by reshaping its business model. The business seeks to restore sustainable profitability by leveraging selective high-value segments in decorative paint and construction material markets.

Products, Markets and Competition

        The table below sets forth, for each of the Industrial Specialties Division's principal technology areas, the principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Aliphatic Di- Isocyanates	Industrial Paints (OEM, coil, wood), Adhesives, Leather	TOLONATE, RHODIOCOAT	Bayer, Degussa, BASF
Oxygenated solvents	Paints, Leather, adhesives, printing inks, oils and lubricants, agrochemicals, pharmaceuticals	RHODIASOLV, RHODIAECO	Oxiteno, Exxon, BP, Shell, Sol Petroleo, Celanese, Dow
Latexes	Decorative paints, Roof tiling, Construction materials, Adhesives	RHODOPAS, RHOXIMAT	Rohm & Haas, Celanese, ICI, Air Products/ Wacker JVs
Silica	Tire, Oral care, Nutraceutic (animal feed), Polymer Reinforcement	ZEOSIL, TIXOSIL, TIXOLEX	Degussa, PPG, Huber
Silicones	Automotive, Textile, Personal care, Health care (dental, consumer goods, implantables), Electronics, Paper coating, Sealing, Paints & Coatings	RHODORSIL, SILCOLEASE, RHODOTAK, RHODALIS, SILBIONE, CAF	Dow Corning, General Electric, Wacker, Shin-Etsu

        Three business units, organized by market and technology, manage the Division's five technologies.

        Performance Products for Multi-functional Coatings (PPMC).    The PPMC business delivers innovative differentiated solutions for surface beauty and protection. This business serves three strategic markets: industrial coatings (paints and coatings), architectural coatings (paints and coatings) and adhesives.

        Rhodia's Latexes product line included styrene butadiene (X-SB) latex used for paper coating, which was sold with the Latexia divestment. The Division still produces vinylic latexes (RHOXIMAT) for construction and adhesives and styrene acrylic latexes (RHODOPAS) for decorative coatings. Rhodia has expanded its range of pure acrylics as part of its shift towards high value products.

        PPMC technologies are also combined with many other Group technologies, such as surfactants, silica, silicones, hydrocolloids, polyamide fibers and specialty phosphates. For example, TOLONATE, the major ADI-based product used for industrial coatings is produced by processing hexamethyle diamine from the Polyamide Division and phosgene from the Fine Organics Division. TOLONATE is principally used as a binding agent for high quality refinish paints in the automobile industry.

        PPMC's innovations have been achieved through maximum cross-fertilization with other Rhodia technologies, strategic partnerships, "breakthrough" innovations such as Rhodibloc, a proprietary polymer family with an improved range of properties, and tailored solutions for customers. Special emphasis is now being given to new products whose application and use are more environmentally friendly, such as TOLONATE HDT LV2, a low-solvent hardener for automotive paint applications and Ultragreen (RHODOPAS 2800), a solvent-free water-based paint and the family of oxygenated solvents.

        Silica.    Silica is used for reinforcement in tires, shoe soles, paint and paper. Silica also provides flow-ability and absorption as a carrier of active ingredients for life science applications in animal feed and agrochemical formulations. Rhodia's principal precipitated silica product is highly dispersible "micropearl" silica, a component of green tires. Rhodia also produces dental care grade silica, sold by the Consumer Specialties Division, which provides controlled abrasion and transparency in tooth-paste.

        The global precipitated silica market amounts approximately to EUR 640 million in sales for 2002. Sales for the Silica business have grown over the past five years, especially in specialty silica. Management believes that the business has developed leadership positions in terms of 2002 sales in its main markets.

        In terms of 2002 sales, Rhodia is a worldwide leader for precipitated silica, with approximately one fourth of the market. Rhodia is the only global player present in all geographical regions supplying global customers. Initially based solely in Europe, Rhodia strengthened its industrial, technical and commercial presence in the Asian silica market in 1996 through the construction of a new production facility in China and the acquisition of its joint venture partner's interest in Kofran in South Korea. The development of the green tire market allowed Rhodia Silica to penetrate the North American market in 1995.

        The tire industry drives Rhodia's major innovations in this business. New innovations in micropearl silica offer significant performance advantages to tire manufacturers, which Rhodia expects will contribute to the growth of this business. The global market for high performance tires amounted to 250 million tires in 2001 and has sustained an average growth rate of over 10% a year.

        Silicones.    Silicones are used in a diversified range of industrial applications for bonding, lubrication, softening, foam control, paper release, demolding and molding. Rhodia Silicones focuses on three major strategic markets: coating resins for the paper and textile markets, performance engineering elastomers used to manufacture technical parts for industrial applications and functional specialty fluids for all major markets (personal care, paints and coatings, agricultural and home care).

        The Silicones business operates in both the upstream and downstream silicones production phases, manufacturing a limited number of intermediates and focusing capacity utilization on the production of higher value-added downstream formulated products. Rhodia's Silicone business is mainly concentrated in Europe, where it provides a full range of coating resins, performance elastomers and functional fluids. Rhodia is a specialty high value niche player focused in rubber and other industries markets in North America, and with an emerging position in Asia through business alliances with local players. Rhodia is also an important producer of upstream integrated silicones.

        Rhodia intends to increase its market share by relying on innovation, technical service and cross-fertilization with other technologies. Rhodia enjoys strong market positions in high value segments such as mold-making, coatings for airbag textiles, and paper coatings.

Services and Specialties Division

Overview

        The Services and Specialties Division operates its three businesses—Electronics & Catalysis, Rhodia Eco Services and Acetow—in close partnership with the electronics, automotive, refining and chemical industries. The Services and Specialties Division also supplies water companies and cigarette manufacturers. Rhodia is number one in terms of 2002 sales in separated rare earths and a principal provider in sulfuric acid regeneration.

        The table below sets forth certain financial information for the Services and Specialties Division for the years ended and as of December 31, 2000, 2001 and 2002.

	Year ended and as of December 31,
	2000	2001	2002
	(EUR millions, except percentages)
Total Division sales(1)	963	995	939
Operating income (loss)	121	83	95
Capital expenditures	67	63	74
Total segment assets	917	945	774
Contribution to Rhodia net sales	13.0%	13.7%	14.2%

(1)
Excluding sales to other Divisions, which amounted to EUR 21 million, EUR 18 million and EUR 15 million in 2000, 2001 and 2002, respectively.

        The Services and Specialties Division combines its expertise with other Group technologies. Rhodia Eco Services, for example, has enhanced its global lineup of water treatment products and services with KALIPOL, which provides a simple solution for preventing lead corrosion in water pipes by drawing upon Rhodia's phosphate expertise. Moreover, to broaden its capabilities in the water market, Rhodia has undertaken a cross-functional study of water-related issues, working mainly with Specialty Phosphates, Phosphorus Derivatives and Rhodia Eco Services.

        On July 1, 2002, Rhodia sold its interest in Teris, which specializes in hazardous industrial waste processing in Europe and the United States, to SITA, the waste services division of Suez. In accordance with the agreements, Rhodia will continue its industrial partnership agreements currently existing with Teris for a period of at least five years.

Technologies

  •
  Acetate Tow is produced from wood pulp in a two-step process. Cellulose acetate flakes are first made by reacting wood pulp with acetic anhydride and are then dissolved in acetone and spun and curled to produce a cable comprising thousands of fibers. The number and size of the fibers varies according to the desired performance characteristics.

  •
  Eco Services offers products, systems and services to industrial manufacturers for controlling the environmental impact of their activities. Eco Services' main activities are the regeneration of used sulfuric acid and water treatment.

  •
  Rare Earths are natural elements. Their particular molecular structure makes them extremely difficult to separate from one another, but gives them unique physical and chemical properties used in many areas, including catalysis, luminescence, optics, magnetics and electronics.

        The table below sets forth the percentage contributions (unaudited) to the Services and Specialties Division's net sales by technology for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
Sales by technology
	2000	2001	2002
	(unaudited)
Acetate Tow	41%	45%	47%
Eco Services	40	39	37
Electronics & Catalysis (formerly Rare Earths)	19	16	16

Total	100%	100%	100%

Division Strategy

        The Services and Specialties Division's strategy is to generate cash and to seek customer proximity.

  •
  Acetow's production units are located in regions with growing consumption levels, such as Western and Eastern Europe;

  •
  Rhodia Eco Services' sulfuric acid regeneration plants serve the requirements of a significant number of North-American refineries; and

  •
  Electronics & Catalys has two plants in China, providing easy access to raw materials for its manufacturing facilities of high value-added products and has facilities in France and in Japan.

Products, Markets and Competition

        The table below sets forth, for each of the Services and Specialties Division's principal products, markets, brand names and competitors.

Products	Markets	Brands	Competitors
Acetow	Cigarette filters, polyester tow for ink containers	RHODIA FILTER TOW, RHODIA ACETOL, RHODIA WICKTOW	Celanese, Eastman, Acordis, Daicel
Eco Services
Sulfuric acid regeneration	Chemicals, refining, metallurgy, pigments, fertilizer, paper, electronic components	SATCO, REGENT	Grillo, DuPont, Arch Chemicals
Industrial waste treatment	Specialized incineration, waste treatment, soil audit and reclamation, recycling of catalytic converters	ULYSSE, CLARIDIS, LABO PROPRE, CYCLEON	Onyx, Laidlaw, SARP, Trédi, US Waste Services, Dames and Moore
Water treatment	Municipal water	AQUALENC, AQUAPHONE, DESHYDRIX	Sachtleben, Atofina, Kemira
Sludge treatment	Industrial effluents
Membrane filtration systems	Automotive paint applications, biotechnologies, agri-food, textiles, nuclear energy	PLEIADE, KERASEP, CARBOSEP, PERSEP, IRIS	Vivendi Water, Ondeo Pall
Electronics & Catalysis
Products containing oxides and rare earth salts	Luminescence, optics, electronics, catalysis, automotive pollution abatement, chemical catalysis, fuel cells	ACTALYS, OPALINE, CEROX, EOLYS	Manufacturers in China

        Three business units, organized by technology and market, manage the Division's technologies.

        Acetow.    The principal products of the Acetow business are acetate filter tow, the principal raw material for cigarette filters, and cellulose acetate flakes. In terms of capacity, the Acetow business is one of the world's three largest manufacturers in 2002, along with Celanese and Eastman, of acetate tow. Its production process is based on high-performance techniques combined with sophisticated quality control systems. The Acetow business is competitive both in terms of costs and location, with facilities in Germany, Russia and Latin America to support its customers' international expansion.

        The global shift from non-filter to filter cigarettes has increased demand for filters, which comprised approximately 90% of the cigarettes market in 2002. This substitution, combined with the growing penetration of acetate filter (as opposed to polypropylene filter), has significantly contributed to stimulate market growth. Heightened liability issues arising from stricter regulations continue to prompt cigarette manufacturers to look for ways to mitigate the harmful effects of tobacco. The Acetow business is also developing a new generation of filters to respond to new legislative requirements. Competition in the filter tow market is highly concentrated, with five producers accounting for more than 90% of worldwide production of filter tow in 2002.

        The Group is pursuing expansion opportunities in Eastern Europe and Asia, where cigarette filter demand is climbing rapidly. Growth in these markets is also being led by consumer demand for increasingly diverse products. To serve these markets, the Acetow business strengthened its industrial base by consolidating its production facilities and extending its best manufacturing practices to all four of its other facilities.

        Eco Services.    The Eco Services business offers products, systems and services to industrial manufacturers for controlling the environmental impact of their activities. In terms of 2002 sales, Rhodia is a significant service provider in the regeneration of used sulfuric acid, one of the most frequently employed industrial chemical agents. Rhodia also produces water treatment systems and systems for the treatment of industrial liquid effluents and clean processes, such as ultrafiltration membranes and bio-reactors.

        Rhodia Eco Services leverages various capabilities, from purification to recycling to reuse, in order to develop solutions in sulfuric acid regeneration and water and industrial fluid treatment. Eco Services principally serves industrialized economies. In Europe, the principal customers are in the chemical industry. In North America, the principal customers for sulfuric acid regeneration are oil refiners who use sulfuric acid as a catalyst to manufacture alkylates for lead-free gasoline and are generally under medium- to long-term contracts, providing steady and sustainable growth related to refinery output growth of lead-free gasoline.

        Rhodia serves a large part of the sulfuric acid regeneration market in the United States, through an extensive industrial base. Rhodia also provides the ability to offer end-to-end solutions, from the management of used sulfuric acid at customer facilities to the resale or delivery of the purified product.

        Rhodia Eco Services is repositioning its portfolio of products and services in the European sulfuric acid regeneration market, while improving the competitiveness of its products and services. In 2001 and 2002, several long-term sulfuric acid regeneration contracts were signed with large manufacturers.

        Electronics & Catalysis.    The Electronics & Catalysis business processes and markets products used by high-technology industries for a variety of applications, including phosphors for televisions, x-ray screens, trichromatic lamps, computers and cellular phones; magnetism for computer disk drives and magnetic resonance imaging machines; in batteries for laptop computers and cellular phones; automobile catalytic converters and petroleum and polymerization catalysis; coloration of glass, ceramics and plastics; and optoelectronics and integrated circuits.

        Electronics & Catalysis is one of the main processors worldwide of rare earths in terms of 2002 sales. Its technological expertise in this area is driving the development of performance products meeting exacting quality standards. The business' global presence allows it to provide local services and technical support in the United States, China, Japan and Europe. Its two strategic plants in China facilitate access to raw materials, thus enhancing the competitiveness of its products. Rhodia faces strong price competition, particularly from numerous relatively small producers of rare earths in China, as well as major producers in Japan and North America.

        Electronics & Catalysis' marketing and innovation strategy is based on close partnerships with customers, and early involvement in the product development cycle in order to satisfy their needs. In a number of areas, such as automotive emissions control and industrial gas scrubbing, the business' catalysis expertise and materials help to implement solutions to reduce or diversify consumption, in particular of non-renewable resources, and improve environmental impact (for example, by curbing greenhouse gases). They also support the introduction of alternative power generation solutions for clean energy sources.

Insurance

        Rhodia analyzes risks and manages them through a worldwide prevention policy and global insurance programs.

        Rhodia prepares annually a report on internal initiatives and the related results in the areas of industrial safety, workplace hygiene, environmental protection and product traceability. In addition, a global industrial risk prevention/insurance program has been set up with insurers. All manufacturing facilities are inspected using the same methodology and capital expenditure plans are analyzed for the purpose of preparing action plans to improve practices and procedures and to upgrade detection and protection equipment.

        This risk management policy is backed by global insurance programs. To limit insurance premiums and provide strong incentives to implement preventive measures, all insurance programs include high deductibles. Under these programs, the Group absorbs any losses that do not materially affect its earnings and only transfers major losses to the insurance market. No major insurance claims were made in 2002. The following description of Rhodia's insurance programs is only a summary in order to comply with the insurance companies' confidentiality rules and to protect Rhodia's competitive position. Total industrial risk insurance premiums paid by all the companies in the Rhodia Group were approximately EUR 50 million in 2002.

        In addition to the property and casualty program, the Group has taken out Business Interruption insurance—for periods ranging from 12 to 24 months depending on the business—associated not only with fire/explosions but also machine breakdown and natural disasters. The insured values are consistent with the assessment of the related risk, taking into account any knock-on effect on operations that depend on the affected facility or process, either because they are located on the same site or because they are internal customers of the facility. Following a sharp rise in premiums in 2002, the 2003 program has been renewed with higher insured values and a moderate increase in rates.

        The liability insurance program covers both operating and product liability. In 2002, Rhodia continued to benefit from the lower rates negotiated for the 2001/2002 policy. Premium rates for 2003 are significantly higher, due to conditions in the insurance market. The Transport Insurance program covers all goods held by Rhodia, as well as goods in transit or stored temporarily with third parties. The adjustments to the insurance premiums paid by Rhodia reflect current conditions in the industrial risk market in general and the chemicals risk market in particular.

Health, Safety and Environment

        Rhodia's Health, Safety and Environment policy (HSE) is based on a worldwide program of risk prevention and continued improvement. In 2002, Rhodia devoted EUR 167.6 million to safety and the environment and invested EUR 68.2 million in installations designed to reduce water and air pollutants as well as waste products. These investments are part of Rhodia's ongoing improvement programs that have been in place for several years. Rhodia has targeted four HSE objectives:

  •
  Environment.    Rhodia has implemented the principals of sustainable development, deploying a number of methods designed to ensure the application of sustainable development practices. Following widespread application and success of these methods in the United States, several such pilot initiatives have been initiated in Europe.

  •
  Workplace Safety.    Members of Rhodia's executive committee and members of the Enterprise Management Committees conduct management safety visits, designed to inform employees about safety issues.

  •
  Industrial Sites.    Rhodia has developed its own system for managing the health and safety of its employees and environmental issues on its sites, which goes beyond ISO 14000 standards, the generally accepted environmental management standard. Rhodia requires that its own system be enforced at all sites, regardless of their size or the nature of their activities, and has audited over the past three years two-thirds of its own sites according to this system. By the end of 2005, Rhodia expects to audit all of its sites with respect to activities conducted at them during the previous three years.

  •
  Products.    Rhodia has implemented a policy designed to ensure that each product design, manufacturing and marketing team operates in consideration of HSE issues.

Environment

        Sustainable development entails the satisfaction of the present generation's needs without jeopardizing the resources for generations to come. Rhodia's objective is to use its technologies, capabilities and innovations to reduce consumption of energy and non-renewable materials. Reducing the consumption of energy and non-renewable materials is one of the guiding principles in a commitment to sustainable development. Rhodia's sustainable development policy entails three key objectives:

  •
  conservation in upstream research and development;

  •
  improvements in the manufacturing process; and

  •
  marketing products made from recycled materials.

        Rhodia's sustainable development objectives strive to safeguard natural resources through innovation while developing synergies among different businesses and leveraging strong partnerships with customers. For example, Rhodia's relationship with Eolys has led to the production of a catalyst which enables the filtering of over 90% of soot particles in diesel fuel exhaust. At Rhodia's La Rochelle site in France, suspended solids are recycled to recover rare earth oxides.

        In compliance with the regulations set forth by the European Chemical Industry Council (CEFIC), and in accordance with the French government's commitment to reduce its gas emissions by 30% over the period of 1990-2010, Rhodia has implemented a policy that targets the reduction of the release of greenhouse gases (CO2 and N2O emissions) and tropospheric ozone-generating volatile organic compounds (VOCs). Over EUR 15 million have been invested towards the achievement of these aims. Emissions reduction is a challenge that requires long-term action at all Group sites concerned, in particular regarding VOC emissions and the quantification of releases.

        Rhodia also gives special attention to protecting water resources, particularly by anticipating implementation of the European Water Framework Directive. Over a ten-year period (1990-2000), Rhodia reduced its water pollution by 60% and is now focusing on micro-pollutant releases with pilot projects underway at several sites. In addition, to prevent accident-related pollution, Rhodia's main manufacturing sites have been equipped with release retention basins. In 2000, Rhodia implemented a data reporting procedure based on CEFIC standards. This procedure combines both raw data and indicators based on overall environmental impacts at over 90% of the Group's sites.

Workplace Safety

        With its workforce of 24,523 employees (as of December 31, 2002), approximately 63% of which are outside France, Rhodia is a global enterprise that faces human and social challenges. It meets these challenges in a spirit of sustained improvement, innovation and strict ethics. The Group is committed to a proactive policy of dialogue with employees, career planning on a world scale, and implementation and encouragement of an organization firmly based on strong ethical principles. Rhodia monitors the health and safety of employees and other people on its sites. Its objective in this respect is to evaluate risks associated with each workstation for the past five years. Approximately half of the workforce at Rhodia that management believes is exposed to significant HSE risks has been studied. Rhodia moreover engages in preventive procedures regarding the health of its own employees, persons working at Rhodia sites, and the users of Rhodia products.

        Rhodia remains dedicated to its zero-accident objective. As the establishment of an entirely risk-free industrial environment is nevertheless impossible, it is vital to prepare and train all employees in the Group to respond as effectively as possible in the event of an accident or other crisis. Rhodia's objective is to establish and test emergency plans that are tailored to the risks involved for every business and activity. More than two-thirds of Rhodia's businesses have revised and tested their emergency plans over the past three years. Industrial hygiene correspondents have been appointed to coordinate industrial initiatives and to ensure the execution of risk evaluations at all Group sites. This involves, among other things, identifying chemical, biological, physical and ergonomic hazards, as well as estimating exposure levels and assessing short-, medium- and long-term risks.

        Rhodia seeks to improve its safety record on an ongoing basis. This requires daily individual commitment by all of the Group's employees, especially its managers. Accordingly, members of the Executive Committee inspect Rhodia's sites without prior warning. The results reflect the efforts expended, as the rate of accidents has declined each year. The accident frequency rate, with or without work stoppage, declined 31% in 2002 compared with 2001. The table below sets forth certain information relating to the accident frequency rate for the years ended December 31, 2000, 2001 and 2002.

	Year ended December 31,
	2000	2001	2002
TFI(1)	2.1	2.1	1.6
TF2(2)	5.8	4.8	3.7
TF1EE(3)	6.4	4.0	3.8

(1)
TFI: Accident Frequency Rate resulting in a work stoppage, expressed in terms of number of accidents per million hours worked.

(2)
TF2: Accident Frequency Rate with or without work stoppage, expressed in terms of number of accidents per million hours worked.

(3)
TF1EE: Accident Frequency Rate with or without work stoppage, for companies outside the Rhodia Group but involved in work at Rhodia sites.

        Rhodia currently owns or operates plants, previously owned successively by Stauffer Chemicals and Rhone-Poulenc, where asbestos was used in piping and industrial installations like boilers and furnaces, but not in the production of its products. As a consequence, the Group has received various minor claims relating to alleged asbestos exposure. While it is not possible to determine the ultimate outcome of all claims that may be brought against Rhodia, Rhodia believes that its future risk related to asbestos exposure is limited based on available information and its experience with these claims.

Industrial Sites

        Rhodia has implemented a policy to perform safety reviews tailored to the risks of each production facility, to identify hazards and to assess industrial risks in order to provide appropriate prevention and protective measures. Over the course of the past five years, such safety reviews were performed on more than two-thirds of facilities and sites. Approximately 65 of Rhodia's facilities (fourteen of which are in France) qualified as "top-tier sites" under the European Union's Seveso Directive (meaning that detailed studies have been carried out to assess the potential dangers).

        In 2002, Rhodia performed an internal audit of 16 of its sites around the world that Rhodia considered as high risk due to their activities and geographic location. The audit, which covered process safety management, safety and prevention, revealed certain potential areas for improvement, which let to the adoption and implementation of action-plans. In 2003, Rhodia's objective is to target issues related to the growing urbanization of the areas around Group facilities, as well as improving communications with employees, through the health and safety committees, and with local communities, through local information and consultation commissions.

        Outside the boundaries of its sites, whether active or closed, Rhodia's policy is to ensure that its industrial operations do not significantly impact people or the environment. One of the objectives in Rhodia's sustainable development commitment is thus to analyze the potential impact of operations at each site. Releases and potential damage are inventoried, measured, and classified, and improvement objectives are defined in conjunction with action and investment plans. Pursuant to Rhodia's policy, this analysis and the defined objectives for each site are to be reviewed at least every five years. Approximately two-thirds of Rhodia's activities have been analyzed in connection with this policy.

Products

        Rhodia's HSE policy also applies to its products, from the design stage to manufacturing and eventual marketing. Rhodia's global product stewardship initiative, already extended in 2000, seeks to effectively manage the entire life cycle of its products (design, manufacturing, distribution, use and end of life) in order to minimize their impact on people and the environment. In practice, this initiative involves creating and updating safety data sheets for all Rhodia products. Based on maximum product information, the stewardship policy raises awareness of all concerned participants. Rhodia has targeted a systematic review of its safety data sheets every three years. In 2002, over three-fourths of these safety data sheets have been reviewed in the past three years.

        In addition, Rhodia has placed focus on transportation safety, from its industrial sites to reception at customer facilities. Globally, Rhodia aims to encourage local initiative involving both transporters and customers to monitor, train and report. Rhodia's commitment covers more than just the products leaving its plants, but also targets the applications in which they are used. Rhodia has introduced a method for analyzing risks associated with product final application conditions based on the risk software. Rhodia expects to continue the implementation of this policy through 2003.

        Rhodia's commitment to sustainable development also involves recycling and reuse of its products, which is conducted in strategic partnerships with its customers. For example, Rhodia supplies Degussa with certain raw materials used in the production of silicones and fumed silica. In partnership with Degussa, Rhodia recovers a by-product of the fumed silica production and recycles it into its own production of methylchlorosilane, a raw material for silicones. This cooperation makes Rhodia's silicones production more competitive.

Intellectual Property

        Rhodia owns a large number of patents that relate to a wide variety of products and processes. Each year, Rhodia files over 200 new patent applications, and is also licensed under a small number of patents owned by others. In addition, Rhodia owns a considerable number of registered trademarks throughout the world, under which it markets its products. Such patents and trademarks in the aggregate are of material importance in Rhodia's operations. In addition to patent protection, Rhodia also relies on its know-how and technical expertise in many of its manufacturing processes for developing and maintaining its market position.

        Although exclusivity can be maintained on a relative basis for certain products following patent expiration through know-how and technical expertise, the expiration of a patent can result in intense competition, including from lower cost producers, and erosion of margins. Prior to and following expiration of the patent for a key product, Rhodia will generally focus efforts on developing patentable enhancements to the product or new patentable formulations for which the product is used. Management does not believe that the loss of patent protection for any particular product or process would have a material adverse effect on Rhodia's financial condition, results of operations or cash flows.

Government Regulation

        Production and marketing of chemical substances are regulated by domestic and international laws. Although almost every country has its own legal procedure for registration and import, laws and regulations in the European Union, the United States, Canada and Japan are most significant to Rhodia's business. The most important of these laws include the European Inventory of Existing Chemical Substances, the European List of Notified Chemical Substances, the United States Toxic Substances Control Act Chemical Substances Inventory, the Domestic Substance List of Canada and the Japan Handbook of Existing and New Chemical Substances. Chemicals that are on one or more of the above lists can usually be registered and imported without additional testing in any other country, although additional administrative hurdles may exist. Rhodia personnel work closely with the regulatory agencies of these countries to bring new chemicals and products to market. Rhodia continues to closely follow the promulgation of the European Commission's regulations relating to chemical substances. Although the scope of these regulations has yet to be determined, the economic and social impact on the European chemical industry could be significant. Within the Chemical Industries Union, Rhodia is participating in a study to measure the impact of the proposed regulations on the French economy, which should soon be made public.

        Rhodia also actively seeks approvals from the FDA for certain specialty chemicals, principally where Rhodia believes that such specialty chemicals will or may be used in the manufacture of products that will come in contact with food and health. In addition, certain chemicals to be used in the manufacture of food and/or drug products are subject to thorough review by Rhodia's staff and, where applicable, the FDA.

Legal Proceedings

        Rhodia is involved in certain claims and lawsuits as part of its ordinary course of business involving primarily claims made by the buyers of businesses previously sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace. Some of Rhodia's North American subsidiaries have potential liabilities under the U.S. federal "Superfund" laws and federal or state environmental regulation. However, in light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

        Rhodia Polyamide Intermediates, a wholly-owned group subsidiary, has been involved in arbitration proceedings with DuPont China Holding and LYPFC (Lioyang Petrochemical Fiber Company, an affiliate of Sinopec). The proceedings related to a joint venture formed by Rhodia and these two partners in 1996 in Sanlong, People's Republic of China, for the production of nylon salt. Rhodia settled the proceedings with both DuPont China Holding and LYPFC in 2002.

        Rhodia Fosfatados de Mexico was involved in a tax dispute with the Mexican tax authorities concerning alleged failure by Albright & Wilson, prior to its acquisition by Rhodia, to pay duties on certain imported products. The initial claim amounted to approximately $24 million in December 1998. Rhodia contested this claim before the court of first instance, which decided in Rhodia's favor.

        Rhodia is not involved in any other legal or arbitration proceedings, including environmental proceedings, that management expects to have a material adverse effect on Rhodia's business, financial condition or results of operations, either individually or in the aggregate.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis should be read in conjunction with "Selected Financial Data" and Rhodia's Consolidated Financial Statements and the notes to those statements beginning on page F-1 of this report. The discussion of Rhodia's results of operations includes certain information on a comparable basis, to eliminate the impact of changes in the scope of consolidation and the translation effect of exchange rate fluctuations. See "Presentation of Financial and Other Information" for an explanation of the calculation of this information, as well as an explanation of how Rhodia calculates the effect of changes in volume and price on its operating results. This discussion contains forward-looking statements that reflect Rhodia's plans, estimates and beliefs. Rhodia's results could materially differ from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this report, including under the section entitled "Risk Factors".

Overview of 2002

        In 2002, Rhodia fulfilled the key commitments made at the end of 2001: an improvement in operating income, the generation of positive cash from operations and the successful completion of a significant asset divestiture program. In the absence of an economic recovery, consolidated net sales declined by 9.1% due principally to disposals of non-strategic assets made during the year. On a comparable basis, consolidated net sales declined by 1.5%.

        Operating income rose to EUR 351 million in 2002 from EUR 91 million in 2001. This change in operating income was due principally to changes in restructuring and environmental costs and restructuring-related depreciation and amortization, which amounted to EUR 163 million and EUR 64 million, respectively, in 2001. In 2002, restructuring and environmental costs amounted to EUR 25 million, and restructuring-related depreciation and amortization amounted to EUR 5 million. The improvement in 2002 operating income was also due to lower raw materials costs, which benefited all Divisions. The restructuring program launched in late 2001 was deployed on 19 sites in 2002. Rhodia estimates that the restructuring plans launched in 2000 and 2001, together with early results from its 2002 plan, contributed to reducing production costs and expenses in 2002 by approximately EUR 70 million. However, start-up problems at a Fine Organics plant (which reduced operating income by an estimated EUR 37 million) and sharply higher pension and insurance costs partially offset these improvements.

        Following the restructuring and in line with its commitments, Rhodia cut capital expenditures by EUR 109 million in 2002, primarily by applying stricter selection criteria. Tight control was also maintained over operating working capital (defined as accounts and notes receivable, plus the amount of receivables sold as of year end under its securitization program, plus net inventory, less accounts and notes payable).

        However, free cash flow (defined as net cash provided by operating activities minus additions to property, plant and equipment) contracted to EUR 132 million in 2002 from EUR 193 million in 2001, due principally to a EUR 145 million exceptional contribution to UK and U.S. pension funds paid in 2002, and the lower volume of receivables sold under the securitization program.

        Rhodia sold a large number of non-strategic assets during the year, including:

  •
  Latexia (a commodity latex paper manufacturer) in July.
  •
  Teris (an industrial waste processing company operated in partnership with the Suez Group) in July.
  •
  Kermel (a technical fibers manufacturer) in August.
  •
  Rhodiaster (an 88%-owned Brazilian polyester manufacturer) in October.
  •
  the European base chemicals business (phenol, soda ash and HCL) at the end of December.

Certain Factors Affecting Rhodia's Financial Condition and Results of Operations

        Certain factors affecting Rhodia's financial condition and results of operations are described below. For further discussion of these and certain other factors, see "—Results of Operations".

Exchange Rate Fluctuations

        Rhodia publishes its Consolidated Financial Statements in euro. Because a substantial portion of its assets, liabilities, sales and earnings are denominated in currencies other than the euro, Rhodia is exposed to fluctuations in the values of these currencies against the euro. These currency fluctuations, especially the fluctuation of the value of the Brazilian real and the U.S. dollar against the euro, have had and may continue to have a material impact on Rhodia's financial condition and results of operations.

        In 2002, variations in currencies, particularly the decline in the value of the U.S. dollar and the Brazilian real relative to the euro, decreased Rhodia's consolidated net sales by approximately 3.9%. Currency fluctuations can also have a significant impact on Rhodia's balance sheet, particularly stockholders' equity, when translating the financial statements of subsidiaries located outside of the euro zone into euros. For example, in 2002 stockholders' equity was reduced by EUR 397 million due to the translation of the financial statements of foreign subsidiaries, related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.

        An appreciation of the euro compared to the dollar would lessen the euro-value of sales generated in dollar-zone countries, and could lower the competitiveness of products manufactured by Rhodia in Europe against products produced in, or exported from, the United States and other dollar zones. Rhodia expects that this effect would be partially offset by the decreased cost in euro of a significant portion of the Group's raw material and energy purchasing requirements.

        The table below sets forth average exchange rates of the euro with respect to key currencies in 2000, 2001 and 2002.

	Average exchange rates and changes(1)
	2000	% change 1999/2000	2001	% change 2000/2001	2002	% change 2001/2002
U.S. dollar/euro	0.92	(14.0)	0.90	(2.2)	0.95	5.6
Pound sterling/euro	0.61	(7.6)	0.62	1.6	0.63	1.6
Brazilian real/euro	1.69	(12.4)	2.10	24.3	2.78	32.4

(1)
Daily currency prices published by the European Central Bank.

        Rhodia's policy with respect to limiting its exposure to short-term fluctuations in exchange rates is described under "—Quantitative and Qualitative Disclosure about Market Risk." See also Notes 1b, 1m, 21 and 23 to the Consolidated Financial Statements.

Cost of Raw Materials

        Rhodia tracks the cost of certain of its key raw materials on a central basis. In 2002, Rhodia's expenses for purchases of these key raw materials were approximately EUR 1.4 billion. Rhodia also had approximately EUR 400 million of costs for energy purchases. Significant variations in the costs of raw materials can affect Rhodia's financial results.

        Rhodia continually tracks the prices of key raw materials through a raw materials index encompassing Rhodia's top 100 strategic raw materials. The strategic raw materials index compares the purchase price of the basket of 100 strategic raw materials for each quarter of 2002 with the average quarterly purchase prices for 2001 (set as a base value of 100) at constant volume and exchange rates. The strategic raw materials index decreased seven basis points from an average of 100 basis points for fiscal year 2001 to an average of 93 basis points for fiscal year 2002. This decrease in raw materials index corresponds principally to decreases in the prices of raw materials linked to oil prices. The main raw materials that affected the price index in 2002 were cyclohexane, butadiene, ammonia, caustic soda, caprolactam and natural gas.

        The principal raw materials shown below together represented approximately EUR 950 million in costs.

Acetic acid	Nitric acid	Phosphoric acid MGA	Phosphoric acid PWA
Ammonia	Benzene	Butadiene	Caprolactame
Cumene	Cyclohexane	Glass fiber	Gas (as raw material)
Ethylene oxide	Wood pulp	Rock phosphate	Phenol
Phosphorus	Propylene	Styrene	Caustic soda
Sulfur

        The graphic below sets forth changes in the Rhodia price index with respect to the average price in fiscal year 2001 for the top 100 raw materials for each quarter in fiscal year 2002.

        The index fell to a low in the first quarter and, although it rose in the following periods, it remained below the 2001 average throughout the year. Partly caused by lower oil prices and weak demand, the favorable year-on-year change also reflects the benefits of measures taken by the Group to cut purchasing costs.

        After maintaining an average price above U.S.$21 a barrel during the first quarter of 2002, the average Brent reference price increased to U.S.$27 in the third and fourth quarters of 2002. As a result, average prices over 2002 for most of Rhodia's key raw materials remained very close to 2001 levels, keeping purchasing costs high. Because of the length of manufacturing cycles, the impact of changes in raw material prices normally affects Rhodia's financial statements after a delay of two to three months.

        Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices for raw materials may, as a result of competitive pressures, cause prices also to decline, and may, in certain cases, limit the potential gain in margins. In order to reduce the impact of change in raw materials prices, Rhodia's major requirements for key raw materials are typically satisfied pursuant to medium- or long-term contracts. See "Information About Rhodia—Raw Materials."

Scope of Activities Included in the Consolidated Financial Statements

        During the period covered by the discussion below, Rhodia has pursued a program of focusing on the specialty chemicals business and reducing its activities in chemical commodities. The principal acquisitions, divestitures and other changes in the scope of activities included in Rhodia's financial statements during the three years ended December 31, 2002, are set forth below.

  2002:

        In line with Rhodia's objective to divest non-strategic businesses, the following businesses were divested in 2002:

  •
  Consumer Specialties. In April 2002, Rhodia sold its polyvinyl and acetate business and acetic acid derivatives activities to Acetex Corporation. In December 2002, Rhodia sold its Brewing & Enzymes businesses in France and the United Kingdom and completed the transfer of a technology license and production rights of an animal feed product to the U.S. company Genencor.

  •
  Polyamide. In August 2002, Rhodia sold its Kermel subsidiary, which produces meta-aramid technical fibers, by means of a management buy out led by Argos Soditic.

  •
  Fine Organics. In December 2002, Rhodia sold its industrial and commercial activities in Europe related to basic chemicals, which include phenol, soda ash and HCL, to Bain Capital, a private equity firm.

  •
  Services and Specialties. In July 2002, Rhodia sold its interest in Teris, which specializes in hazardous industrial waste processing in Europe and the United States, to Sita, the waste services division of Suez.

  •
  Industrial Specialties. In July 2002, Rhodia sold its 50% Latexia joint venture as well as certain paper latex assets not included in the joint venture to the Finnish group Raisio Chemicals.

  •
  Other Businesses. In October 2002, Rhodia sold its entire 88% interest in Rhodiaster to the Italian group Gruppo Mossi & Ghisolfi. Rhodiaster was Rhodia's last remaining business in the polyester sector, from which the Group has withdrawn in all other world markets.

        Net sales of these businesses were EUR 772 million in 2000 and EUR 725 million in 2001. In 2002, net sales of these businesses (taken from January 1, 2002 through their respective dates of sale) were EUR 556 million.

  2001:

  •
  Consumer Specialties. In April 2001, Rhodia sold Albright & Wilson's ("A&W") European surfactants business (research, manufacturing and marketing) to Huntsman International LLC. In June 2001, Rhodia sold the Empicryl lubricant additives businesses to Group Degussa AG. A&W's European surfactants and Empicryl lubricant additives businesses, which were consolidated from April 2, 2000, recorded net sales of EUR 339 million for the period from April 1, 2000 to December 31, 2000.

  2000:

  •
  Consumer Specialties. A&W was consolidated by Rhodia effective April 1, 2000. Following this acquisition, the Group became the world's leading producer of specialty phosphates.

  •
  Fine Organics. ChiRex, a U.S. company specializing in high technology services to the pharmaceutical industry, was integrated into Rhodia's Fine Organics Division during the fourth quarter of 2000, following the friendly takeover bid launched in July of that year. Rhodia contributed to ChiRex its own pharmaceutical-related activities, creating a new entity, Rhodia ChiRex.

Change in Accounting Presentation

        In accordance with Rule No. 99-02, issued by the French accounting authorities (Comité de la Réglementation Comptable), Rhodia has modified its accounting policy under French GAAP with respect to the classification of amortization of goodwill and the classification of income tax provision for affiliated companies. Certain items on Rhodia's consolidated financial statements for the years ended December 31, 2000 and 2001 have therefore been restated to account for the new policy.

        Goodwill.    Under the new policy, Rhodia has reclassified its accounting for the amortization of goodwill. In previous periods amortization of goodwill was included as an operating expense in the item Depreciation and amortization. Under the new policy amortization of goodwill has been reclassified below Operating income in accordance with Rule No. 99-02. Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of EUR 75 million and EUR 32 million, respectively.

        Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets that were previously recorded as Deferred charges and other assets have been reclassified to Other intangible assets. The amounts reclassified were for an amount of EUR 52 million and EUR 54 million at December 31, 2001 and 2000, respectively.

        Income tax provision for affiliated companies.    Under the new policy, Rhodia has also reclassified its accounting for income tax provisions for affiliated companies. In previous periods, income tax provision for affiliated companies was classified under Income taxes. Under the new accounting policy the income tax provisions for affiliated companies is classified under Equity in earnings/(losses) of affiliated companies. Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of EUR (8) million and EUR 9 million, respectively.

        As a result, the negative equity of affiliated companies previously recorded as a reduction under Investments accounted for by the equity method on the Balance sheet has been reclassified to Other long-term liabilities. The amounts reclassified were for EUR 54 million and EUR 53 million at December 31, 2001 and 2000, respectively.

Restructuring charges and related amortization charges

        Restructuring charges amounted to EUR 30 million in 2002, consisting principally of EUR 25 million of restructuring and environmental costs concerning the Fine Organics Division (with respect to pharmaceutical activities in the United Kingdom) and the Services and Specialties Division (with respect to Eco Services in Europe), as well as productivity plans at various headquarters sites. The additional EUR 5 million relates to amortization charges.

        Restructuring charges and related goodwill amortization charges amounted to EUR 253 million in 2001. These charges include restructuring and environmental costs (EUR 163 million in 2001) and the exceptional write-down of assets linked to restructuring measures, which amounted to EUR 90 million (including EUR 25 million for the accelerated amortization of goodwill).

        Cash expenses related to Rhodia's restructuring plans amounted to EUR 84 million in 2000. Cash expenses related to Rhodia's restructuring plans amounted to EUR 113 million in 2001, of which EUR 25 million was specifically related to the Company's 2001 plan. Cash expenses related to Rhodia's 2001 and 2002 restructuring plans totaled EUR 152 million in 2002.

        Rhodia achieved an aggregate 16.7% reduction in personnel from December 31, 2000 through December 31, 2002. Rhodia estimates that approximately 12.8% of this reduction was due to these restructuring measures.

        The table below sets forth the restructuring and environmental costs recorded in fiscal year 2001 by Division as well as related depreciation and amortization and accelerated goodwill amortization.

	Restructuring and environmental costs	Restructuring- related depreciation and amortization	Restructuring- related accelerated goodwill amortization
	(EUR millions)
Consumer Specialties	(19)	(16)	—
Polyamide	(36)	(10)	—
Fine Organics	(49)	(24)	(20)
Industrial Specialties	(12)	(2)	—
Services and Specialties	(20)	(12)	(5)
Other	(27)	(1)	—

Total	(163)	(65)	(25)

        In 2000, restructuring charges amounted to EUR 20 million, consisting of EUR 14 million of provisions for restructuring and environmental costs that included mainly costs for the Polyamide and Fine Organics Division's European production units, as well as EUR 6 million in exceptional write downs of assets.

        For further details on Rhodia's restructuring plans, see Note 17d to the Consolidated Financial Statements.

Critical Accounting Estimates

        Rhodia's management continually reviews the accounting estimates used in the preparation of the consolidated financial statements in order to ensure that they are reasonable. Changes in these estimates could require Rhodia to record higher or lower costs, or could favorably or unfavorably impact Rhodia's financial condition and cash flows.

        Rhodia's consolidated financial statements are prepared in accordance with Rule no 99-02 issued by the Comité de la Réglementation Comptable relating to the consolidated financial statements of commercial societies and public companies. The preparation of the consolidated financial statements requires management to make estimates that may affect the reported amount of assets, liabilities, revenues, expenses and the disclosures of contingent assets and liabilities. Management believes that its estimates are reasonable; however, actual amounts could differ from these estimates since even the best estimates routinely require adjustment.

        The following paragraphs review the critical accounting estimates that management considers most important for the understanding of Rhodia's financial condition, results of operations and cash flows. An accounting estimate is considered a critical accounting estimate if it meets the following criteria:

  •
  The accounting estimate requires management to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and

  •
  Different estimates that management reasonably could have used for the accounting estimate in the current period, or changes in the accounting estimate that are reasonably likely to occur from period to period, would have a material impact on Rhodia's financial condition, results of operations or cash flows.

        Management has reviewed the following critical accounting estimates with its Accounts Committee, and the Accounts Committee has reviewed Rhodia's disclosures relating to critical accounting estimates in this Operating and Financial Review and Prospects.

Goodwill impairment tests

        For each reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the reporting unit with the fair value of the reporting unit. The methodology used for the determination of the reporting unit's fair value consists of the development of discounted cash flows, using the following principal assumptions:

  •
  Development by management of medium-term plans for five years;

  •
  Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital ("WACC") for each reporting unit, which is 6.5% (net of tax) as of December 31, 2002, and adjusted, if needed, for the risks associated with the reporting unit; and

  •
  Determination of a terminal value by capitalizing the cash-flow in the terminal year by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

        The fair value determined as of December 31, 2002 for the Rhodia ChiRex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced operating losses in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

  •
  The cash flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs for which Rhodia ChiRex expects to produce the raw materials. However, Rhodia still expects profits from Rhodia ChiRex starting in 2005. The performance for 2006 and 2007 is expected to approximate its initial strategic plan;

  •
  The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved; and

  •
  The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003.

        Considering all these above assumptions, the terminal value represents essentially the total fair value of the Rhodia ChiRex reporting unit. If the fair value of the reporting unit as determined above were not to support the net book value of the reporting unit, an impairment of goodwill would be recorded. See Note 4 to the Consolidated Financial Statements.

Other long-lived assets

        The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying values. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

Deferred tax assets

        During the process of preparing its consolidated financial statements, Rhodia is required to estimate income taxes in each of its operations. This process involves estimating the actual current tax expense together with assessing timing differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the consolidated balance sheet. The likelihood that the deferred tax assets will be recovered from future taxable income is then assessed and, to the extent that recovery is not likely, a valuation allowance is established. If a valuation allowance is established or increased in a period, it must be included as an expense within the income tax provision in the statement of operations.

        Significant management judgment is required in determining the valuation allowance. Rhodia has recorded a valuation allowance, and there are uncertainties regarding the ability to utilize some of these deferred tax assets before they expire. The principal uncertainty relates to the likelihood of future taxable income from the entity which generated the deferred tax asset. The valuation allowance is based on Rhodia's estimates of future taxable income by jurisdiction in which it operates and the period over which the deferred tax assets will be recoverable. In the event that actual results differ from these estimates or these estimates are adjusted in future periods, the valuation allowance may need to be adjusted, which could materially impact Rhodia's consolidated financial position and results of operations. As of December 31, 2002, Rhodia recorded deferred tax assets of EUR 347 million (net of EUR 167 million of valuation allowances).

Pensions, retirement and other post-employment obligations

        Rhodia accounts for commitments with respect to pensions, retirement and other post-employment obligations based on projected end-of-career salaries using a number of actuarial assumptions that vary from country to country, including:

  •
  Discount rates (based on current interest rates) ranging from 4% to 6.75%;

  •
  Expected long-term rates of return on invested plan assets (based on historical experience and current and projected market conditions) ranging from 2% to 9%; and

  •
  Rates of increase in compensation levels, which vary from country to country.

        If actual results, especially discount rates and/or rates of return on plan assets, were to differ from these assumptions, Rhodia's pension, retirement and other post-employment costs would be higher or lower, and its cash flows would be unfavorably or favorably impacted from the funding of these obligations.

Environmental liabilities

        Rhodia recognizes losses and accrues liabilities relating to environmental matters on a case-by-case basis when information indicates that the event of loss is probable and can reasonably be estimated. Management estimates are based on an assessment of many factors, including the amount of remediation costs, the timing and extent of remediation actions required by the applicable governmental authorities, and the amount of Rhodia's liability after considering the liability and financial resources of other potentially responsible parties.

        As of December 31, 2002, Rhodia's accrued reserve for probable future remediation expenses amounted to EUR 146 million. Based on current information, provisions established for environmental matters and amounts we expect to receive under the environmental indemnity with Aventis, described in "Certain Relationships and Related Party Transactions", Rhodia does not believe that environmental compliance and remediation requirements will have a material adverse effect on its business, financial condition or results of operations. Future events, such as changes in existing laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition and results of operations.

        Rhodia's management believes that environmental matters are difficult to assess for numerous reasons, including the discovery of new contamination, discovery of new information and scarcity of reliable information pertaining to certain sites, improvements in technology, changes in the scope, enforcement or interpretation of environmental laws and regulations, numerous possible remedial techniques and solutions, difficulty in assessing the involvement of and the financial capability of other potentially responsible parties and the extended time periods over which remediation occurs. Changes in estimates on which these accruals are based may result in higher or lower costs to Rhodia.

Results of Operations

Consolidated Operating Results for 2001 and 2002

        The table below sets forth an analysis of operating income for the fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001(1)	2002
	(EUR millions)
Net sales	7,279	6,617
Production costs and expenses	(5,166)	(4,489)
Administrative and selling expenses	(1,120)	(1,104)
Research and development expenses	(197)	(201)
Restructuring and environmental costs	(163)	(25)
Depreciation of property, plant and equipment	(500)	(409)
Amortization of intangible assets	(42)	(38)

Operating income	91	351

(1)
As discussed above under "Change in Accounting Presentation" results for 2000 and 2001 have been restated to reclassify amortization of goodwill as a non-operating expense.

Consolidated Operating Results for 2001 and 2002

Net Sales

        The tables below set forth the consolidated net sales and contribution by Division and contribution to net sales by geographic region for the fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
Consolidated Net Sales and Contribution by Division
	2001	2002
	(EUR millions, except percentages)
Net sales	7,279	6,617
Contribution by Division:
Consumer Specialties	30%	29%
Polyamide	19	20
Fine Organics	15	18
Industrial Specialties	16	17
Services and Specialties	14	14
Other(1)	6	2

Total	100%	100%

(1)
Includes other businesses, commercial resales on behalf of non-Group companies and inter-Division revenues.

	Year ended December 31,
Contribution to Net Sales by Geographic Region(1)
	2001	2002
Europe	49%	49%
North America	22	22
Latin America	16	15
Asia/Pacific	13	14

Total	100%	100%

(1)
By destination.

        Net sales declined by 9.1% to EUR 6,617 million in 2002 from EUR 7,279 million the previous year. Changes in the scope of consolidation and changes in exchange rates accounted for the bulk of the decline. Changes in the scope of consolidation, corresponding essentially to the divestment of non-strategic assets in 2001 and 2002, had a 3.8% negative impact on sales. The main changes, in declining order of importance, were:

  •
  In 2002, the divestment of Rhodiaster, Latexia, Teris and Kermel and the consolidation of the Hengchang phosphorus derivatives business in China.

  •
  In 2001, the divestment of Albright & Wilson's surfactants business, the Empicryl business and the Metal Organics business.

        Changes in exchange rates had a net negative impact of 3.9% on consolidated net sales, including 1.6% related to the U.S. dollar and 1.9% related to the Brazilian real.

        On a comparable basis (i.e. excluding changes resulting from the scope of consolidation and changes in exchange rates), net sales declined 1.5% for the year. Lower average selling prices had a 2.4% negative impact. Polyamide prices were weakened by the continued depressed state of the textile market. In Services and Specialties, Eco Services prices in the United States are linked to gas prices, which declined in 2002. Volume growth boosted net sales by 0.9%. All Divisions reported higher volumes, with the exception of Consumer Specialties, which focused on building sales of higher margin products.

Consumer Specialties

        Consumer Specialties net sales decreased by 13.2% to EUR 1,878 million in 2002 from EUR 2,163 million in 2001. Changes in the scope of consolidation, including principally the divestment in 2001 of Albright & Wilson European surfactants business and the Empicryl lubricant additives businesses and the consolidation in 2002 of new businesses in China, had a 5.6% negative impact. Changes in exchange rates had a negative impact of 3.5%. All of the Division's businesses were adversely affected by the weaker U.S. dollar, which reduced their net sales in the same proportions.

        On a comparable basis, net sales declined 4.4%, including 3.0% attributable to lower volumes and 1.4% due to lower average prices. Phosphorus Derivatives volumes rose sharply during the year, especially in Asia. Volumes declined, however, across all other Consumer Specialties businesses, due principally to their increased focus on selling higher margin products. This was the case, in particular, for the Cosmetics & Detergents business.

Polyamide

        Polyamide net sales declined by 6.3% to EUR 1,353 million in 2002 from EUR 1,444 million in 2001. Changes in exchange rates (mainly the decrease in the value of the Brazilian real) accounted for 3.7% of the decline, while changes in scope of consolidation (corresponding to the August 2002 divestiture of Kermel) had a 0.4% negative impact.

        On a comparable basis, net sales decreased by 2.2%, reflecting a 1.7% positive impact of higher volumes and a 3.9% negative impact of lower average prices, due principally to increased competitive pressure in a depressed market. The Division's net sales started to improve in the second quarter, led by the action plans launched in late 2001. Sales and marketing initiatives contributed to an increase in volumes, especially for engineering plastics and polyamide intermediates, despite a persistently difficult business environment. In particular, the absence of any improvement in the textile market weakened intermediates sales by the Division's Brazilian subsidiary. However, higher volumes in other end markets permitted the Division to use the additional capacity of the recent extension of Butachimie's production facility.

Fine Organics

        Fine Organics net sales remained relatively stable at EUR 1,213 million in 2002, compared to EUR 1,219 million in 2001. The consolidation of Ruohai in China had a 0.5% positive impact while changes in exchange rates had a negative impact of 4.7%. All businesses were affected by unfavorable exchange rates to varying degrees, depending on their relative exposure to the U.S. dollar (Rhodia ChiRex, Pharmaceutical Ingredients, Perfumes & Specialties) or the U.S. dollar and the Brazilian real (Intermediates). For the Life Sciences business, the effect of the weaker U.S. dollar was offset by a favorable currency effect on transactions in pound sterling.

        On a comparable basis, net sales increased 3.9%, including 3.7% attributable to higher volumes and 0.2% attributable to higher prices. Pharmaceutical Ingredients and Perfumes & Specialties experienced a fall-off in volumes caused by increased competition, especially in the United States. By contrast, Rhodia ChiRex, Life Sciences and Intermediates all enjoyed higher volumes for the year. Average Fine Organics prices declined slightly, but prices trended upwards in Intermediates and Perfumes & Specialties. In the case of phenol-based intermediates, the increase had no impact on margins because prices are indexed to phenol prices.

Industrial Specialties

        Industrial Specialties net sales declined by 7.5% to EUR 1,129 million in 2002 from EUR 1,220 million in 2001. Changes in exchange rates had a 4.8% negative impact, due principally to the weaker Brazilian real and U.S. dollar, while changes in scope of consolidation — corresponding to the 2001 divestment of the Metal Organics business and the 2002 divestment of the Commodity Latex business — had a negative impact of 4.9%.

        On a comparable basis, net sales increased 2.5%, including a 2.1% increase attributable to higher volumes and a 0.4% rise attributable to higher average prices. With the exception of Silicones, all of the Division's businesses increased their sales volumes. Average prices rose in the Silicones and Silicas businesses, but were slightly down in the Paint, Paper & Building Materials business.

Services and Specialties

        Services and Specialties net sales declined by 5.8% to EUR 954 million from EUR 1,013 million in 2001. Changes in exchange rates—principally the U.S. dollar and the Brazilian real—had a 3.6% negative impact. Higher volumes had a 2.3% positive impact, and lower average prices had a negative impact of 3.4%. Changes in scope of consolidation mainly concerned the Eco Services business. All of the Division's businesses were affected by the unfavorable currency effect in roughly the same proportions.

        Acetow sales declined to EUR 447 million from EUR 455 million in 2001. Sales increased 2.6% on a comparable basis, due principally to growth in Russia, China and Brazil.

        Eco Services sales decreased by 9.6% to EUR 358 million from EUR 396 million in 2001. The 3.9% decline on a comparable basis mainly concerned the sulfuric acid regeneration business in the United States and was due to the fact that under the terms of this business's long-term contracts, reductions in raw material costs are automatically passed on to customers. A restructuring plan was launched at the end of 2002 to restore the competitiveness of European operations.

        After a difficult year in 2001, Electronics & Catalysis continued to suffer the effects of severely depressed demand in the electronics market. Sales declined by 8.0% to EUR 149 million from EUR 162 million in 2001. On a comparable basis, the decline was 4.3%.

Other

        "Other" includes sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. Net sales of Rhodia's other businesses decreased 34.4% to EUR 284 million in 2002 from EUR 433 million in 2001. For the nine months ended September 30, 2002, Rhodiaster recorded sales of EUR 227 million. Rhodiaster was deconsolidated as of October 1, 2002.

Operating expenses

        The table below sets forth financial data relating to Rhodia's operating expenses for fiscal years ended December 31, 2001 and 2002.

	Year ended December 31,
	2001	2002
	(EUR millions)
Production costs and expenses	5,166	4,489
Administrative and selling expenses	1,120	1,104
Research and development expenses	197	201
Depreciation and amortization	542	447
Restructuring and environmental costs	163	25

Operating expenses	7,188	6,266

Production costs and expenses

        Production costs declined 13.1% to EUR 4,489 million in 2002, compared with EUR 5,166 million in 2001. On a comparable basis, production costs declined by 5.8%. The decline in raw material costs was responsible for an estimated EUR 166 million of this reduction, and the restructuring programs described above also had a significant impact. This decline was partially offset by an estimated EUR 37 million increase in production costs relating to the start-up of a new installation in the Fine Organics Division.

Administrative and selling expenses

        Administrative and selling expenses declined slightly by 1.4%, from EUR 1,120 million in 2001 to EUR 1,104 million in 2002. On a comparable basis, administrative and selling expenses increased by 4.0%. Estimated savings generated by the Jump program for reducing fixed costs and the World Class Manufacturing program (the "WCM program") for optimizing production capacity both of which were launched in 1998 were offset by inflation and costs incurred by the Commercial Excellence and e-Business programs.

Research and development expenses

        Research and development expenses remained relatively stable at EUR 218 million (3.3% of net sales in 2002), compared with EUR 215 million in 2001 (3.0% of net sales). Excluding amortization, research and development expenses increased 2.0% from EUR 197 million in 2001 to EUR 201 million in 2002. On a comparable basis, research and development expenses increased by 5.2%.

Depreciation and amortization

        Depreciation and amortization decreased by 17.5% to EUR 447 million in 2002 from EUR 542 million in 2001. This decline was due in part to the decline in depreciation and amortization relating to restructuring, which declined from EUR 65 million in 2001 to EUR 5 million in 2002.

Restructuring and environmental costs

        Restructuring and environmental costs decreased from EUR 163 million in 2001 to EUR 25 million in 2002, principally due to the effect of Rhodia's restructuring program begun in late 2001. The EUR 25 million in restructuring and environmental costs for 2002 principally concerned the Fine Organics Division (with respect to restructuring Rhodia Chirex's pharmaceutical activities in the

United Kingdom) and the Services and Specialties Division (with respect to Eco Services in Europe).

Operating income

        Operating income rose to EUR 351 million in 2002 from EUR 91 million in 2001. 2001 operating income was reduced by EUR 163 million of restructuring and environmental costs and EUR 65 million of restructuring- related depreciation and amortization. All Divisions contributed to the improvement of operating income, including lower costs recorded in "Other". Polyamide, Consumer Specialties and Fine Organics were the biggest contributors to the improvement. In addition, each Division also benefited from lower restructuring-related depreciation and amortization.

Consumer Specialties

        Consumer Specialties operating income increased 93.8% to EUR 126 million in 2002 from EUR 65 million in 2001. Operating margin (operating income as a percentage of sales) increased from 3.0% in 2001 to 6.7% in 2002. In 2001, the Division's operating income was reduced by EUR 19 million of restructuring and environmental costs and EUR 15 million of restructuring-related depreciation and amortization. The increase primarily reflected the benefits of the restructuring launched at the end of 2001 in the Specialty Phosphates business, as well as the good manufacturing and sales performance of the Phosphorus Derivatives business. Cosmetics & Detergents operating income remained stable due to innovation-driven improvements in the product offer. The Food business experienced start-up problems at a new plant in Europe and tougher competition in the United States.

Polyamide

        Polyamide operating income increased steadily from one quarter to the next, reaching EUR 123 million in 2002 versus EUR 32 million in 2001. Operating margin increased from 2.2% in 2001 to 9.1% in 2002. In 2001, the Division's operating income was reduced by EUR 36 million of restructuring and environmental costs and EUR 10 million of restructuring-related depreciation and amortization and approximately EUR 26 million in exceptional costs related to the extension of Butachimie's production capacity. The increase of operating income also resulted from the success of indexed contracts on raw materials and cost-cutting initiatives. The restructuring programs launched at the end of 2001, involving the closure of five plants or production shops, resulted in a reduction in fixed costs in 2002, in line with expectations.

Fine Organics

        Fine Organics operating income increased to EUR 36 million in 2002 from a loss of EUR 34 million in 2001. Operating margin increased from (2.8)% in 2001 to 3.0% in 2002. In 2001, the Division's operating income was reduced by EUR 49 million of restructuring and environmental costs and EUR 24 million of restructuring-related depreciation and amortization. The increase reflected higher volumes at Rhodia ChiRex, as well as in Life Sciences and Intermediates, coupled with lower raw materials costs. A restructuring plan was undertaken at Rhodia ChiRex UK in the fourth quarter, ahead of the market slowdown expected in 2003. The profitability of the Pharmaceutical Ingredients and Perfumes & Specialties businesses improved following the restructuring carried out in 2001 in France and the United States. The benefits of these measures were partly offset, however, by the effects of volume erosion experienced in increasingly competitive markets.

        Since early 2002, Intermediates operating income was weakened by the EUR 37 million in additional costs generated by start-up problems at a plant operated on behalf of another company. Several adjustments were made to the plant in the first half of 2002, while in the second half of

2002 more far-reaching process changes were made. The plant was closed in November and December 2002 to allow the adjustment work to be carried out, paving the way for production to reach expected levels in the first half of 2003.

Industrial Specialties

        Industrial Specialties operating income rose 29.3% to EUR 75 million in 2002 from EUR 58 million in 2001. Operating margin increased from 4.8% in 2001 to 6.6% in 2002. In 2001, the Division's operating income was reduced by EUR 12 million of restructuring and environmental costs and EUR 2 million of restructuring-related depreciation and amortization. Paint, Paper & Construction Materials operating income was lifted by increased sales in its core paint and coating markets. Profitability of the Silicas business improved, thanks to higher sales volumes in the strategic tire and nutraceuticals markets. The Silicones business was weak in the second half, while its profitability was also adversely affected by the closure of one of the main plants for debottlenecking.

Services and Specialties

        Operating income for the Services and Specialties Division increased 14.5% to EUR 95 million in 2002, compared with EUR 83 million in 2001. Operating margin increased from 8.2% in 2001 to 10.0% in 2002. Restructuring charges amounted to EUR 9 million in 2002 versus EUR 20 million in 2001, including a EUR 12 million charge for depreciation and amortization. Acetow's good performance offset the impact of the difficulties faced by the other businesses.

Other

        Operating loss of Rhodia's other businesses improved from a loss of EUR 113 million in 2001 to a loss of EUR 104 million in 2002. Rhodiaster was sold in the latter part of 2002 and therefore contributed to consolidated earnings only for the first nine months of the year. Rhodiaster's contribution to operating income for the period amounted to EUR 19 million, representing 8.2% of Rhodiaster's sales for the period compared with 16.0% for the full twelve months of 2001. The lower margin reflects the gradual deterioration of the South American polyester market as the year wore on. The costs of corporate functions continued to decline in 2002, and ended the year at nearly EUR 116 million.

Financial expense—Net

        Financial expense-net was sharply reduced to EUR 123 million in 2002 from EUR 186 million in 2001, reflecting the combined benefits of lower interest rates and a decline in average net debt. Financial expense-net represented 5.2% of average net debt for the year versus 5.8% in 2001. Average net debt is calculated using the net debt at the end of each quarter. In addition, the reduction of capital expenditure led to a corresponding decline in related capitalized interest. Capitalized interest is interest paid on indebtedness incurred to finance capital expenditures. The interest is capitalized and then amortized over the useful life of the asset financed.

Other income/(expense)—Net

        Other income/(expense)—net represented a net expense of EUR 72 million in 2002, versus EUR 108 million in 2001. This decline was due principally to the decrease in gains from asset disposals. Asset disposals generated a net loss of EUR 34 million in 2002, including EUR 38 million from the main divestments described under "Scope of Activities Included in the Consolidated Financial Statements". With the exception of Rhodiaster, all of the businesses divested during the year were sold at a profit, but these gains were not sufficient to offset the EUR 109 million loss before tax on the sale of Rhodiaster. The year-on-year improvement, which is analyzed in Note 21 to the consolidated financial statements, mainly reflects the fact that the 2001 amount includes two items totaling EUR 50 million, the first related to the closing of a site in Brazil and the second related to an arbitration proceeding in China. In addition, a net gain on foreign currency of EUR 14 million was recorded in 2002 as opposed to a net loss on foreign currency of EUR 7 million the previous year. In 2001, asset disposals yielded a net gain of EUR 15 million.

Income taxes

        In 2002, the Group recorded a tax charge of EUR 66 million compared to an EUR 86 million benefit in 2001 after reclassifying the tax benefit arising on the Group's equity in the losses of affiliated companies, which amounted to nearly EUR 8 million that year. The Group's effective tax rate was 42.3%. The effective rate was higher than the statutory tax rate in France of 33.3% due principally to the fact that certain capital losses resulting from divestitures were not recognized for tax deduction purposes.

        In 2001, a deferred tax asset was recorded in respect of tax losses generated during the year. This led to recognition of a total tax benefit of EUR 86 million, excluding the tax benefit arising on the losses of affiliated companies.

Equity in earnings/(losses) of affiliated companies

        Equity affiliates made a negative contribution of EUR 38 million in 2002 compared with a negative contribution of EUR 16 million the previous year. The sharp deterioration stemmed from the ongoing crisis in the textile market, which caused the losses from Nylstar (a textile yarns joint venture with SNIA) to worsen by EUR 42 million. The deeper loss was only partially offset by the significant improvement in Butachimie's financial results. Because Butachimie's production is closely integrated with Rhodia's industrial process, its operating results are accounted for as a reduction of consolidated production costs. Its non-operating results, principally net financial expense, are accounted for in Rhodia's consolidated results under equity in earnings of affiliated companies. See Note 7 to the Consolidated Financial Statements.

Amortization of goodwill

        Amortization of goodwill decreased 37% to EUR 47 million in 2002, compared with EUR 75 million in 2001. In 2001, this item included accelerated amortization in the amount of EUR 25 million.

Minority interests

        Minority interests amounted to EUR (9) million in 2002, compared to EUR (5) million in 2001. The increase in minority interests was largely due to the profits generated by Rhodia Heng-Chang, which has been consolidated globally since January 2002 and held by Rhodia at 70%.

Net loss

        Rhodia ended the year with a net loss of EUR 4 million, or EUR 0.02 per share, versus a loss of EUR 213 million, or EUR 1.19 per share, in 2001. The average number of shares used to calculate loss per share was 178,765,518 in 2002 and 179,103,640 in 2001.

Liquidity and Capital Resources

        In 2002, Rhodia's principal sources of liquidity were cash flow generated from operations, asset disposals and various sources of external financing, including the issuance of debt securities, private placement notes and borrowings under revolving credit facilities. These sources of external financing are described further under "Description of Other Indebtedness". In addition to these sources of financing, Rhodia companies also sell trade receivables in order to provide cash for their operations.

        As of December 31, 2002, EUR 646 million of Rhodia's debt was maturing in 2003, EUR 404 million in 2004, EUR 537 million in 2005 and EUR 488 million in 2006. These amounts relate principally to the maturities of debt securities issued under Rhodia's Euro medium-term note program (with EUR 500 million maturing in 2005 and EUR 300 million maturing in 2006), and amounts drawn under committed credit facility agreements (EUR 1,097 million).

        As of December 31, 2002, Rhodia had EUR 2,116 million of committed credit facilities. EUR 565 million of these facilities expire in 2003, EUR 1,065 million in 2004, EUR 220 million in 2005 and EUR 177 million in 2006. The amounts expiring in 2004 include a syndicated credit facility of EUR 600 million. As of December 31, 2002 Rhodia's short-term borrowings included EUR 175 million of commercial paper and EUR 270 million of other short-term financings. The commercial paper program consists principally of sales of French billets de trésorerie. The EUR 270 million of other short-term borrowings are generally uncommitted revolving financings granted to Rhodia SA and to various subsidiaries.

        Another important source of Rhodia's financial liquidity is the monthly or quarterly sale of some of its uncollected trade receivables. As of December 31, 2002, trade receivables outstanding of EUR 627 million had been sold, with respect to which we received cash payments of EUR 531 million. The balance, less fees associated with the sales, is paid to Rhodia after the collection of the trade receivables is made, ordinarily within three months of the sale.

        Some of Rhodia's committed credit lines are subject to certain financial covenants regarding a maximum level of net debt to EBITDA, a minimum level of EBITDA to net interest expense, a minimum level of stockholders' equity and/or a maximum level of consolidated net indebtedness to capitalization. As of December 31, 2002, Rhodia satisfied all of its financial covenants. Five of the committed credit facility agreements (with combined commitments of EUR 606 million) contain a covenant, to be tested on December 31, 2003 and 2004, as applicable, requiring Rhodia to maintain a minimum stockholders' equity of EUR 1,829 million. EUR 410 million of these facilities expire in 2004 and EUR 196 million expire in 2005. As of December 31, 2002 total stockholders' equity amounted to EUR 1,835 million. In addition, the agreement governing the $290 million U.S. private placement notes contains a covenant requiring Rhodia to maintain a minimum stockholders' equity of EUR 1,600 million on an ongoing basis. Future drawings under the credit facilities will be available only if, among other things, Rhodia meets the various financial covenants included in these facilities. Rhodia is currently in discussions with the lenders under several of these credit facilities to renegotiate or extend the facilities and modify the terms of these financial covenants. Such discussions may not be successful.

        Certain of our outstanding debt instruments are publicly rated by Moody's Investor Service and Standard & Poor's, independent rating agencies. These public debt ratings affect our ability to raise debt, our access to the commercial paper market, and our ability to engage in asset-based financing. These public debt ratings also affect the cost to us and terms and conditions of debt and asset-based financings. In February 2003, Moody's Investor Service lowered our credit rating to Ba2, which is below investment grade. This downgrading caused a 125 basis point increase in the interest rate applicable to the $290 million of U.S. private placement notes we issued in July 2002, resulting in $3.6 million of additional annual interest expense. In March 2003, Standard & Poor's lowered our credit rating to BB+, which is also below investment grade. The downgradings by Moodys and Standard & Poor's have not affected the cost or terms and conditions of our other existing financing. However, the downgradings are likely to affect the cost of future financing.

Consolidated Balance Sheet

Operating working capital

        Rhodia's operating working capital decreased from EUR 1,401 million at December 31, 2001, to EUR 892 million at December 31, 2002. This change in operating working capital was due principally to a group-wide effort to lower inventory levels and improve the collection of accounts receivable.

Consolidated net debt

        Consolidated net debt (defined as long-term debt, plus short-term borrowings and current portion of long-term debt, minus cash and cash equivalents and marketable securities) was reduced to EUR 2,133 million at December 31, 2002 from EUR 2,572 million at year-end 2001. Liquid assets (cash and cash equivalents and marketable securities) totaled EUR 251 million at December 31, 2002, and short-term financial debt (short-term borrowings and current portion of long-term debt) amounted to EUR 645 million. At December 31, 2001, Rhodia had liquid assets of EUR 413 million and short-term financial debt of EUR 1,036 million. The decrease stemmed from the use of cash flow from operations and the deconsolidation of debt relating to business disposals, as well as from a favorable currency effect. This was partially offset by advances made to joint-venture partners, consolidation of businesses recently acquired in China and Venezuela, continued investments in intangible assets and the distribution of dividends. At December 31, 2002, the net debt-to-stockholders' equity (including minority interests) ratio stood at 1.15 versus 1.09 one year earlier.

Other long-term liabilities

        Long-term contingency reserves amounted to EUR 1,233 million at December 31, 2002 compared with EUR 1,239 million at December 31, 2001. Reserves at December 31, 2002 consisted mainly of reserves for pension and retirement costs (EUR 788 million) and deferred income taxes (EUR 217 million). Other long-term liabilities amounted to EUR 141 million, virtually unchanged from EUR 149 million a year earlier.

Stockholders' equity and minority interests

        Stockholders' equity including minority interests stood at EUR 1,858 million at December 31, 2002, a decrease of EUR 493 million compared with the year-earlier figure. The decline primarily corresponds to the EUR 397 million negative translation adjustment (due principally to the devaluation of the Brazilian real), recognition of the 2002 net loss of EUR 4 million, 2001 dividend payments of EUR 21 million and purchases of treasury stock amounting to EUR 10 million.

Consolidated Statements of Cash Flow

Net cash provided by operating activities

        Net cash provided by operating activities decreased from EUR 1,002 million in 2000 to EUR 676 million in 2001 and to EUR 506 million in 2002. The decline was due principally to the evolution of net results over the three years, which declined from net income of EUR 216 million in 2000 to net losses of EUR 213 million in 2001 and EUR 4 million in 2002. Net cash provided by operating activities declined in 2002 due to cash expenditures relating to restructuring reserves accrued in 2001. The change in other operating assets and liabilities, principally due to exceptional pension contributions also contributed to this decline.

        In France, retirement indemnities arise pursuant to labor agreements, internal conventions and applicable local legal requirements. Retirement indemnities in France are funded from current cash flows, and there is no legal requirement to maintain assets to fund these liabilities. As of December 31, 2002, we had projected benefit obligations of EUR 674 million with respect to our French retirement indemnities.

        In the United States and the United Kingdom, liabilities arise pursuant to labor agreements, pension schemes and plans and other employee benefit plans, some of which are required to maintain assets to fund their liabilities. As a result of stock market declines in 2002, the market value of the assets in our funded pension plans, including our nonqualified and foreign plans, has declined. In 2002, the pension plan assets for certain of our foreign pension plans fell below required levels with respect to their related accumulated benefit obligation. Applicable laws and regulations would have allowed us to spread contributions to cover the shortfall over 3 to 5 years. However, we chose to cover most of the shortfall by making an exceptional cash contribution of EUR145 million to U.S. and U.K. pension plans in September and December 2002. With respect to our foreign plans, as of December 31, 2002, we had projected benefit obligations of EUR 1,382 million and plan assets of EUR 1,122 million.

Net cash used by investing activities

        Net cash used by investing activities amounted to EUR 60 million for 2002, EUR 154 million for 2001 and EUR 2,049 million in 2000. The factors affecting the decline in net cash used by investing activities included:

  •
  Additions to property, plant and equipment was reduced to EUR 374 million in 2002 from EUR 483 million in 2001 and EUR 503 million in 2000. Responding to the level of its indebtedness and the persistently difficult economic conditions, Rhodia announced in 2001 that it intended to seek ways of managing existing fixed assets more efficiently with the aim of capping spending at EUR 400 million. Spending was kept within this limit by focusing more resources on strategic sites and implementing a World Class Manufacturing program designed to increase capacity utilization rates at existing plants.

  •
  Other capital investments, which include principally expenditures on (i) operational assets, such as computer software, patents and licenses, and (ii) equity investments in connection with Rhodia's overall development, amounted to EUR 52 million for 2002 compared with EUR 102 million for 2001 and EUR 138 million for 2000.

  •
  Cash proceeds from disposals of assets amounted to EUR 363 million in 2002, compared to EUR 500 million in 2001 and EUR 124 million in 2000. Asset disposals consisted principally of divestitures of the businesses described above under "Certain Factors Affecting Rhodia's Financial Condition" and "Results of Operations—Scope of Activities Included in the Consolidated Financial Statements".

  •
  The principal factors affecting cash used for investing activities in 2000 were the acquisitions of Albright & Wilson and ChiRex for an aggregate amount of EUR 1,383 million.

Net cash provided (used) by financing activities

        Net cash provided by financing activities comprises mainly changes in short-term and long-term borrowings.

  •
  In 2002, net cash used by financing activities amounted to EUR 498 million due mainly to a net repayment of new long-term borrowings of EUR 268 million and a EUR 194 million decrease in short-term borrowings. Dividends paid to Rhodia shareholders amounted to EUR 21 million.

  •
  In 2001, net cash used by financing activities amounted to EUR 457 million due principally to a net increase of EUR 157 million in long-term borrowings, offset by a decrease in bank overdrafts and short-term borrowings of EUR 535 million. Dividends paid amounted to EUR 85 million.

  •
  In 2000, net cash provided by financing activities amounted to EUR 1,013 million due mainly to a net increase of EUR 525 million in long-term borrowings and a net increase of EUR 479 million in short-term borrowings related principally to acquisitions. Dividends paid amounted to EUR 70 million.

        Long-term borrowings decreased over the three-year period due principally to repayment of certain long-term debts coming to maturity and the application of proceeds from the disposal of assets.

Commitments

        The tables below set forth gross financial debt, capital lease obligations and operating leases as of December 31, 2002, as well as the maturity/payment schedules for each of these items. See Notes 18 and 23b to the Consolidated Financial Statements.

	As of December 31, 2002
Maturity/Payments	Total	2003	2004	2005	2006	2007	2008	Subsequent years
Gross financial debt	2,384	646	404	537	488	6	5	298
Capital lease obligations	6	2	2	1	1	0	0	0
	As of December 31, 2002
Maturity/Payments	Total	2003	2004	2005	2006	2007	Subsequent years
Operating leases	258	53	48	43	28	16	70

        Rhodia's gross financial debt includes EUR 1,087 million in bonds and EUR 1,297 million in other instruments. At December 31, 2002, Rhodia held EUR 1,209 million of its long-term debt (including capital leases) in euro, EUR 972 million in U.S. dollars and EUR 203 million in other currencies. This breakdown does not reflect Rhodia's exposure to these currencies' interest rates. As of December 31, 2002, maturities in 2003 are comprised of EUR 201 million of current maturities of long-term debt and EUR 175 million of commercial paper and other short-term financings granted to Rhodia and to various subsidiaries.

        At December 31, 2002, the net present value of total future minimum lease payment (at an assumed discount rate of 6%) was EUR 214 million. Operating leases are payments in relation to the leasing of movable equipment, such as barges and rail cars, the sale-leaseback of real estate and the rental of office buildings.

Off-balance sheet and other commitments

Sale of Rhodiaster

        In October 2002, Rhodia sold its investment in Rhodiaster. Since it was impossible in Brazil to obtain the authorizations concerning the competitive rights (CADE) and the stock exchange administration (CVM) before the closing date, Rhodia agreed to grant the purchaser, Gruppo Mossi & Ghisolfi, an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. The CADE authorization has been granted and proper notifications have been made regarding the CVM authorization. In the event that the CVM authorization is not granted, the sale may be reversed, in which case Rhodia would be required to consolidate the Rhodiaster assets and liabilities back onto its balance sheet. Management believes that it is unlikely that the CVM authorization will not be granted.

        Rhodia and Mossi & Ghisolfi have also agreed that the purchaser will make additional payments to Rhodia if Rhodiaster meets certain EBITDA targets for the four quarters following the sale, or Rhodia will make additional payments to the purchaser if these targets are not met. In addition, the purchase price may be increased or decreased after the date of sale based on adjustments to the working capital and aggregate debt of the sold businesses, as well as adjustments to trade payable amounts and the value of certain finished goods of the sold businesses. Total consideration for this transaction may also include an additional payment to Rhodia of up to EUR 13 million payable: EUR 7 million payable upon Rhodia delivering final documentation on an investment project and EUR 6 million payable if construction of this project is begun within a three-year period from the date of sale. Finally, Rhodia recorded a receivable of EUR 5.3 million from the purchaser payable before the end of February either in cash, or in receivables to be collected from current customers of Rhodiaster. In relation to environmental matters, Rhodia is responsible for (i) remediation of contamination arising from the activities conducted by Rhodia prior to the date of sale and (ii) damages arising out of any breach of representations and warranties made by Rhodia with respect to certain environmental matters. Rhodia's maximum liability under the sale agreement is EUR 97.5 million except with respect in certain remediation actions existing on the date of sale, discontinued activities and title to transferred shares. The sale included standard guarantees related to accounting, tax, employee and other matters.

Sale of phenol, HCL and soda ash businesses

        In October 2002, Rhodia sold its phenol, HCL (hydrochloric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved. In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of EUR 22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

        The commitments and specific guarantees are:

  •
  Rhodia agreed to an HCL product guarantee to reach a certain supply capacity of HCL within eighteen months from the date of sale. Rhodia has deposited EUR 6 million for the benefit of the purchaser with a large international bank as guarantee for Rhodia's obligations to meet such capacity targets. Reaching this level of capacity is based on the realization of certain improvements at the TDI plant operated by Rhodia.

  •
  Rhodia has provided the purchaser with a five year guarantee of its obligations under the HCL Removal Services Agreements for the supply of hydrochloric acid and the rendering of services in connection with its removal in the maximum amount of EUR 5 million in the first year from the date of sale and EUR 4 million for the four following years

  •
  Mining concessions associated with the phenol and soda ash businesses were not transferred on the date of sale. Rhodia deposited EUR 15 million for the benefit of the purchaser with a large international bank as a guarantee to the purchaser relating to the transfer of such mining concessions. This guarantee will eventually decline to zero over a period of fifteen years but before then will be reduced to zero upon receipt of necessary approvals by the French authorities to the transfer.

  •
  The sale agreement provides for adjustments to the purchase price after the date of sale based on changes to working capital, capital expenditures, net financial indebtedness, and adjusted EBITDA of the sold businesses, as well as to account for excess provisions taken with respect to the sold businesses and a failure by Rhodia to reach certain HCL capacity targets within a specified period. In addition, Rhodia is entitled to a maximum amount of EUR 7 million, based on the contribution realized on HCL by the new group.

        This sale also includes customary warranties related to accounting, tax, environmental, employee and other matters.

        In connection with other divestitures, Rhodia has also given certain representations, warranties and indemnities to purchasers and some divestitures are subject to purchase price adjustments.

Other off-balance sheet commitments

        From time to time, Rhodia guarantees the obligations of its joint ventures and other non-consolidated companies. Guarantees of debt of joint ventures amounted to EUR 171 million as of December 31, 2002, compared with EUR 186 million as of December 31, 2001. The decrease was due principally to the divestitures of Rhodia's stake in Teris and in Latexia and to exchange rate variations. Rhodia's principal guarantee to joint-ventures is its guarantee of certain debts of Primester. Guarantees of indebtedness of other non-consolidated companies amounted to EUR 26 million at December 31, 2002, compared with EUR 74 million at December 31, 2001, principally due to the consolidation of some affiliates in Asia as from January 1, 2003. See Note 23 to the Consolidated Financial Statements.

Environmental Matters

        Rhodia's businesses must comply worldwide with a vast body of changing and increasingly stringent laws and regulations in such areas as emissions, the storage, manufacture of, disposal or discharge of regulated substances, environmental protection, health and safety. In most jurisdictions in which Rhodia operates, industrial activities are subject to obtaining permits, licenses and other authorizations, or to prior notification. As in the past, Rhodia intends to continue to make investments each year in order to comply with these regulations and standards. Some regulations could restrict Rhodia's ability to modify or expand its facilities or continue production. The installation of expensive pollution monitoring and control equipment or other major expenditures may be necessary. Rhodia may also have to bear considerable costs if new regulations require that hazardous waste (including slightly radioactive waste) that is currently stored on its own sites be disposed at off-sites locations. Furthermore, many of Rhodia's currently or formerly owned or operated plants were or have been in operation for many years, and the soil and ground water at some sites have been contaminated, as is frequently the case in the chemical industry. Other sites may also become contaminated in the future or other contamination may be discovered at present or former locations. Rhodia invests in equipment to treat or prevent soil and ground water contamination at various sites. The on-site treatment of industrial waste or its off-site disposal may also require Rhodia to undertake costly remediation work. When Rhodia was formed, Rhône-Poulenc (now Aventis) commissioned an independent expert to conduct an environmental audit of the main operations of its two Chemicals and Fibers & Polymers businesses. This audit was updated in 1999, and since that date the Group continues to carry out audits of its sites.

        As of December 31, 2002, Rhodia's accrued reserve for probable future remediation expenses amounted to EUR 146 million, compared to EUR 183 million in 2001. In addition, Rhodia and Aventis were parties to an Environmental Indemnification Agreement, dated May 26, 1998, which entitled Rhodia to indemnification from Aventis in case of unexpected environmental liabilities. On March 27, 2003 Rhodia and Aventis entered into an agreement to settle Rhodia's present and future claims under the Environmental Indemnification Agreement. Pursuant to the settlement, Aventis agreed to pay Rhodia a total of EUR 88 million, which amount includes EUR 26 million previously received by Rhodia in 2002 and EUR 31 million received in the first quarter of 2003. The remaining EUR 31 million will be paid no later than June 2007 upon the making of environmental claims by Rhodia, and bears interest through the date of payment. On the basis of current information, provisions established for environmental matters and amounts Rhodia has received and expects to receive pursuant to the environmental indemnity, the Group's obligations to comply with environmental regulations or undertake remedial action are not expected to have a material adverse effect on its operations, earnings or financial situation. The terms of the Aventis environmental indemnity arrangements are described in "Certain Relationships and Related Party Transactions". However, the occurrence of new events, such as a modification of existing regulations, the promulgation of new regulations or the development or discovery of new facts or conditions, could result in substantial additional expenditures that Rhodia would have to bear, and could have a material adverse effect on its operations, earnings or financial situation.

        In addition, Rhodia has been and may in the future be liable to contribute to the cleanup of facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

Outlook

        The statements below are forward-looking statements based on management's current knowledge and beliefs. Actual results may differ significantly from those indicated below for a number of reasons, including those set forth under "Forward-looking Statements" and "Risk Factors".

        The outlook for 2003 is currently uncertain, particularly in light of international geopolitical instability, and its potential repercussions on the global economy. Rhodia believes that these factors are likely to have a significant effect on currency exchange rates and petrochemical commodities prices, which in turn materially affect our operating results.

        Rhodia expects growth of sales to be limited to slightly above expected growth in average gross domestic product of OECD countries. Sales are expected to remain weak during the first half, and improve gradually through the second half of 2003. This growth is expected to result from increases in sales volumes, as well as price increases for some of Rhodia's products.

        Rhodia believes that all divisions should see an increase in their sales in terms of volume, with the exception of Pharmaceuticals and Agrochemicals whose volumes are expected to decline, due to weakness in end-market demand. Industrial Care and Services should achieve further growth in all its businesses, although the Silicones business should continue to be adversely affected by depressed market conditions in the first half of the year. Automotive, Electronics and Fibers should continue to deliver volume growth from the second half of 2003 onwards, primarily through the launch of new products in Engineering plastics, through increased sales in polyamide intermediates and through the growing market of Eolys in the autocatalysis market for diesel engines. Consumer Care and Food is expected to show some volume growth driven principally by innovation across its core markets and increased available capacity for its Acetow and food businesses. Prices for Rhodia's products are expected to increase only slightly at the Group's consolidated level and should be generated principally from Automotive, Electronics and Fibers. In all other divisions, prices should be flat on a year on year basis and decline slightly for Industrial Care and Services.

        Rhodia expects that continued strength of the euro versus the US dollar in 2003 would have a negative translation and transaction foreign exchange impact, affecting all Divisions. Continued volatility of crude oil prices at current high levels would likely impact operating margins, as it is probable that only part of the increased prices could be passed on to downstream markets. The two divisions which will be most affected by oil price fluctuations are Automotive, Electronics and Fibers and Pharmaceuticals and Agrochemicals.

        Rhodia's strategy in the medium-term focuses on value-added products and rapidly developing market sectors. In line with this strategy, Rhodia confirms its priority of generating cash flow through the continuation in 2003, as announced, of actions started in 2002:

  •
  Improve free cash flow by reducing capital expenditures from EUR 374 million in 2002 to EUR 300 million in 2003 and by continuing the strict management of operating working capital;

  •
  Develop a portfolio of business activities in line with Rhodia's financial and operating strategy by taking advantage of attractive opportunistic options; and

  •
  Lower the breakeven point through restructuring measures: savings in fixed costs anticipated in 2003 are targeted to offset the EUR 100 million charges necessary to finance new initiatives.

        These measures are targeted at allowing Rhodia to achieve a net debt to EBITDA ratio of less than 2.5 by the end of 2003.

Recent Developments

        On April 7, 2003, Rhodia announced that it expected its results for the first quarter of 2003 to be lower than the first quarter of 2002, on both a historical basis and taking into account the divestitures made during 2002. The continued strengthening of the euro against the U.S. dollar during the first two months of 2003 has had a significant impact on Rhodia's margin and sales. In addition, a higher than expected increase in petrochemical raw materials prices has negatively affected Rhodia's operating results for the first two months of 2003. Consequently, despite some slight improvements in sales volumes on a comparable basis, Rhodia expects EBITDA for the first quarter of 2003 to be between EUR 100 million and EUR 110 million, compared with EBITDA of EUR 139 million for the first quarter of 2002 (as adjusted to reflect divestitures and changes in exchange rates). This statement is a forward-looking statement based on management's current knowledge and belief. Actual results may differ significantly from those indicated above for a number of reasons, including those set forth under "Forward-looking Statements" and "Risk Factors".

        Rhodia has reorganized its previous internal structure, which was based on five technology-oriented divisions (Fine Organics, Consumer Specialties, Industrial Specialties, Polyamides and Services and Specialties), into a new organization comprised of four market-oriented divisions: Consumer Care and Food; Automotive, Electronics and Fibers; Industrial Care and Services; and Pharmaceuticals and Agrochemicals. The table below sets forth Rhodia's net sales, EBITDA and capital expenditure for the years ended December 31, 2001 and 2002 based on Rhodia's former structure of five divisions.

	Year ended December 31,
	Net Sales		EBITDA		Capital Expenditure
	2001	2002	2001	2002	2001	2002
	(EUR millions)
Consumer Specialities	2,163	1,878	184	225	109	58
Polyamide	1,444	1,353	133	209	104	90
Fine Organics	1,219	1,213	73	128	108	62
Industrial Specialities	1,220	1,129	125	140	72	62
Services and Specialities	1,013	954	172	173	63	74
Other(1)	220	90	(54)	(77)	27	28

Total	7,279	6,617	633	798	483	374

(1)
Includes elimination of intersegment revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

        The table below sets forth Rhodia's net sales, EBITDA and capital expenditure for the years ended December 31, 2001 and 2002, adjusted to reflect the transfer of business units to create Rhodia's new division structure. This unaudited financial information was calculated based on unaudited internal management reports and is furnished in order to demonstrate the effect of the reorganization of Rhodia's divisions. Rhodia believes this presentation, as well as the presentation that follows, are useful in facilitating investors' understanding of the historic financial performance of its new divisions and providing a comparative base for understanding future financial communications regarding Rhodia's financial performance.

	Year ended December 31, 2002
	Net Sales	EBITDA	Capital Expenditure
	(EUR millions, unaudited)
Consumer Care and Food	2,325	333	95
Automotive, Electronics and Fibers	1,502	215	96
Industrial Care and Services	1,482	203	93
Pharmaceuticals and Agrochemicals	1,213	128	62
Other(1)	94	(82)	28

Total	6,617	798	374

(1)
Includes elimination of intersegment revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

        The table below sets forth net sales, EBITDA and capital expenditure for the year ended December 31, 2002, as adjusted to reflect Rhodia's new division structure and to eliminate the results and capital expenditure of Rhodia's discontinued operations. The financial information was prepared by eliminating net sales, EBITDA and capital expenditures from operations that were discontinued through disposals of businesses and allocation of financial information in accordance with Rhodia's four new divisions.

	Year ended December 31, 2002
	Net Sales	EBITDA	Capital Expenditure
	(EUR millions, unaudited)
Consumer Care and Food	2,338	329	95
Automotive, Electronics and Fibers	1,490	212	96
Industrial Care and Services	1,395	200	91
Pharmaceuticals and Agrochemicals	946	92	54
Other(1)	(108)	(126)	25

Total	6,061	707	361

Discontinued operations(2)	556	91	13

Total	6,617	798	374

(1)
Includes elimination of intersegment revenues, sales by Rhodia's other businesses, including principally Rhodiaster, and commercial resales made on behalf of non-Group companies. See Note 24 to the Consolidated Financial Statements.

(2)
Calculated in accordance with FAS 144.

Quantitative and Qualitative Disclosure About Market Risk

        The information below is based on certain assumptions and expectations that, by their nature, may prove to be incorrect, particularly due to changes in foreign exchange rates and interest rates, and changes in Rhodia's exposure to these risks.

Exchange Rate Exposure

        Rhodia's policy with respect to limiting its exposure to short-term fluctuations in exchange rates is to calculate on a daily basis its net foreign currency exposure based on its transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure by hedging against rate changes with respect to the euro. The main instruments Rhodia currently uses are over-the-counter forward exchange contracts with maturities of generally less than six months.

Interest Rate Exposure

        Rhodia is most exposed to interest rate risk on the euro, the U.S. dollar and the pound sterling. Swaps are used to manage this risk and control the cost of short and medium-term debt. Interest-rate swaps are used primarily to restructure variable-rate debt and substitute it with fixed-rate debt until maturity. The maturities of these swaps range from three months to five years depending on the underlying debt. The interest-rate sensitivity of these instruments is calculated regularly.

Exposure to Commodity Prices

        Rhodia's exposure to commodity prices relates essentially to purchases of fuel, natural gas and raw materials (principally oil-derived). Over-the-counter derivative instruments do not exist for the majority of Rhodia's oil-derived raw materials. In order to hedge this indirect exposure to oil prices Rhodia uses swaps, options and futures on the Brent and Gasoil markets. Hedging instruments do not exceed 30% of estimated needs for the next 18 months. These instruments, which are listed on organized and liquid markets, are marked to market. On December 31, 2002, the maturity of these instruments did not exceed two years. The nominal value of these contracts (in Brent-based equivalents) corresponded to the hedging of 4.4 million barrels of oil at December 31, 2002.

Derivative Financial Instruments

        Rhodia's business and financial transactions expose it to various market risks, primarily exchange rate and interest rate fluctuations. For several years, Rhodia's policy has been to systematically hedge exchange risks. A system for regularly reviewing and anticipating market trends to hedge against interest rate risk has also been established. Rhodia's policy for managing market risk is based on centralizing both systematic hedging and continuous monitoring, which enables the Group to take advantage of the best available market conditions.

Sensitivity Analysis

        Rhodia uses derivatives to hedge its interest and exchange rate exposures. Since January 1, 2001, Rhodia has calculated the sensitivity of these instruments to financial markets over a one-year period on the basis of possible reasonable price fluctuations.

        Financial instruments held by Rhodia that are sensitive to changes in interest rates include short-term debt and financial assets, interest rate swaps and derivatives traded in organized over-the-counter markets. The analysis of the sensitivity is calculated on the basis of an instantaneous 100 basis point interest rate increase in relation to year-end levels and all other things being equal. A 100 basis point variation on December 31, 2002 and 2001 would have resulted in a maximum variation of net interest expense of EUR 18.48 million and EUR 29.53 million, respectively.

        Financial instruments held by Rhodia that are sensitive to fluctuations in exchange rates include forward exchange contracts, options, and payables and receivables in foreign currency. The analysis of the sensitivity is based on an instantaneous 10% variation in the value of the euro with respect to these currencies in relation to year-end exchange rates, and all other things being equal. A 10% variation in exchange rates on December 31, 2002 and 2001 would have a maximum impact on the fair value of the instruments measured by EUR 8.61 million and EUR 54.09 million respectively

        Financial instruments held by Rhodia that are sensitive to changes in oil prices (Brent), include options and swaps. The analysis of the sensitivity is calculated on the basis of a 10% variation in the Brent barrel price curve for the year in relation to year-end levels, all other things being equal. In the case of a 10% variation in the price of oil on December 31, 2002 and 2001, these financial instruments would have had a maximum negative impact on earnings of EUR 9.02 million and EUR 6.18 million respectively.

        Financial instruments held by Rhodia that are sensitive to changes in stock market prices were not significant at the end of 2002 and 2001.

RECONCILIATION TO U.S. GAAP

        Rhodia is listed on the New York Stock Exchange and is therefore required to include in its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission a reconciliation of consolidated net income and stockholders' equity determined according to French

GAAP and the corresponding amounts according to U.S. GAAP. To ensure that the same information is disclosed to both French and U.S. investors, this reconciliation is also included in the document de référence (Rhodia's French annual report) filed with French regulatory authorities (the "COB").

        The reconciliation had not been finalized as of the date of filing of the document de référence with the COB. Rhodia will post an electronic version on its website and will make the reconciliation available to investors at its headquarters when its Form 20-F is published in the United States, as planned in June 2003. Rhodia will also comply with the recommendations of the COB by publishing an announcement in the French national press informing investors of how to obtain a copy of the reconciliation.

        As of the date of this report, the main differences between French and U.S. GAAP impacting consolidated net income and/or stockholders' equity are as follows:

  a)
  Derivative instruments and hedging activities: FAS 133 "Accounting for Derivative Instruments and Hedging Activities" requires derivative instruments to be recognized in the balance sheet and measured at fair value, and sets out the conditions to be met for derivatives to be accounted for as hedges. According to FAS 133, changes in the fair value of derivatives are recorded in the income statement or in stockholders' equity depending on their intended use and whether or not they are designated as hedging instruments. For Rhodia, the main impact of applying FAS 133 concerns cash flow hedges. Under FAS 133, the effective portion of the gain or loss on derivatives acquired as cash flow hedges is initially reported as a component of "Other comprehensive income", in stockholders' equity. Under French GAAP, derivatives acquired for hedging purposes are reported off-balance sheet. Application of FAS 133 at December 31, 2002 and 2001 would have had the effect of reducing consolidated stockholders' equity at those dates but would not have had any impact on net income for 2002 and 2001. The amounts deducted from consolidated stockholders' equity would be reclassified into earnings in subsequent years, on settlement of the positions.

  b)
  Goodwill and other intangible assets: FAS 142 "Goodwill and Other Intangible Assets" applicable from January 1, 2002 (or July 1, 2001 for acquisitions made after June 30, 2001) introduces a change in accounting principles applicable to goodwill. In addition, goodwill and other intangible assets with an indefinite useful life are no longer amortized but are subjected to periodic impairment tests and if their carrying amount exceeds their fair value, an impairment loss is recognized. Based on the impairment tests performed by Rhodia, no additional impairment of goodwill needs to be recognized at December 31, 2002 and 2001. Under French GAAP, goodwill and other intangible assets with an indefinite useful life are amortized to the income statement.

  (c)
  Recognition of an additional minimum pension liability: FAS 87 states that if the accumulated benefit obligation to be recognized in the balance sheet exceeds the fair value of plan assets at the measurement date, an additional minimum liability must be recognized in stockholders' equity corresponding to the unfunded obligation. The impact of this entry on stockholders' equity is canceled when the fair value of plan assets exceeds the minimum liability, due to either an increase in value of the plan assets or the payment of additional contributions to the plan. This requirement to recognize the minimum liability in the balance sheet has no impact on consolidated net income determined according to French GAAP.

        In addition to these differences which have an impact on consolidated net income (item (b) above) and/or stockholders' equity (items (a), (b) and (c) above), there are significant differences between the presentation of the financial statements according to U.S. GAAP and French GAAP.

RISK FACTORS

        The risks described below are not the only risks facing our company. Additional risks not presently known to us or which we consider immaterial based on information currently available to us also may materially adversely affect our company and your investment. If any of the following risks or uncertainties actually occurs, our business, financial condition and operating results could be materially adversely affected.

        This report also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including the risks we face as described below and elsewhere in this report. See "Forward-Looking Statements".

Currency and interest rate fluctuations may have a material impact on our financial results

        A considerable portion of our assets, liabilities, sales, revenues, expenses and earnings is denominated in currencies other than the euro, principally in U.S. dollars, Brazilian reals and, to a lesser extent, in British pounds. Fluctuations in the values of these currencies with respect to the euro have had and may continue to have a significant impact on our financial condition and operating results. In 2002, variations in currencies, particularly the decline in the value of the dollar and the Brazilian real relative to the euro, decreased our consolidated net sales by approximately 3.9%. Currency fluctuations can also have a significant impact on our balance sheet, particularly stockholders' equity, when we translate the financial statements of our subsidiaries located outside of the euro-zone into euros. For example, in 2002 our stockholders' equity was reduced by EUR397 million due to the translation of the financial statements of our foreign subsidiaries, related notably to the decline of the U.S. dollar and the severe depreciation of the Brazilian real relative to the euro.

        An appreciation of the euro compared to the dollar would lessen the euro-value of sales generated in dollar-zone countries and could lower the competitiveness of the products we produce in Europe against products produced in, or exported from, the United States and other dollar zones. We expect that this effect would be partially offset by the decreased cost in euro of a significant portion of our raw material and energy purchasing requirements.

        Our policy with respect to limiting our exposure to short-term fluctuations in exchange rates is to calculate on a daily basis our net foreign currency exposure based on our transactions, including both sale and purchase transactions, and to use financial instruments to reduce such exposure by hedging against rate changes with respect to the euro. Positions are recorded at their market value systematically for U.S. GAAP purposes. The main instruments we currently use are over-the-counter forward exchange contracts with maturities of generally less than six months. Nonetheless, we may not be able to protect ourselves from sustained movements in the value of the euro against other currencies.

        We are also exposed to interest rate risk. As of December 31, 2002, our gross financial debt amounted to EUR 2,384 million, of which long-term debt amounted to EUR 1,739 million. Fluctuations in interest rates may affect our interest expense on existing debt and the cost of new financing. We use swaps to manage this risk, but our financial condition and results of operations may nevertheless be materially adversely affected by sustained increases in interest rates.

        For further discussion of these matters and the measures we have taken to seek to protect our business against these risks, see "Operating and Financial Review and Prospects—Quantitative and Qualitative Disclosure About Market Risk".

Environmental and health and safety laws and regulations expose us to the risk of costs, liabilities and claims that could have a material adverse effect on our business, financial condition and results of operations

        Environmental and health and safety laws and regulations expose us to the risk of substantial costs and liabilities, including costs and liabilities associated with assets that have been sold and activities that have been discontinued. In most jurisdictions in which we operate, industrial activities are subject to obtaining permits, licenses and other authorizations, or to prior notification. In addition, local or regional regulatory bodies may impose restrictions on the use of certain of our products. In addition, we have been and may be subject to liabilities and claims relating to personal injury (including exposure to hazardous substances used, produced, disposed of by us or located in our facilities), property damage or damage to natural resources. We are subject to a broad range of extensive and evolving environmental and health and safety laws and regulations in each of the jurisdictions in which we operate, which impose increasingly stringent standards on us. They relate to, among other things, air emissions, waste water discharges, the use and handling of hazardous materials, waste disposal practices, and clean-up of environmental contamination.

        Compliance with environmental laws and regulations has resulted in significant ongoing costs for us, and could restrict our ability to modify or expand our facilities or continue production, or require us to install costly pollution control equipment or incur significant expenses, including remediation costs. A failure to comply with any such law or regulation could result in the issuance of fines and penalties or the imposition of other sanctions. We could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations. Currently, we are involved in a number of compliance and remediation efforts and legal proceedings concerning environmental health and safety matters. Based on information presently available, we have budgeted capital expenditures for environmental improvement projects and have established reserves for known environmental remediation liabilities that are probable and reasonably capable of estimation. However, environmental matters cannot be predicted with certainty, and these amounts may not be adequate for all purposes. In addition, the development or discovery of new facts, events, circumstances or conditions, and other developments such as changes in the law or the interpretation or enforcement thereof, could result in increased costs and liabilities.

        Many of our current, former and discontinued manufacturing sites have an extended history of industrial use. As is typical for such sites, soil and groundwater contamination has occurred in the past at some sites and might occur or be discovered at other sites in the future. We are continuing to investigate, remediate and monitor soil and groundwater contamination at or from certain of these sites. In addition, we have been and may in the future be liable under various laws, including the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund"), to contribute to the costs to clean up third-party facilities to which we have sent waste for disposal. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility may be held jointly and severally liable for the remediation of such properties, regardless of fault.

        As of December 31, 2002, our accrued reserve for probable future remediation expenses amounted to EUR146 million. Based on current information, provisions established for environmental matters and amounts we expect to receive pursuant to the environmental indemnification arrangements with Aventis described in "Certain Relationships and Related Party Transactions", we do not believe that environmental compliance and remediation requirements will have a material adverse effect on our business, financial condition or results of operations. Future events, such as changes in laws and technology, the promulgation of new laws or the development or discovery of new facts or conditions, however, could cause us to incur significant additional costs and liabilities that could have a material adverse effect on our business, financial condition and results of operations.

Sustained high raw materials prices may increase our production costs and expenses of goods sold, and ultimately adversely affect our profitability

        A significant portion of our raw materials costs is linked, directly or indirectly, to the price of crude oil. We are therefore exposed to any volatility in the price of oil that may result from any instability in oil-producing regions (including civil unrest in Venezuela, war in Iraq or broader disruption in the Middle East). Significant variations in the costs of fuel, natural gas and other raw materials can affect our financial condition and results of operations. Increases in overall levels of raw materials prices may not necessarily be passed on through an increase in sales prices, and may, in certain cases, create negative pressure on margins. Decreases in the average prices of raw materials may, as a result of competitive pressures, also cause prices to decline, and may, in certain cases, limit the potential gain on margins. See "Operating and Financial Review and Prospects—Certain Factors Affecting Rhodia's Financial Condition and Results of Operations—Cost of Raw Materials" and "Information About Rhodia—Raw Materials."

We are subject to intense competition

        We face significant competition in each of our markets. In the specialty chemicals industry, competition is based upon a number of considerations, principally product differentiation and innovation, product quality and quality of logistics, including distribution capability. In addition, in some market segments, our products are subject to intense price competition due to factors such as overcapacity, competition from low-cost producers and consolidation among our customers and competitors. New products or technologies developed by competitors also may have a material adverse impact on our competitive position.

We are dependent on new products and processes

        Our operating results depend to a significant extent on our ability to continue to introduce new products and applications and to continue to develop our production processes to be a competitive producer. We believe that many of our businesses are technological leaders in their principal markets. We are committed to remaining a technological leader and a competitive producer and believe that our portfolio of new products and improved products under development is strong. However, we may not be able to develop new products and applications successfully or bring them to market in a timely manner.

Sales of our products and services to the pharmaceutical industry may depend on our clients' ability to obtain and maintain regulatory approval for particular pharmaceutical products

        We sell certain of our products and services to the pharmaceutical industry, which must comply with a broad range of regulatory controls on the development, testing, approval, manufacturing and marketing of pharmaceutical products, including notably the U.S. Food and Drug Administration (the "FDA") in the United States and the European Medicines Evaluation Agency (the "EMEA") in the European Union. Although we do not ourselves apply for product authorizations from these regulatory authorities, the sale of some of our products and services may depend on our clients' ability to obtain and maintain authorization to market or manufacture a particular pharmaceutical product. In our principal markets (the European Union and the United States), the process of obtaining authorization is lengthy and expensive, and there are a variety of factors that could adversely affect our clients' ability to obtain marketing authorization for a product or to successfully market or continue to market a product once approved. In recent years, the authorization process before the FDA has been subject to delay. FDA approval for certain planned product launches by customers of our Pharma Solutions business have been delayed in recent months, which will cause sales by the business to be lower than our initial expectations. In addition, delays in FDA approval are affecting the pharmaceutical ingredients market as a whole, contributing to overcapacity in the industry. Our clients' failure to obtain or maintain authorization for a product could adversely affect the sales of our products and services to the pharmaceutical industry.

MANAGEMENT

        In accordance with French corporate law governing a société anonyme, Rhodia's affairs are managed by its board of directors, its chairman and its chief executive officer.

        French corporate law, as amended by the French Company Law No. 2001-420 dated May 15, 2001, published on May 16, 2001 (the "Law of May 15, 2001"), gives the board of directors, pursuant to the company's by-laws, the right to elect one person to assume the position of chairman and chief executive officer or to split the function between two different persons. Rhodia's extraordinary stockholders' meeting held on May 21, 2002 modified its by-laws granting its board of directors the authority to make this choice. A majority vote of two-third of the directors present or represented at the board meeting held on July 4, 2002 decided that one person, Mr. Jean-Pierre Tirouflet, would assume the position of chairman and chief executive officer. Such a decision will remain applicable as long as the board has not decided otherwise under similar voting conditions.

Board of Directors

        Pursuant to French corporate law and Rhodia's by-laws (statuts), the board of directors must consist of at least three but no more than eighteen directors (except following a merger). Presently, Rhodia's board of directors consists of twelve members. Rhodia's board of directors met seven times in 2002 (with an average attendance rate of 80%).

Directors

        The table below sets forth, as of the date hereof, the names and ages of the directors of Rhodia, their current positions with Rhodia, the date of their initial appointment as directors, the expiration dates of their current terms and their current principal occupation or employment.

Name (Age)	Current Position with Rhodia	Initially Appointed	Term Expires	Present Principal Occupation or Employment
Jean-Pierre Tirouflet (52)	Director, Chairman and Chief Executive Officer	1993(1)	2005	Chairman of the Board and Chief Executive Officer of Rhodia
Walter Cirillo (60)	Director	2002	2008	Chairman of the Board of Rhodia Brasil Ltda
Jean-Marc Bruel(3)(5) (67)	Director	2002	2005	Member of the Supervisory Board of Aventis
Pierre-Gilles de Gennes(2) (70)	Director	1999	2005	Professor of the Collège de France, Director of the Ecole de physique et de chimie
Patrick Langlois(3)(5) (57)	Director	2002	2005	Vice Chairman of the Management Board and Chief Financial Officer of Aventis
Pierre Letzelter(2)(5) (64)	Director	2002	2004	Chief Executive Officer of Sephora Monde (LVMH Group) and Member of the Executive Committee of the LVMH Group
Pierre Lévi(2) (48)	Director	1999	2005	Chairman and Chief Executive Officer of Faurecia and Chairman of SAI AG (Germany)
Klaus Mangold(2) (59)	Director	2001	2007	Member of Management Board of DaimlerChrysler A.G.

Yves-René Nanot(2)(5) (65)	Director	2002	2004	Chairman of the Board and Chief Executive Officer of Ciments Francais
Edouard Stern(2)(5) (48)	Director	2002	2004	Vice Chairman of the Board and Chief Executive Officer of IRR Capital
Hubertus Sulkowski (60)	Director	1999	2004	Partner at Shearman & Sterling(4)
Pierre de Weck(2) (52)	Director	1998	2004	Member of the Group Executive Committee of Deutsche Bank

(1)
Indicates year of initial appointment to the board of directors of Rhône-Poulenc Fibres et Polymères S.A., renamed Rhodia. See "Information About Rhodia—Corporate History—Formation of Rhodia."

(2)
Independent director as defined in the Report of the Corporate Governance Committee, chaired by Daniel Bouton, dated September 2002. The following directors are independent pursuant to the New York Stock Exchange Rules: Pierre-Gilles de Gennes, Pierre Lévi, Klaus Mangold and Pierre de Weck.

(3)
Directors holding management positions within Aventis, Rhodia's 25.2% shareholder.

(4)
Shearman & Sterling regularly provides legal services to Rhodia.

(5)
Subject to ratification of appointment by the next General Shareholders' Meeting.

Biographies

        Jean-Pierre Tirouflet has been Chairman and Chief Executive Officer of Rhodia since January 1, 1998. Mr. Tirouflet has been a member of the Executive Committee of Rhône-Poulenc since 1990. Since joining Rhône-Poulenc (which became Aventis) in 1983, Mr. Tirouflet has served in a variety of positions, including Group Chief Financial Officer from 1987 to 1992, Group Executive Vice President from 1992 to 1997 and Chief Executive Officer of the Fibers and Polymers segment from 1997 to 1998. Prior to joining Rhône-Poulenc, Mr. Tirouflet served in various positions in the French Ministry of Finance, including head of the African Division of the Economic External Relations Department from 1982 to 1983. In addition to serving as director of Axa Corporate Solutions, Mr. Tirouflet currently serves as a member of the Supervisory Board of Crédit Agricole Indosuez.

        Jean-Marc Bruel is President of the Villette-Entreprises Foundation and of Firmenich. He has been a Member of the Board of Directors at Rhodia since July 2002 and currently serves on the Compensation and Selection Committee and on the Strategy Committee. Mr. Bruel is also a member of the Board of Surveillance of Aventis and he is a Director at V.E.V. Wilson Gestion, Ecole Centrale de Paris, Institut Curie. Prior to his current positions, he served as Vice-President of Groupe Rhône-Poulenc.

        Walter Cirillo is Regional Director for Rhodia's Latin American Activities and President of Rhodia Brazil Ltda, Rhodia Poliamida e Especialidades Ltda, Rhodia Venezuela and Rhodiaster SA. He has been a Member of the Board of Directors at Rhodia since May 2002 and currently serves on the Risks Advisory Committee. Mr. Cirillo is also a Director at ABIQUIM (Associaço Brasileira da Industria, Quimica) and CCFB (Câmara de Comercio França-Brasil) as well as a member of the FDC (Funadçao Dom Cabral) and the CTE (Centro de Tecnologia Empresarial).

        Pierre-Gilles de Gennes is a Professor at the Collège de France, Director of the Ecole de Physique et de Chimie, a member of the French Academy of Sciences since 1979 and a scientific consultant at both Rhodia and Flamel Technologies. Mr. de Gennes has been a member of the

Board of Directors at Rhodia since May 1999 and equally serves as a Director at Air Liquide and Sanofi-Synthelabo.

        Patrick Langlois is Vice-Chairman and Chief Financial Officer of Aventis and Chairman and Chief Executive Officer of Aventis Agriculture S.A. He has been a member of the Board of Directors at Rhodia since October 2002 and currently serves on the Accounts Committee. Mr. Langlois is also a Director at Rhône-Poulenc Pharma in France and at Aventis subsidiaries in Germany, the United States, Great Britain and Ireland. Prior to his current positions Mr. Langlois served as Chief Financial Officer of Groupe Rhône-Poulenc and Groupe Aventis.

        Pierre Letzelter is Chairman and Chief Executive Officer of LVMH Art & Auction Group and "specified executive officer" of LVMH's Sephora Monde Groupe. He has been a member of the Board of Directors at Rhodia since October 2002 and currently serves on the Compensation and Selection Committee. Mr. Letzelter is also a Director at Grands Magasins de la Samaritaine, Maison Ernest Cognacq, Le Bon Marché and Maison Artistide Boucicault in France; DFS Group Ltd. in Great Britain, Domaine Chandon Australia Pty Ltd. in Australia and Moët Hennessy Inc. in the United States.

        Pierre Lévi is Chairman and Chief Executive Officer of Faurecia S.A. and President of Faurecia Automotive Holdings. He has been a member of the Board of Directors of Rhodia since October 1999 and currently serves on the Accounts Committee. Mr. Lévi also serves as President of the Management Board of Faurecia Investissements in France and of SAI AG in Germany, as well as a Director at Faurecia Industries and Faurecia Sièges d'Automobiles S.A. in France and Faurecia Exhaust Systems, Inc. in the United States. Prior to his current positions, Mr. Levi had executive roles at Rhône-Poulenc, Rhodia and Faurecia.

        Klaus Mangold has been a member of the Board of Directors at Rhodia since April 2001 and currently serves as Chairman of the Strategy Committee. Mr. Mangold also serves as a Member of the Board of Management of DaimlerChrysler AG and as Chairman of the Management Board of DaimlerChrysler Services AG in Germany and he serves on the Supervisory Board at HVB Real Estate Bank AG, Jenoptik AG and Leipziger Messe GmbH in Germany as well as the Chubb Corporation in the United States.

        Yves René Nanot is President of Ciments Français. He has been a member of the Board of Directors at Rhodia since October 2002 and currently serves on both the Risks Advisory Committee and on the Accounts Committee of which he is Chairman. Mr. Nanot is also a Director of Céreol, Imérys, Sidel and Italcementi in Italy, as well as Italcementi's foreign subsidiaries in the United States, Morocco, India, Thailand and Egypt.

        Edouard Stern is Vice-President of IRR Capital in the Cayman Islands. He has been a member of the Board of Directors at Rhodia since July 2002 and currently serves on the Strategy Committee. Mr. Stern is also a Director of Seita and of Altadis in Spain.

        Hubertus Sulkowski is a senior partner at the Paris office of Shearman & Sterling. He has been a member of the Board of Directors at Rhodia since October 1999 and currently serves as Chairman of the Risks Advisory Committee.

        Pierre de Weck is an executive officer at Deutsche Bank in Germany. He has been a member of the Board of Directors at Rhodia since April 1998 and currently serves as Chairman of the Compensation and Selection Committee. Prior to working at Deutsche Bank, Mr. de Weck served as an executive office at UBS S.A.

By-laws

        Where the by-laws do not specifically provide otherwise, French corporate law stipulates that the number of directors over 70 years old must not exceed one-third of the total number of directors. Any appointment made in breach of this requirement is null and void. If the number of directors over 70 years old exceeds the one-third limit, the oldest director automatically resigns by operation of law. Rhodia's by-laws do not specify any age of retirement for directors.

        Rhodia's by-laws provide that each director is elected for a term of six years, which may be renewed. Each director must also be a stockholder. Pursuant to Rhodia's by-laws, each of its directors must hold at least 100 of Rhodia's shares. Under French law, a director may be an individual or a legal entity, but the chairman and/or the chief executive officer must be an individual.

        In accordance with French corporate law, Rhodia's directors are elected by the stockholders at an ordinary general meeting of the stockholders and serve until their respective terms expire or until they resign, die or are removed, with or without cause, by the stockholders. None of Rhodia's stockholders have the exclusive right to appoint a member of the board of directors. As provided for in Rhodia's by-laws, vacancies on the board of directors may, under certain conditions, be filled by the board of directors, pending the next ordinary stockholders' meeting, which will be asked to ratify such appointment.

        Rhodia's by-laws, as amended on May 21, 2002, invest the board of directors with all the power conferred upon it by law, specifically (i) to determine the direction of the Company's operation and see to its implementation; (ii) to consider any issue related to the functioning of the Company and make decisions regarding these issues at its meetings, within the limits of the powers specifically granted to the stockholders and the corporate objectives; (iii) to engage in controls and verifications it deems appropriate; (iv) to create committees to examine issues as defined by the board of directors or its chairman as well as to determine the composition and the mission of such committees under the board's authority; and (v) to grant to one of its members or third party, special mandates with one or more objectives, without or without the right to delegate in part or in full.

        Pursuant to Rhodia's by-laws, meetings of the board of directors are convened by the chairman and presided over by the chairman. The chief executive officer or, if the board of directors has not met for more than two months, at least one-third of the members of the board of directors may request the chairman to convene the board of directors on a specific agenda. The directors may be convened by any means, even orally.

        A quorum consists of at least one-half of the members of the board of directors, and decisions are taken by a vote of the majority of members present either in person or represented by other members of the board of directors. To be represented, a director must give a written proxy to another director but a director cannot represent more than one other member at any particular meeting. Members of the board of directors represented by another member at meetings do not count for purposes of determining the existence of a quorum. French corporate law allows directors to participate in board meetings by videoconference if provided for in the by-laws, and such participation will be included in the determination of the relevant quorum and majority, except in relation to certain decisions. Rhodia's by-laws provide for the possibility of participating in a meeting by videoconference. A director may not vote for an arrangement or contract in which he or she is materially interested. In case of a tie, the vote of the chairman will be the deciding vote. Rhodia's board of directors met seven times in 2002.

        French corporate law strictly prohibits loans by the company to a director. Nor may any company provide overdrafts for directors or guarantee any director's obligations. This prohibition also applies to chief executive officers ("directeurs généraux") and specified executive officers

("directeurs généraux délégués"), permanent representatives of companies on the board of directors, spouses and heirs of such persons, and other intermediaries.

        French corporate law requires the chairman of the board, the chief executive officer, any specified executive officers, any directors and any stockholders holding more than 5% of the voting rights and intermediaries thereof who are considering entering into an agreement or arrangement which is not prohibited as set forth above with the Company, either directly or indirectly, personally or through an intermediary, to inform the Company's board of directors before the transaction is consummated. The chairman of the board of directors will inform in turn the Company's auditors. French corporate law requires such an agreement to be authorized by the board of directors and prohibits the director in question from voting on the issue. Any agreement entered into in violation of these requirements may be voided by the Commercial Court at the request of the company or of any stockholder, if such agreement has caused damage to the Company. French corporate law further requires such an agreement to be submitted to an ordinary general stockholders' meeting for approval once entered into, upon presentation of a special report from the Company's auditors.

        In consideration for their services on the board, directors are entitled to receive director's fees ("jetons de présence").The total annual amount of directors' fees is fixed by the stockholders' meeting, but the board determines their allocation among the directors. In addition, remuneration may be granted to directors on a case-by-case basis for special assignments. A director may not vote for his or her own remuneration. The board may also authorize the reimbursement of travel and accommodation expenses as well as other expenses incurred by directors in the corporate interest.

        Under French corporate law, directors elected by Rhodia's stockholders are responsible for violations of French laws and regulations applicable to sociétés anonymes, violation of Rhodia's by-laws, or mismanagement. They may be held liable for such actions both individually and jointly with the other directors.

Chairman of the Board

        The chairman of the board of directors represents the board. He organizes and manages the duties performed by the board and reports to the stockholders' meeting. He is also responsible for the proper functioning of the Company's bodies and ensures that the directors are capable of fulfilling their assignments.

        In the event that the chairman is temporarily indisposed or dies, the board may appoint a director as acting chairman. In the event of temporary indisposition, the said appointment will be made for a limited term and it will be renewable. In the event of death, the appointment will remain until the election of a new chairman. The board sets the chairman's remuneration.

Chief Executive Officer

        The chief executive officer is vested with the broadest powers to act in any circumstance in Rhodia's name, within the limits of its corporate purpose, and subject to the powers expressly conferred by law upon stockholders' meetings and upon the board of directors. The chief executive officer represents Rhodia in dealings with third parties. Rhodia is bound even by acts of the chief executive officer that are not within the scope of the corporate purpose unless Rhodia proves that the third party knew that the act was outside the corporate purpose or that under the circumstances the third party could not have been unaware of this. However, mere publication of the by-laws is not sufficient to constitute such proof. The board may limit the powers of the chief executive officer. However, the limitation of his powers is not binding on third parties.

        The board of directors establishes the duration of the chief executive officer's term. The board sets the chief executive officer's remuneration. The chief executive officer may be removed at any time by the board of directors. In the event this dismissal is not justified, the chief executive officer may claim damages, except if the chief executive officer is also the chairman of the board.

Specified Executive Officers

        At the instigation of the chief executive officer, the board of directors is entitled to appoint up to five specified executive officers, whose role is to assist the chief executive officer.

        The board of directors establishes in accordance with the chief executive officer the duration of the specified executive officers' term and the limit of their powers. The board sets the specified executive officers' remuneration.

        The specified executive officer has the same powers as the chief executive officer in dealing with third parties. At the instigation of the chief executive officer, the specified executive officers may be removed at any time by the board of directors. In the event this dismissal is not justified, the specified executive officer may claim damages. There are currently no specified executive officers.

Board Committees

Accounts Committee

        The board of directors has an accounts committee, comprised of Messrs. Yves René Nanot (chairman), Pierre Lévi and Patrick Langlois. The accounts committee is responsible for ensuring that necessary and appropriate procedures are put in place to identify and manage risk. The accounts committee is also responsible for the examination of Rhodia's financial reporting, the implementation and respect of internal procedures, among which the Group compliance policy controls the implementation of the recommendations of Rhodia's independent auditors and examines the organization, functioning and actions of the internal auditors. The relationship between the accounts committee and the risks advisory committee shall be assured by shared meetings and by the participation of Yves René Nanot in both committees. The accounts committee met two times in 2002 (with an average attendance rate of 60%).

Risks Advisory Committee

        The board of directors has a risks advisory committee, comprised of Messrs. Hubertus Sulkowski (Chairman), Walter Cirillo and Yves René Nanot. The risks advisory committee is responsible for the oversight of the ensemble of procedures designed to improve the prevention and control of all the different types of risk Rhodia may face in its activities. It assures that all guidelines for ethical conduct are understood and applied; that internal and external auditing practices assess Rhodia's full compliance to such guidelines; and that insurance measures have been optimized within this framework. Created in October 2002, the risks advisory committee met one time in 2002 (with full attendance).

Compensation and Selection Committee

        The board of directors also has a compensation and selection committee, comprised of Messrs. Pierre de Weck (chairman), Jean-Marc Bruel and Pierre Letzelter, which is responsible for proposing to the board employee stock plans, the salaries and incentives of Rhodia's officers and key personnel, capital increase transactions directed exclusively at employees, as well as nominees for top management posts. It is equally responsible for presenting nominees for top management posts, delineating their independence and selecting the members of the committees. The compensation and selection committee met five times in 2002 (with an average attendance rate of 80%).

Strategy Committee

        In addition, the board of directors has a strategy committee, comprised of Messrs. Klaus Mangold (chairman), Jean-Marc Bruel and Edouard Stern, which is responsible for advising the board of directors with regard to contemplated external growth opportunities, asset disposals or major alliances proposed by the office of the president. Meeting are open to attendance by other members of the board of directors. Created in September 2002, the strategy committee met four times in 2002 (with an average attendance rate of 87.5%).

Compliance Policy

        Since its initial public offering in June 1998, Rhodia has maintained a policy of anticipating and integrating public and private regulatory initiatives into its corporate governance. In February 2000, Rhodia decided to formalize certain guidelines of procedure. These guidelines, published as Rhodia's compliance policy, defined the principles that all employees must apply on the job, namely with regard to the respect of free competition, buying and selling shares, and protecting confidential information.

Board of Directors Internal Rules

        Since June 2000, Rhodia's Board of Directors has operated according to Rhodia's Board internal rules. Neither a replacement of French law nor Rhodia's by-laws, the internal rules is an internal document that defines the composition, role and powers of the board of directors and its accounts committee. These rules are aimed at optimizing the efficiency of meetings and discussions. The internal rules are also geared at taking precautionary measures and maintaining confidentiality. In addition, the internal rules require directors to delay the purchase or sale of shares until 45 days after Rhodia officially publishes its quarterly or yearly results.

        To conform with recent legal developments regarding corporate governance, the board of directors revised the internal rules on December 17, 2002, incorporating recommendations from the Report of the Corporate Governance Committee, chaired by Daniel Bouton (dated September 2002), and provisions of the Sarbanes-Oxley Act of 2002.

Executive Officers

        The table below sets forth, as of the date hereof, the names and ages of Rhodia's executive officers, and their current positions with Rhodia. These executive officers are all members of the executive committee, which is Rhodia's principal management body. The executive committee defines and executes at its regular monthly meetings Rhodia's global orientations established by the board of directors and office of the president and makes key decisions with respect to strategy, human resources, legal finance, international development, environment and safety, and corporate communications.

Compensation

        The aggregate amount of compensation paid to the directors and executive officers of Rhodia as a group (15 persons total in 2002) for services in all capacities in respect of the 2002 fiscal year was EUR 7,038,260.

        The aggregate amount set aside or accrued by Rhodia to provide pension, retirement or similar benefits for the same executive officers as a group in respect of the 2002 fiscal year was EUR 617,073.

        The compensation of Rhodia's officers and key personnel is proposed by the Compensation and Selection Committee of the board of directors. Such aggregate amount of compensation includes approximately EUR 432,360 in Rhodia directors' fees and a further EUR 239,182 in directors' fees for other companies within the Rhodia group.

        The table below sets forth the total compensation and benefits paid in fiscal year 2002 by Rhodia and companies in which it exercises control, in accordance with the provisions of article L 225-102-1 of the French Commercial Code.

	At December 31, 2002
	(EUR)
Current Directors
Jean-Pierre Tirouflet	938,527	(2)(3)
Jean-Marc Bruel	16,612	(1)
Walter Cirillo	289,224	(2)(3)
Pierre-Gilles de Gennes	0	(3)
Patrick Langlois	20,412	(1)
Patrick Letzelter	16,612	(1)
Pierre Lévi	47,850	(1)
Klaus Mangold	41,850	(1)
Yves René Nanot	24,212	(1)
Edouard Stern	17,412	(1)
Hubertus Sulkowski	50,000	(1)
Pierre de Weck	50,000	(1)
Former Directors (Resignation Date)	(EUR)
Thierry Breton (September 24, 2002)	33,450	(1)
Jean-René Fourtou (October 25, 2002)	37,250	(1)
Igor Landau (October 25, 2002)	26,650	(1)
Aimery Langlois-Meurinne (June 14, 2002)	25,025	(1)
Thierry de Rudder (June 13, 2002)	25,025	(1)

(1)
Director's fees for meeting of the Board of Directors and its committees.

(2)
Gross amount paid (excluding fees paid by employer).

(3)
Not compensated for services as director.

        Except as set forth above, the Company's affiliated directors are not compensated for their services as directors. The Company's directors are eligible to receive an annual fee plus fees for attendance at meetings of the board of directors and for attendance at committee meetings. The board of directors of Rhodia has decided to limit the maximum amount of fees payable to each director for his services to EUR 50,000 per year.

        Senior management has entered into agreements with Rhodia that provide for payment of up to three years of salary in the event of termination or substantial reduction of responsibility following a change of control of Rhodia.

        As part of Rhodia's strategy to reinforce a result-oriented management approach, each member of senior management has been required to invest one year's salary in Rhodia shares. In addition, management salaries are composed of fixed and variable portions, with amounts payable under the variable portion to be determined on the basis of achievement of semi-annual performance objectives, except for the chairman and chief executive officer, whose objectives are set annually by the board of directors upon proposal of the Human Resources and Organization Committee.

Employee and Director Share Ownership

Director and Executive Share Ownership

        The table below lists, to the best of Rhodia's knowledge, the total number of shares owned by the members of Rhodia's board of directors and by the Executive Committee (as a group) as of December 31, 2002.

	At December 31, 2002
	Shares	Percent of class
Identity of person or group
Jean-Pierre Tirouflet	86,953	*
Jean-Marc Bruel	7,967	*
Walter Cirillo	5,000	*
Pierre-Gilles de Gennes	100	*
Patrick Langlois	8,832	*
Pierre Letzelter	400	*
Klaus Mangold	100	*
Pierre Levi	14,560	*
Yves René Nanot	3,000	*
Edouard Stern	1,000	*
Hubertus Sulkowski	100	*
Pierre de Weck	100	*
Members of the Executive Committee (15 persons, including Mr. Tirouflet)	274,323

(*)
Less than 1.0%.

        Rhodia does not report the individual shareholdings of Executive Committee members. The individual amount held by any member of this group is less than 1% of Rhodia's share capital, including any shares held indirectly.

Options

        Pursuant to a resolution adopted by the stockholders on April 18, 2000 and May 21, 2002, the board of directors was authorized to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of 7,330,000 ordinary shares at an exercise price of no less than 95% of the average opening price per share for the 20 trading days preceding the date of the grant. Management expects that the options granted under each plan will be exercisable at any time or from time to time beginning three years and ending up to twelve years after their respective dates of grant.

        Under the March 16, 2001 and March 2002 plan, the board of directors granted options to acquire a maximum of 2,580,267 shares at an exercise price of EUR 15.70. On March 20, 2002, the board of directors granted options to acquire a maximum of 3,000,000 shares at an exercise price of EUR 12.04. Options granted under the June 24, 1998 and the February 23, 1999 plans, became exercisable for non-French resident beneficiaries respectively on June 24, 2001 and February 23, 2002. Options granted to French resident beneficiaries under such plans and options granted to all beneficiaries under the other plans are not currently exercisable. For the number of options held by members of Rhodia's Executive Committee, see "—Compensation" above, and for a more detailed discussion of Rhodia's share option plan, see Note 27 to the Consolidated Financial Statements.

        The Board of Directors' meeting of March 16, 2001 granted 300,000 stock subscription options to Jean-Pierre Tirouflet as Chairman and CEO of the Company. The exercise price of these options, which are exercisable for a period of eight years effective March 16, 2005, was set by the Board at EUR 15.70 in accordance with the authorization of the annual stockholders' meeting of April 18, 2000. No options were exercised during 2001. At the same Board meeting, an aggregate 580,000 stock subscription options were also granted by the Board of Directors to the ten top managers other than officers, who received the largest individual number of total options granted. The exercise price of these options was set at EUR 15.70. No options were exercised by the beneficiaries during 2002.

        The general shareholders' meeting held on May 21, 2002, cancelled the April 18, 2000 authorization for the non-used part and authorized the board to grant to certain salaried employees and executive officers of Rhodia options to subscribe or to purchase up to an aggregate of six million shares at an exercise price of no less than 95% of the average price per share for the 20 trading days preceding the date of grant. As of the date hereof, no options have been granted to employees pursuant to this authorization.

        The table below sets forth certain information relating to Rhodia's share subscription plans.

Stock Option Plans	1998(2)	1998/1999	1999/2000	2000	Special ChiRex Allotment		2001		2002(6)
Date of Shareholders' meeting approval	05/13/1998	05/13/1998	05/13/1998	05/13/1998	04/18/2000		04/18/2000		04/18/2000
Date of grant, as set by the Board of Directors	06/24/1998	02/23/1999	02/23/1999	03/30/2000	09/27/2000		03/16/2001		03/20/2002
Number of options outstanding	17,810	1,486,700	1,096,005	1,906,275	150,000		2,457,347		1,985,125
Number of participants (at December 31, 2002)	15	361	360	526	3		787		564
Options granted(1)	1,600,000	1,580,000	1,200,000	2,100,000	150,000		2,580,267		2,000,000
Exercise price	EUR 21.34	EUR 15	EUR 15	EUR 17.14	EUR 16.26		EUR 15.70		EUR 12.04	(5)
Discount compared to the reference price	None	None	None	None	None		None		None
Maximum term (years)	10 yrs	10 yrs	10 yrs	10 yrs	10 yrs		12 yrs		12 yrs
Exercise period for French tax residents	5 yrs from 6/24/03	5 yrs from 2/23/04	5 yrs from 2/23/04	5 yrs from 3/30/05	—		8 yrs from 3/16/05	(3)	8 yrs from 3/20/06	(3)
Exercise period for Non-French tax residents	7 yrs from 6/24/01	7 yrs from 2/23/02	7 yrs from 3/1/02	7 yrs from 3/30/03	7 yrs from 09/27/03	(4)	9 yrs from 3/16/04		9 yrs from 3/20/05
Total number of exercised options as of 12/31/2002	0	0	0	0	0		0		0

(1)
Corresponds to the maximum number of options which can be granted. Each option gives the right to subscribe to one Rhodia share.

(2)
Rhodia proposed to holders of options of the 1998 Plan to exchange their existing options for options created under the February 1999 Plan, at a rate of four existing options for three of the new ones. In order to carry out this exchange, the holders of the existing options had to fully renounce the right to exercise the existing options, in writing, before March 31, 1999. For this reason, of the 1,597,000 options initially granted in 1998, there were 19,010 options remaining at December 31, 1999.

(3)
The Law of May 15, 2001 relating to new economic regulations modified the lock-up period applicable to the participants with tax residency in France. This period is now four years and no longer five.

(4)
As the participants in the ChiRex allotment of 2001 are exclusively foreign tax residents, their options may be exercised in the third year following their grant.

(5)
This exercise price, which was originally set at EUR 10.81, was adjusted up to EUR 12.04 by the Board of Directors on May 21, 2002.

(6)
Simultaneous with this plan, the Board of Directors decided to create a second plan which would grant 1,000,000 options to 123 participants. These options lapsed due to non-achieved exercise conditions.

        In the course of 2002, Rhodia granted options to subscriber to 150,000 shares to Jean-Pierre Tirouflet, as Chairman and Chief Financial Officer of Rhodia. In addition, Rhodia granted options to subscribe to 15,000 shares to Walter Cirillo, as Director of the Latin America Zone.

        The table below sets forth the number of options granted, the names and positions of the ten wage-earners of Rhodia and other group companies who received the most options in 2002.

Name	Position	Number of Options
Gilles Auffret	President and Chief Operating Officer	60,000
Laurent Schmitt	President of Rhodia Technical Fibers	50,000
Jean-Claude Bravard	Group Executive Vice President, Science, Innovation and Technology	49,500
Jean-Julien Baronnet	Group Executive Vice President, Commercial and Marketing	46,500
Bernard Chambon	Director of Human Resources	46,500
Michel Ybert	President of the Consumer Specialties Division	45,000
Yves Brissy	General Counsel	37,500
Pierre Prot	Chief Financial Officer	37,500
Jean-Pierre Clamadieu	President of the Fine Organics Division	34,500
Jacques Becuwe	President of the Industrial Specialties Division	31,500

INDEX TO FINANCIAL STATEMENTS

        The following Consolidated Financial Statements are included as part of this report.

RHODIA

Statutory Auditors' Report
on the Consolidated Financial Statements
for the year ended December 31, 2002

(Translated from French into English—This version of the report is a translation from the original, which was prepared in French. In all matters of interpretation of information, views or opinions expressed therein, the original language version of the report takes precedence over this translation.)

To the shareholders,

Dear Sirs,

        In compliance with the assignment entrusted to us by your Annual General Meeting, we have audited the accompanying consolidated financial statements of Rhodia, expressed in millions of euros for the year ended December 31, 2002.

        These consolidated financial statements have been approved the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

        We conducted our audit in accordance with international generally accepted professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements give a true and fair view of Rhodia and its subsidiaries' financial position, assets and liabilities and results of operations for the year then ended.

        Without qualifying our opinion, we draw attention to note 4 to the consolidated financial statements which discloses the methodology and the assumptions used to test the carrying value of goodwill.

        We have also reviewed the information given in the Group's management report. We have no comments as to its fair presentation and its conformity with the consolidated financial statements.

April 4, 2003

Statutory Auditors

Coopers & Lybrand Audit Membre de PricewaterhouseCoopers	RSM Salustro Reydel
Pierre Riou	Patrick Iweins

RHODIA GROUP

CONSOLIDATED BALANCE SHEETS

December 31,

(In millions of EUR)

	Note	2002	2001	2000
Assets
Goodwill	4	1,186	1,354	1,404
Other intangible assets	5	177	206	180
Tangible assets	6	2,743	3,561	3,759
Investments and other assets:
Deposits and long-term receivables		120	98	103
Investments accounted for by the equity method	7	172	238	269
Investments at cost	8	67	75	112
Deferred charges and other assets	9	841	584	397

Total long-term assets		5,306	6,116	6,224

Inventories	10	835	1,044	1,185
Accounts receivable	11	378	524	819
Other current assets	12	917	916	1,079
Marketable securities	14	108	180	94
Cash and cash equivalents		143	233	165

Total current assets		2,381	2,897	3,342

Total Assets		7,687	9,013	9,566

The accompanying notes are an integral part of the Consolidated Financial Statements.

	Note	2002	2001	2000
Liabilities and Stockholders' Equity
Common stock; par value EUR 1 in 2002, EUR 15 in 2001 and 2000; 179,309,188 shares issued in 2002, 2001 and 2000		179	2,690	2,690
Additional paid-in capital		2,514	3	3
Retained earnings/(deficit)		(418)	(374)	(74)
Cumulative translation adjustment		(440)	(52)	(26)

Total stockholders' equity	15	1,835	2,267	2,593
Minority interests	16	23	84	87

Total stockholders' equity and minority interests		1,858	2,351	2,680
Reserves for pensions, deferred income taxes and other costs in excess of one year	17	1,233	1,239	1,149
Other long-term liabilities		141	149	57
Long-term debt	18	1,739	1,949	2,077
Short-term borrowings and current portion of long-term debt	18	645	1,036	1,248
Accounts payable		948	885	1,123
Short-term reserves for pensions, deferred income taxes and other costs	17	301	474	332
Other current liabilities	19	822	930	900

Total current liabilities		2,716	3,325	3,603

Total Liabilities and Stockholders' Equity		7,687	9,013	9,566

Commitments and contingencies (see Note 23)

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31,

(In millions of EUR)

	Note	2002	2001	2000
Net sales		6,617	7,279	7,419

Production costs and expenses		(4,489)	(5,166)	(5,053)
Administrative and selling expenses		(1,104)	(1,120)	(1,138)
Research and development expenses	25	(201)	(197)	(194)
Depreciation and amortization		(447)	(542)	(492)
Restructuring and environmental costs		(25)	(163)	(14)

Operating income		351	91	528
Financial expense—net	20	(123)	(186)	(177)
Other income/(expense)—net	21	(72)	(108)	(7)

Income/(loss) of consolidated subsidiaries before income taxes		156	(203)	344
Income taxes	22	(66)	86	(95)

Income/(loss) of consolidated subsidiaries		90	(117)	249
Equity in earnings/(losses) of affiliated companies		(38)	(16)	8
Amortization of goodwill		(47)	(75)	(32)

Income/(loss)		5	(208)	225
Minority interests		(9)	(5)	(9)

Net income/(loss)		(4)	(213)	216

Earnings/(loss) per share (in EUR)
• Basic		(0.02)	(1.19)	1.23
Average shares outstanding		178,765,518	179,103,640	175,843,305

• Diluted		(0.02)	(1.19)	1.23
Average shares after dilution		178,765,518	179,103,640	176,351,932

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31,

(In millions of EUR)

	Common stock (note 15a)	Additional paid-in capital (note 15a)	Retained earnings/ (deficit) (note 15c)	Net income/ (loss)	Cumulative translation adjustment (note 15d)	Total Stockholders' Equity (note 15)
Balance, December 31, 1999	2,621	3	(462)	227	1	2,390

Allocation to retained earnings			227	(227)		—
Dividends paid			(70)			(70)
Net income				216		216
Treasury stock transactions			16			16
Translation			(1)		(27)	(28)
Capital increase	69					69

Balance, December 31, 2000	2,690	3	(290)	216	(26)	2,593

Allocation to retained earnings			216	(216)		—
Dividends paid			(85)			(85)
Net loss				(213)		(213)
Treasury stock transactions			—			—
Translation			(2)		(26)	(28)

Balance, December 31, 2001	2,690	3	(161)	(213)	(52)	2,267

Allocation to retained earnings			(213)	213		—
Dividends paid			(21)			(21)
Net loss				(4)		(4)
Reclassification	(1)	1				—
Treasury stock transactions			(10)			(10)
Translation			(9)		(388)	(397)
Reduction in par value of common stock from EUR 15 to EUR 1	(2,510)	2,510				—

Balance, December 31, 2002	179	2,514	(414)	(4)	(440)	1,835

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

CONSOLIDATED CASH FLOW STATEMENTS

Years ended December 31,

(In millions of EUR)

	2002	2001	2000
Net income/(loss)	(4)	(213)	216

Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interests	9	5	9
Depreciation and amortization of assets and changes in other reserves	415	750	515
Equity in (earnings)/losses of affiliated companies	42	41	(4)
Dividends received from affiliated companies	3	21	16
Net (gains)/losses from disposals of assets	35	(15)	(13)
Other (gains)/losses from operating activities	36	(184)	(9)
Change in working capital:
(Increase)/decrease in inventories	14	123	(82)
(Increase)/decrease in accounts receivable	(19)	219	272
Increase/(decrease) in accounts payable	204	(185)	240
Increase/(decrease) in other operating assets and liabilities	(229)	114	(158)

Net cash provided by operating activities	506	676	1,002

Additions to property, plant and equipment	(374)	(483)	(503)
Other capital investments	(52)	(102)	(138)
Acquisition of Albright & Wilson and Chirex	—	—	(1,383)
Proceeds from disposals of assets	363	500	124
(Increase)/decrease in loans and short-term investments	3	(69)	(149)

Net cash used for investing activities	(60)	(154)	(2,049)

Capital increase	—	6	63
Dividends paid to Rhodia shareholders	(21)	(85)	(70)
Share (purchases)/sales	(15)	—	16
New long-term borrowings	3,156	1,927	2,222
Repayments of long-term borrowings	(3,424)	(1,770)	(1,697)
Increase/(decrease) in short-term borrowings	(194)	(535)	479

Net cash provided/(used) by financing activities	(498)	(457)	1,013

Net effect of exchange rate changes on cash	(38)	3	5

Increase/(decrease) in cash and cash equivalents	(90)	68	(29)
Cash and cash equivalents at beginning of year	233	165	194

Cash and cash equivalents at end of year	143	233	165

The accompanying notes are an integral part of the Consolidated Financial Statements.

RHODIA GROUP

INDEX TO NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31,

RHODIA GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in EUR millions, unless otherwise stated)

1.    ACCOUNTING POLICIES

        The consolidated financial statements of Rhodia are prepared in accordance with rule no 99-02 issued by the Comité de la Réglementation Comptable (CRC) relating to the consolidated financial statements of commercial societies and public companies. Rule no 00-06, issued by the CRC in January 2002, which defines how companies account for liabilities, has been applied by Rhodia since January 1, 2000. The accounting policy disclosed in note 1p) differs from French GAAP. However, this policy has no material effect on Rhodia's consolidated financial statements.

(a)  Consolidation policies

        The consolidation is prepared from the accounts as of December 31.

        Rhodia's consolidated financial statements include the accounts of its significant majority-owned subsidiaries (more than 50%). Minority investments in companies where Rhodia's interest is more than 20% are accounted for under the equity method. This method is also applied to 50%-owned joint ventures operationally managed by the other partner (see note 7).

        All significant intercompany transactions are eliminated.

        The results of companies acquired are included from their respective date of acquisition. The results of companies sold are included until their respective date of sale.

(b)  Translation of foreign currencies

        For countries other than those with high inflation:

  •
  transactions in foreign currencies are translated using the exchange rate in effect at the time of the transaction or the hedging rate, if any;

  •
  assets and liabilities denominated in foreign currencies, which are not specifically hedged, are translated using exchange rates in effect at the balance sheet dates; exchange differences arising from foreign currency transactions are included in the statement of operations. However, exchange differences arising from intercompany transactions of a long-term nature, which are considered part of Rhodia's net investment, are accounted for net of tax as a separate component of stockholders' equity (cumulative translation adjustment); exchange differences from hedges of foreign currency commitments are deferred and accounted for as part of the hedged transaction;

  •
  financial statements expressed in foreign currency are translated as follows:

  •
  statements of operations of foreign consolidated companies are translated at average exchange rates for the year;

  •
  balance sheets of foreign consolidated companies are translated at the end of year exchange rate, with the exception of equity accounts which are translated at historical rates;

  •
  gains or losses arising from the translation of the financial statements of foreign consolidated companies are accounted for directly in stockholders' equity (cumulative translation adjustment);

        For countries with high inflation:

  •
  non-monetary assets recorded at original cost, such as fixed assets, investments and inventories with a carrying value equal to cost, are translated at historical rates, as are related amounts in the statement of operations;

  •
  gains and losses arising from the translation of financial statements of consolidated companies are included in the statement of operations under the heading "Other income/(expense)—net" (note 21).

(c)  Goodwill

        Goodwill represents the excess of the acquisition cost over the fair value assets of businesses acquired on the date of the transaction. Goodwill is amortized on a straight-line basis over a period of not more than forty years, except in specific cases for which a shorter period would be justified.

(d)  Other intangible assets

        Other intangible assets, consisting principally of patents, trademarks and software, are carried at cost, including capitalized interest, and are amortized on a straight-line basis over their estimated useful lives. For patents and trademarks this period is generally twenty-five years and for software from three to five years.

(e)  Tangible assets

        Land, buildings and equipment are carried at cost, including capitalized interest. Depreciation is calculated on a straight-line basis over the estimated useful lives of the assets.

        The principal useful lives employed are:

—Buildings	10–40 years
—Plant and equipment:
—Machinery and equipment	5–15 years
—Other equipment	3–15 years
—Vehicles	4–20 years
—Furniture	10–15 years

        Assets leased under a long-term contract or other arrangement that transfers substantially all of the benefits and risks of ownership to Rhodia are capitalized based on their fair market value and depreciated as described above, and a corresponding financial debt is recorded.

(f)    Asset impairment tests

        Goodwill:

        For each enterprise of Rhodia, which corresponds to a reporting unit, Rhodia annually compares the net book value of the assets and liabilities that are associated with the enterprise, including goodwill, with the fair value of the enterprise, which corresponds to the discounted cash flows of the enterprise, in the absence of an active market. Rhodia updates this comparison whenever events or circumstances indicate that the net book value of goodwill may not be recoverable. The methodology of valuing the reporting units is described in note 4. When the market value is less than the book value, the market value of all assets relative to the enterprise is taken into account in determining the amount of the accelerated amortization of goodwill.

        Other long-lived assets:

        The book values of other long-lived assets are reviewed whenever events or circumstances indicate that the future cash flows of these assets may not support their carrying value. Rhodia compares the net book values of these assets with the undiscounted future cash flows. When this comparison indicates that accelerated depreciation must be recorded, the amount recorded is the difference between the net book value and the discounted future cash flows.

(g)  Research and development expenses

        Research and development expenses are recorded net of subsidies and are expensed as incurred.

(h)  Investments at cost

        Other investments are carried at the lower of cost or net realizable value; such net realizable value being assessed on the basis of the equity of the entity, forecasts and earnings projections and share price.

(i)    Inventories

        Inventories are stated at the lower of average cost or net realizable value. Due to the rate of inventory turnover, average cost approximates current cost.

(j)    Investments in debt and equity securities and short-term deposits

        Investments in debt and equity securities are stated at quoted market value (if publicly traded) or at the lower of cost or net realizable value (if not publicly traded). Net realizable value is determined by reference to various criteria, including net equity and future financial results of the related company. Short-term deposits are stated at the lower of cost or market.

(k)  Deferred income taxes

        Deferred income taxes are determined at the level of each tax entity. Deferred income taxes are recorded based on the differences between the tax bases of assets and liabilities and their carrying values for financial reporting purposes. Tax rates applicable to future periods are used to calculate year-end deferred income tax amounts. Any non-recoverable withholding taxes on undistributed earnings of consolidated companies are also recorded.

        Deferred tax assets resulting from net operating losses and deductible temporary differences are systematically recognized. A valuation allowance is also recorded when their future realization is not likely.

(l)    Pension, retirement and other post-employment obligations

        Rhodia accounts for commitments with respect to pension, retirement and other post-employment obligations based on the "projected unit credit method" including assumptions for discount rates, expected long-term rates of return on plan assets and rates of increase in compensation levels which vary from country to country. Rhodia funds its obligations through pension fund assets or, if not funded, records its obligations through balance sheet accruals, net of unrecognized net gains or losses. The unrecognized gains or losses are amortized over the remaining service lives of active employees for the portion in excess of 10% of the total projected benefit obligation.

(m) Financial instruments

        Rhodia uses various financial instruments to manage its exposure to interest rate and currency risks. Generally, these instruments are valued on a mark-to-market basis with gains or losses recorded in the statement of operations. In the case of effective hedges of specific assets or liabilities, the exchange gains or losses are included in the measurement of the related transaction. In the case of hedging the net investment of a foreign subsidiary, the revaluation of the investment is recorded in cumulative translation adjustments, net of tax.

(n)  Environmental and product liabilities

        Rhodia recognizes losses and accrues liabilities relating to environmental and product liability matters if available information indicates that the event of loss is probable and can reasonably be estimated. With respect to environmental liabilities, Rhodia estimates losses on a case by case basis using available information. With respect to product liabilities, Rhodia estimates losses on the basis of current facts and circumstances, prior experience with similar matters, the number of claims and the anticipated cost of administering, defending and (in some cases), settling such claims. If an event of loss is reasonably possible but cannot be reasonably estimated, Rhodia provides appropriate disclosure in note 23a to its consolidated financial statements if such contingency is material. Rhodia records anticipated recoveries from third parties as an asset only when realization is deemed probable.

(o)  Cash and cash equivalents in the Consolidated Statements of Cash Flows

        "Cash and cash equivalents" include the following items: cash on hand, cash in banks, and short-term investments with original maturity of less than three months. The market value of these items is similar to their book value due to their very short-term maturity.

(p)  Stock options

        Stock option and stock purchase plans are accounted for in accordance with the intrinsic value method. This method consists of measuring compensation expense based on the difference between the market value and exercise price of the options at the grant (measurement) date. The effect on net income that would have resulted from the use of the fair value approach is disclosed in note 27b.

(q)  Sales of accounts receivables

        Transfers of accounts receivables are accounted for as sales when the transferred assets have been isolated from Rhodia and are beyond the reach of its creditors, when each transferee obtains the right, free of conditions that constrain it from taking advantage of that right, to pledge or exchange the transferred assets, and when Rhodia does not maintain effective control over the transferred assets. Residual interests are recorded at fair value.

(r)  Special purpose entities

        In the management of its operations, if the need arises, Rhodia may use and own shares of special purpose entities, especially in connection with the sales of accounts receivables. Consolidation of these entities is not required since they meet the specific criteria for non-consolidation.

(s)  Estimates and assumptions

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosures of contingent assets and liabilities. Actual amounts could differ from these estimates.

(t)    Revenue recognition

        Rhodia's policy is to recognize revenue upon transfer of title and risks of loss, and when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the customer's price is fixed or determinable, and collectibility is reasonably assured. Revenue for services are recognized when services are performed.

(u)  Earnings per share

        Basic earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, net of shares held by Rhodia. Diluted earnings per share are computed by dividing net earnings by the average number of shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the dilutive potential common shares (corresponding primarily to stock subscription options) had been issued. Dilutive potential common shares are determined by calculating the number of common shares that could be purchased on the open market using the funds obtained from the exercise of stock subscription options.

(v)  Operating income

        Operating income consists of revenues and expenses resulting from operations. It excludes income and expenses related to investments, to financing or tax strategies and to disposals of activities.

(w)  Treasury stock

        Rhodia S.A. has been authorized by the general stockholders' meeting to trade in Rhodia's shares on the open market. The costs of acquiring any shares under these stockholder authorizations that are not intended to be used for a specific purpose are deducted from stockholders' equity. If these shares are subsequently sold on the open market, the gain or loss is credited or charged to stockholders' equity. Any shares purchased under these stockholder authorizations that are intended to be used for a specific purpose, or to maintain the share market price, or for distribution to employees are recorded as an asset.

2.    COMPARABILITY AND EVOLUTION OF CONSOLIDATION SCOPE

2.1. Comparability

2.1.1.  Accounting principles

        Rhodia, after taking into account the quotation of its shares on the Paris and New York stock exchanges, and the divergence between French GAAP and U.S. GAAP, particularly relating to the accounting for the amortization of goodwill, has reclassified Amortization of goodwill below Operating income in accordance with regulation no 99-02.

        Accordingly, the Operating income for 2001 and 2000 reflects a reclassification of EUR 75 million and EUR 32 million, respectively.

        In addition, in order to reflect the net results of affiliated companies, Rhodia has reclassified the income tax provision relating to the associated companies from Income taxes to Equity in earnings/(losses) of affiliated companies.

        Accordingly, Income taxes and Equity in earnings/(losses) of affiliated companies for 2001 and 2000 reflect a reclassification of EUR (8) million and EUR 9 million, respectively.

        Goodwill and Other intangible assets are now shown separately on Rhodia's balance sheet. Certain intangible assets at December 31, 2001 and 2000 of EUR 52 million and EUR 54 million, respectively, that were previously recorded as "Deferred charges and other assets" have been reclassified to "Other intangible assets". Also, the negative equity of affiliated companies of EUR 54 million and EUR 53 million, respectively, at December 31, 2001 and 2000 that was previously recorded as a reduction of the balance sheet item "Investments accounted for by the equity method" has been reclassified to "Reserves for pensions, deferred income taxes and other costs in excess of one year".

2.1.2.  Comparative information

        No significant acquisitions or disposals occurred in 2002; therefore, no pro forma accounts are presented.

2.2. Evolution

Significant divestments in 2002

        During 2002, in line with Rhodia's previously announced objective to divest non-strategic businesses, the following businesses were divested:

  •
  In April 2002, the polyvinyl acetate business and acetic acid derivatives activities were sold to Acetex Corporation

  •
  In July 2002, the Teris joint venture was sold to Sita, and the Latexia joint venture and certain paper latex production assets were sold to Raisio. Teris was a venture that specialized in processing hazardous industrial waste, and Latexia was a venture that specialized in producing and marketing latex for the paper industry

  •
  In August 2002, the Kermel entity (meta-aramid technical fibers) was sold through a management buy-out led by Argos Soditic

  •
  In October 2002, the Rhodia-Ster entity (polyester) in Brazil was sold to Groppo Mossi & Ghisolfi

  •
  In December 2002, the industrial and commercial activities in Europe relating to basic chemicals (including phenol, hydrochloric acid and soda ash) was sold to Bain Capital, and the brewing and enzymes businesses in France and the United Kingdom were sold to Genecor

        Net sales of these businesses in 2002, 2001 and 2000 were EUR 556 million, EUR 725 million and EUR 772 million, respectively.

Significant divestments in 2001

        In April 2001, the European surfactants businesses of Albright & Wilson's (A&W) (research, manufacturing and marketing) were sold to Huntsman International LLC.

        In June 2001, the Empicryl lubricant additives businesses of A&W were sold to Group Degussa AG. Empicryl, which is used in the lubricants industry to improve viscosity, was manufactured at Whitehaven.

        Net sales of A&W's European surfactants and Empicryl lubricant additives businesses for the period April 1, 2000 to December 31, 2000 were EUR 339 million.

Significant acquisitions in 2000

        In March 2000, Rhodia acquired Albright & Wilson which has a global presence in phosphates, phosphorus byproducts and surfactants. A&W has been fully consolidated in Rhodia's financial statements from April 1, 2000. Total cost of acquisition was EUR 925 million, including transaction expenses. Goodwill of EUR 596 million is being amortized on a straight-line basis over 35 years.

        In September 2000, Rhodia acquired Chirex Inc. (Chirex). Chirex has been fully consolidated in Rhodia's financial statements from October 1, 2000. Chirex provides high technological services to the pharmaceutical industry: contract research and development and outsourced manufacturing of active ingredients. Chirex was acquired for a total cost of EUR 569 million, including transaction expenses, and has been consolidated based on the fair values of the assets acquired and liabilities assumed. Goodwill of EUR 461 million is being amortized on a straight-line basis over 30 years. The increase between the provisional and final goodwill of EUR 19 million is principally due to an adjustment of the fair value of net assets acquired.

3.    TRANSACTIONS WITH AVENTIS GROUP

(a)  Operational, administrative and financial transactions

        As of December 31, 2002, 2001 and 2000, Aventis held 25.2% of Rhodia's capital. Up until October 15, 1999, Rhodia was controlled by Aventis. After Rhodia's independence, operational, administrative and financial transactions are still carried out between these two groups. These transactions are not significant. All of these transactions are conducted at similar conditions to market.

(b)  Other transaction

        In accordance with the Environmental Indemnification Agreement with Aventis (note 23a), Rhodia recorded a receivable from Aventis of EUR 35 million as of December 31, 2001. In 2002, an additional EUR 3 million was recorded and EUR 26 million was collected.

4.    GOODWILL

	2002			2001
	Gross value	Amortization	Net book value	Net book value
Balance, January 1	2,287	(933)	1,354	1,404
Additions/(reductions) to goodwill	20	(7)	13	(17)
Goodwill amortization	—	(47)	(47)	(75)
Translation	(267)	133	(134)	42

Balance, December 31	2,040	(854)	1,186	1,354

Net goodwill as of December 31 relates to the following acquisitions:

	2002	2001
A&W	503	557
Chirex	354	432
RTZ	53	61
Stauffer Chemicals Inc	115	141
Kofran	33	34
Other	128	129

Total	1,186	1,354

        In accordance with note 1f), asset impairment tests were performed for each enterprise of Rhodia.

        The methodology used consists of the development of discounted cash flows, using the following principal assumptions:

  •
  Development by management of medium-term plans for five years

  •
  Discounting the net cash flows from these plans for each reporting unit based on Rhodia's weighted average cost of capital (WACC) for each reporting unit, which is 6.5% (net of tax) for Rhodia, and adjusted, if needed, for the risks associated with the reporting unit.

  •
  Determination of a terminal value by capitalizing the last cash flow of the plan by the difference between the WACC and the long-term growth rate estimated for each reporting unit. This terminal value is then discounted using the WACC of each reporting unit.

        The enterprise value determined as of December 31, 2002 for the Chirex reporting unit confirms that the goodwill is recoverable. However, this reporting unit, which experienced operating losses in 2001 and 2002, is still in a development phase. Therefore, its forecasts are characterized by a level of uncertainty that will necessitate regular assessments that the assumptions made in the fourth quarter of 2002, which are summarized below, are realized:

  •
  The cash flow forecasts reflect operating losses for 2003 and 2004 principally because of the delayed launching of new drugs that Chirex expects to produce. However, Rhodia is still confident that the performance for 2006 and 2007 will approximate its initial strategic plan

  •
  The discount rate used was 8.5%, which takes into account the higher volatility of the pharmaceutical sector when compared with the specialty chemicals sector in which Rhodia is involved

  •
  The assumed long-term growth rate was 5%, as the average perspective for growth of the pharmaceuticals market is 8% to 10% per year, but could fall to 5% to 7% as anticipated for 2003.

        Considering all these above assumptions, the terminal value represents essentially the total enterprise value of the Chirex reporting unit.

5.    OTHER INTANGIBLE ASSETS

        Other intangible assets consist of the following as of December 31:

	2002			2001
	Gross value	Amortization	Net book value	Net book value(1)
Patents and trademarks	101	(63)	38	59
Software	260	(165)	95	98
Other	80	(36)	44	49

Total	441	(264)	177	206

(1)
Accumulated amortization as of December 31, 2001 was EUR 270 million.

        Amortization charges relating to other intangible assets are as follows:

	2002	2001	2000
Patents, trademarks and software	(30)	(34)	(35)
Other	(3)	(5)	(7)

Total	(33)	(39)	(42)

6.    TANGIBLE ASSETS

(a)  Tangible assets consist of the following as of December 31:

	2002			2001
(at cost)	Gross value	Amortization	Net book value	Net book value(1)
Land	208	(45)	163	207
Buildings	1,125	(655)	470	581
Plant and equipment	5,633	(3,748)	1,885	2,376
Assets under construction	225	—	225	397

Total	7,191	(4,448)	2,743	3,561

(1)
Accumulated depreciation as of December 31, 2001 was EUR 5,303 million.

        Included in the above table are the following amounts related to assets subject to capital leases as of December 31:

	2002	2001
Land	2	2
Buildings	16	16
Plant and equipment	15	130

Gross value—at cost	33	148
Less accumulated depreciation	(22)	(117)

Net book value	11	31

(b)  Movements

	2002	2001	2000
Net book value, January 1	3,561	3,759	2,947

Additions	368	518	509
Disposals	(157)	(181)	(103)
Depreciation for the year	(409)	(500)	(450)
Other (translation, changes in structure)	(620)	(35)	856

Net book value, December 31	2,743	3,561	3,759

7.    INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

	2002	2001	2000
Balance, January 1(1)	238	269	225

Equity in income/(losses)	(38)	(16)	8
Rhodia's share of Butachimie's income taxes	(2)	(23)	—
Dividends paid	(3)	(21)	(16)
Changes in scope of consolidation	(26)	24	46
Translation	3	5	6

Balance, December 31	172	238	269

(1)
As described in 2.1.1. the negative equity of affiliated companies was reclassified to Other long term liabilities.

        The useful lives of the tangible assets at Nylstar, accounted for by the equity method, have been revised to conform to the useful lives used by Rhodia. The impact on income amounted to EUR 3.8 million.

        Distribution of the investments accounted for by the equity method:

	% Ownership	2002	2001
Nylstar Group	50.00	51	81
Butachimie	50.00	56	18
Teris Group(1)	—	—	54
Rhodia Hengchang(1)	—	—	11
Other (less than EUR 10 million)		65	74

Total		172	238

(1)
Teris was sold in July 2002. Rhodia Hengchang is fully consolidated since January 1, 2002.

(a)  Joint-ventures accounted for by the equity method

        Rhodia holds a 50% interest in Butachimie. Rhodia purchases 50% of Butachimie's production, and almost all of these purchases are sold on to Rhodia companies, which produce nylon thread. Because Butachimie's production is closely integrated with the industrial process of Rhodia, the operating results of this entity are accounted for as a reduction of Production costs and expenses in the consolidated statements of operations rather than being included in Equity in earnings/(losses) of affiliated companies. In addition, income taxes are not presented in Equity in earnings/(losses) of affiliated companies but in Income taxes.

        Besides its interest in Butachimie, Rhodia has other joint-ventures with a 50% ownership interest, the most important of which are Nylstar (nylon thread business) and Primester (cellulose acetate business) whose partners are SNIA (Italy) and Eastman Chemicals Company (USA), respectively.

        Financial information, aggregated relative to these joint-ventures, is presented below.

        Statement of operations (excluding Butachimie) and balance sheet as of December 31 (including Butachimie):

	2002	2001	2000
Net sales	873	1,357	1,263
Operating income	(7)	6	69
Current assets	600	740	810
Total assets	1,724	2,189	2,114
Stockholders' equity	276	355	457
Long-term debt (including current portion)	783	1,199	988

        The variation in 2002, especially net sales, reflects the disposals of Teris and Latexia (see note 2.2).

(b)  Other affiliates accounted for by the equity method:

	2002	2001	2000
Net sales	175	226	196
Net income/(loss)	(4)	(2)	5
Total assets (December 31)	236	363	353

(c)  Commercial transactions between Rhodia consolidated companies and affiliates accounted for by the equity method:

	2002	2001	2000
Purchases from affiliates accounted for by the equity method	167	160	174
Sales to affiliates accounted for by the equity method	139	188	184

8.    INVESTMENTS AT COST

        Investments at cost consist of the following as of December 31:

	% Ownership	2002	2001
Phosphoric Fertilizers Industry	8.41	9	6
Stilon	14.80	6	7
Other (less than EUR 5 million)		52	62

Total		67	75

        Stilon is an affiliate of Nylstar Group (accounted for by the equity method). Rhodia owns an additional 14.80%. Rhodia's investment value equals its share of Stilon's stockholders' equity. The Other category includes some entities that are majority owned or owned by more than 20%. However, these entities are not included because they are not significant.

9.    DEFERRED CHARGES AND OTHER ASSETS

        Deferred charges and other assets consist of the following as of December 31:

	2002	2001
Long term receivables	108	74
Long term deferred tax assets	195	128
Minimum pension liability adjustment (note 17c)	270	231
Prepaid pension cost (note 17c)(1)	252	137
Other	16	14

Total	841	584

(1)
Prepaid pension costs correspond to the U.K. and U.S. pension plans. The change during the period reflects additional contributions.

10.  INVENTORIES

        Inventories consist of the following as of December 31:

	2002	2001
Raw materials and spare parts	350	457
Work in progress	50	78
Finished products	512	597

Gross book value	912	1,132
Valuation allowances	(77)	(88)

Net book value	835	1,044

        Taking into account the activity, certain products could be considered as raw material, unfinished or finished products according to whether they will be used by Rhodia or sold to a third party.

11.  ACCOUNTS RECEIVABLE

        Accounts receivable consist of the following as of December 31:

	2002	2001
Accounts receivable	417	567
Less: allowance for doubtful accounts	(39)	(43)

Net receivables	378	524

        Certain Rhodia companies sold uncollected receivables during 2002 and 2001 in accordance with multi-year agreements entered into with various banks. The amount of receivables sold as of December 31, 2002 and 2001 was EUR 627 million and EUR 718 million, respectively, which generated a net cash collection of EUR 531 million in 2002 compared with EUR 617 million in 2001. The average amount of receivables sold in 2002 was EUR 635 million compared with EUR 613 million in 2001, which generated an average net cash collection of EUR 539 million in 2002 compared with EUR 519 million in 2001. The difference between receivables sold and net cash collected represents residual interests and are recorded in Deferred charges and other assets.

12.  OTHER CURRENT ASSETS

        Other current assets consist of the following as of December 31:

	2002	2001
Prepaid and recoverable taxes	239	217
Prepaid expenses and accrued interest	29	36
Short-term loans and current portion of long-term loans	122	71
Assets held for sale	17	9
Deferred income taxes short term	152	242
Other receivables	261	255
Other current assets	97	86

Total	917	916

13.  VALUATION ALLOWANCES

        Valuation allowances as of December 31 2002, 2001 and 2000, and the movements for the years ended December 31, 2002 and 2001 follow:

	January 1, 2002	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2002
Deposits and long-term loans	(32)	(2)	5	3	(26)
Deferred charges, long-term receivables and other assets	(149)	(21)	—	9	(161)
Inventories	(88)	1	3	7	(77)
Trade accounts receivable	(43)	(3)	—	7	(39)
Other provisions	(15)	11	(7)	(1)	(12)

Total	(327)	(14)	1	25	(315)

(1)
Translation and transfers between short-term and long-term.

	January 1, 2001	(Charged)/ credited to costs and expenses	Change in structure	Other movements(1)	December 31, 2001
Deposits and long-term loans	(19)	(12)	—	(1)	(32)
Deferred charges, long-term receivables and other assets	(185)	30	—	6	(149)
Inventories	(86)	(1)	—	(1)	(88)
Trade accounts receivable	(44)	1	(1)	1	(43)
Other provisions	(15)	—	—	—	(15)

Total	(349)	18	(1)	5	(327)

(1)
Translation and transfers between short-term and long-term.

14.  MARKETABLE SECURITIES

      As of December 31, 2002 and 2001, respectively, marketable securities consisted of EUR 108 million and EUR 180 million of short-term investments with a market value approximating book value.

15.  STOCKHOLDERS' EQUITY

(a)  Common stock

        At the May 21, 2002 Shareholders' Meeting, the shareholders approved a reduction in capital (not motivated by losses) in an amount of EUR 2,510 million by way of reduction in the par value of the common stock from EUR 15 to EUR 1. The amount of the reduction in common stock, par value, was credited to additional paid-in capital.

        As of December 31, 2002, Rhodia's total capital amounted to EUR 179 million, composed of 179,309,188 shares, same as of December 2001 and 2000.

        The average number of shares outstanding in 2002 amounted to 178,765,518 shares. Basic earnings per share are determined directly on the basis of this amount. Diluted earnings per share are determined based on the average number of shares outstanding increased by the number of shares that would be issued if all dilutive common stock instruments at year end were exercised, which amounted to 178,765,518 shares in 2002.

        The Board of Directors, at their June 20, 2000 meeting, in accordance with the authorization given by the shareholders at the Shareholders' Meeting of April 18, 2000, initiated a capital increase reserved for employees with the obligation that the shares be placed in the employee savings plan for five years. The capital increase officially occurred on September 1, 2000 with 4,568,147 new shares being issued.

        As of December 31, 2002, 2001 and 2000, Aventis owned 25.2% of the capital of Rhodia. Rhodia shares owned by Aventis allow Aventis to cover its obligation to reimburse holders of Aventis bonds exchangeable for Rhodia shares. These bonds were issued by Aventis at the time of the secondary public offering. On November 29, 2002, Aventis made a cash tender offer to repurchase all of these bonds. There are no longer any exchangeable bonds into Rhodia shares.

(b)  Treasury stock

        In July 2000, Rhodia entered into a put option with a bank for 1,610,820 shares exercisable in 2002. On September 12, 2002, that option was exercised and the shares purchased have been resold on the open market. In addition, Rhodia sold on the open market 216,599 shares acquired in previous years.

        These operations generated a charge to retained earnings of EUR 10 million, net of tax. As of December 31, 2002, Rhodia does not hold any of its own shares, nor is a party to options to purchase or sell its own shares.

(c)  Rhodia S.A. distributable retained earnings

        The Rhodia S.A. distributable retained earnings amount to EUR 381 million and EUR 382 million as of December 31, 2002 and 2001, respectively. Dividend equalization tax (precompte mobilier) may be due in the case of distribution of distributable reserves.

(d)  Translation adjustments

        The negative variance in the cumulative translation adjustments for 2002 is mainly attributed to the Brazilian real (EUR 230 million), the U.S. dollar (EUR 105 million) and the U.K. pound sterling (EUR 48 million).

16.  MINORITY INTERESTS

	2002	2001
Balance, January 1	84	87

Minority interests in net income/(loss)	9	5
Dividends distributed	(1)	(5)
Change in structure	(63)	(6)
Translation	(6)	3

Balance, December 31	23	84

        The variation in 2002 relates essentially to the sale of Rhodia-Ster.

        Minority interests consist of the following as of December 31:

	2002	2001
Osiris	7	2
Rhodia Hengchang	6	—
A&W Chemicals	3	3
Rhodia-Ster	—	71
Other (below EUR 3 million)	7	8

Balance, December 31	23	84

17.  RESERVES FOR PENSIONS, DEFERRED INCOME TAXES AND OTHER COSTS

(a)  Reserves for pensions, deferred income taxes and other costs consist of the following at December 31

	2002		2001
	More than one year	Less than one year	More than one year	Less than one year
Pension and retirement costs	788	50	743	47
Deferred income taxes	217	19	224	14
Restructuring	38	117	62	247
Environmental	78	17	86	35
Other	112	98	124	131

Total	1,233	301	1,239	474

(b)  Movements

	Balance, January 1	New Measures	Expenditure Charged to Reserves(1)	Change in Structure	Translation	Balance, December 31
Pension and retirement costs(2)	790	120	(56)	(9)	(7)	838
Deferred income taxes	238	55	—	(9)	(48)	236
Restructuring	309	25	(152)	—	(27)	155
Environmental	121	3	(12)	—	(17)	95
Other	255	172	(183)	(2)	(32)	210

Total 2002	1,713	375	(403)	(20)	(131)	1,534

Pension and retirement costs(2)	701	132	(49)	6	—	790
Deferred income taxes	237	—	(4)	3	2	238
Restructuring	238	163	(113)	15	6	309
Environmental	97	21	(4)	5	2	121
Other	208	121	(86)	11	1	255

Total 2001	1,481	437	(256)	40	11	1,713

(1)
Essentially represents spending for the year.

(2)
Includes change in prepaid expenses in 2002: EUR 26 million; 2001: EUR 40 million.

c)    Pension, retirement and other post-employment obligations

        Rhodia provides pension and retirement benefits, including defined benefit pension plans which cover the majority of employees. The specific features of the plans (benefit formulas, funding policies and types of assets held) vary depending on regulations and laws in the country in which the employees are located. Concerning defined benefit plans in France, these plans are unfunded.

        Actuarial valuations of these obligations are calculated each year in most countries. These calculations are based on: (a) turnover assumptions for current personnel, mortality assumptions for plan participants and assumptions concerning future salary increases; (b) a retirement age of 60 to 65 and other retirement assumptions reflecting local economic and demographic factors; (c) discount rates (used in determining the actuarial present value of the projected benefit obligation) of 5.75% as of December 31, 2002 compared with 6% as of December 31, 2001 for French plans, and 4% to 6.75% as of December 31, 2002 compared with 4.25% to 7.5% as of December 31, 2001 for foreign plans; and (d) expected long-term rates of return on plan assets, ranging from 2% to 9% as of December 31, 2002 compared with 4% to 10% as of December 31, 2001.

        As of October 1, 1988, the vested benefits of retired and early-retired employees of French companies were irrevocably transferred to an insurance company.

The following tables reconcile the funded status of the plans with amounts recognized in the consolidated balance sheets as of December 31, 2002 and 2001.

	Pension and retirement benefits		Other post-employment benefits
	2002	2001	2002	2001
PROJECTED BENEFIT OBLIGATION
Benefit obligation, January 1	2,173	2,095	64	37

French companies	614	621	—	—
Foreign companies	1,559	1,474	64	37

Service cost	37	46	1	2
Interest cost	131	138	4	4
Plan changes	5	1	(2)	3
Acquisitions and divestitures	(16)	50	—	8
Curtailments and settlements	1	2	—	1
Actuarial (gains)/losses	22	(34)	6	11
Benefits paid	(138)	(146)	(4)	(4)
Translation	(159)	21	(10)	2

Benefit obligation, December 31	2,056	2,173	59	64

French companies	674	614	—	—
Foreign companies	1,382	1,559	59	64
PLAN ASSETS AT FAIR VALUE
Fair value, January 1	1,281	1,407	—	—
Actual return on plan assets	(73)	(121)	—	—
Employer contributions	158	29	4	4
Plan participant contributions	4	5	—	—
Benefits paid	(91)	(102)	(4)	(4)
Acquisitions and divestitures	—	6	—	—
Curtailments and settlements	(15)	—	—	—
Translation	(142)	57	—	—

Fair value, December 31	1,122	1,281	—	—

Projected benefit obligation in excess of (less than) plan assets	934	892	59	64
Adjustment required to recognize minimum liability	270	231	—	—
Unamortized net gains/(losses):
Unrecognized net gains/(losses)	(607)	(455)	(19)	(17)
Net transition (debit)/credit	—	—	(7)	(9)
Plan amendments	(11)	(15)	—	(3)

PENSION LIABILITY (PREPAID PENSION COST) RECOGNIZED IN THE CONSOLIDATED BALANCE SHEET	586	653	33	35

Long-term liability	788	743	32	31
Short-term liability	50	47	1	4
Prepaid pension cost	(252)	(137)	—	—

        The plans for which the accumulated benefit obligation, based on current salaries, is in excess of plan assets is summarized below:

	2002	2001
French companies
Accumulated benefit obligation	626	575
Projected benefit obligation	667	614
Plan assets at fair value	—	—
Foreign companies
Accumulated benefit obligation	229	328
Projected benefit obligation	233	343
Plan assets at fair value	69	206

        Net periodic pension cost includes the following components:

	2002	2001	2000
Benefits earned during the year	37	51	40
Interest cost on projected benefit obligation	131	138	124
Expected return on plan assets	(102)	(128)	(74)
Net amortization and other deferrals	38	31	(9)

Net pension expense	104	92	81

(d)  Reserves for restructuring costs

        Restructuring costs for the years ended December 31, 2002, 2001 and 2000 follow:

	2002	2001	2000
Reserves as of January 1	309	238	188

New measures	29	178	32
Changes in estimates of earlier measures	(4)	(15)	(18)

Charged to operations	25	163	14

Expenditures charged to the reserve	(152)	(113)	(84)
Effect of changes in structure(1)	—	15	112
Effect of changes in exchange rates	(27)	6	8

—Long-term reserves	38	62	67
—Short-term reserves	117	247	171

Reserves as of December 31	155	309	238

(1)
In 2000, the effect of changes in structure principally relates to A&W.

        In 2002, new measures for EUR 29 million principally concerned industrial restructuring at the Eco Services activity—Services & Specialties Division (EUR 9 million), to the launch of industrial restructuring at Chirex—Fine Organics Division (EUR 7 million) and productivity plans at various headquarters sites (EUR 4 million).

        In 2002, utilization of provisions for EUR 152 million mainly corresponds to expenses relating to the 2001 restructuring plans, in particular:

  •
  in France for an amount of EUR 47 million relating mainly to industrial rationalizations, principally at Lille, Belle Etoile, Chalampé and Pont de Claix, and a number of administrative actions;

  •
  in the United Kingdom for an amount of EUR 41 million relating mainly to industrial rationalizations, principally at Whitehaven, Staveley and Avonmouth, and administrative actions at the headquarters sites;

  •
  in North America for an amount of EUR 35 million relating mainly to industrial rationalizations at a number of industrial sites (New Brunswick, Martinez, Buckingham, Morrisville and Silver Bow) and a number of administrative actions at Consumers Specialties Division, the relocation of the Shelton headquarters to Cranbury and other productivity improvements at shared services at Cranbury;

  •
  in the rest of Europe and other countries for an amount of EUR 19 million and EUR 10 million, respectively, relating mainly to industrial rationalizations and other administrative actions.

        In 2001, Rhodia launched a major reorganization plan. New measures relating to this plan amounted to EUR 178 million and mainly involve rationalization plans and productivity improvements in the following countries:

  •
  the United States for an amount of EUR 51 million relating mainly to:

  •
  the closing of three manufacturing sites: St Louis, Missouri and New Brunswick, New Jersey of the Fine Organics Division, as well as Troy, New York of the Industrial Specialties Division. The amount relating to the closure of these three sites is EUR 27 million

  •
  the closing of the Shelton, Connecticut headquarters site together with productivity improvements in shared services at Cranbury, New Jersey for a total amount of EUR 13 million

  •
  productivity improvements mainly in the Consumer Specialties Division for an amount of EUR 8 million

  •
  France for an amount of EUR 62 million relating mainly to:

  •
  the cessation of the manufacturing of a product of the Fine Organics Division at the Lille site (EUR 14 million)

    •
    manufacturing productivity improvements of the Fine Organics Division (EUR 12 million) relating to the St. Fons, Mulhouse and Salindres sites

    •
    productivity improvements of the Polyamide Division (EUR 12 million) relating to the Belle Etoile and Chalampé sites

    •
    productivity improvements of the Industrial Specialties Division (EUR 7 million) relating to the St. Fons, Collonges and Ribecourt sites

    •
    productivity improvements at the Division and Corporate functions (EUR 12 million)

  •
  other European countries for an amount of EUR 45 million relating mainly to:

  •
  England (EUR 17 million) primarily relating to productivity measures at the Avonmouth site of the Fine Organics Division, the Staveley site of the Services & Specialties Division, as well as at the headquarters site at Watford

  •
  Italy with the closure of production facilities of the Polyamide Division (EUR 9 million)

  •
  Switzerland (EUR 7 million) with a competitive improvement program at the Emmenbrucke (Polyamide) and Kreuzlingen (Consumer Specialties) sites

  •
  Spain (EUR 3 million) concerning the head office in Madrid and the Huelva Consumer Specialties Division

  •
  Belgium with rationalization measurements at the Rieme site (Services & Specialties) for an amount of EUR 3 million

  •
  productivity measurements in other European countries (EUR 6 million)

  •
  Brazil for an amount of EUR 13 million relating mainly to:

  •
  the reorganization of South America Polyamide as well as industrial rationalization measures (EUR 4 million)

  •
  the stopping of the Acetow production facilities (Services & Specialties) at the Santo Andre site (EUR 6 million)

  •
  other measurements relating mainly to administrative productivity improvements at Rhodia's head office in Sao Paulo

  •
  Other countries for an amount of EUR 7 million relating mainly to the Silica activity (Industrial Specialties) in Korea with the closing of production facilities and the rationalization of the headquarters site and a productivity improvement plan in Mexico.

        In 2001, the changes of estimates mainly relate to reduced environmental costs at Lille, France (EUR 7 million) and Pont de Claix (EUR 8 million).

        The utilization of reorganization provisions in 2001 relate mainly to:

  •
  France (EUR 35 million) relating to the implementation of the industrial rationalization and administrative actions

  •
  England (EUR 25 million) in particular for the former A&W sites

  •
  the United States (EUR 36 million) in particular because of the rationalizations started with the acquisition of A&W.

        In 2000, following the acquisition of A&W, Rhodia launched restructuring initiatives at several A&W sites. Restructuring provisions linked to these plans amount to EUR 101 million, principally relating to the following measures:

  •
  rationalization plans:

  •
  closure of production units at Whitehaven U.K. for EUR 49 million, including STPP and phosphoric acid units

  •
  plant closure at Buckingham, Canada (EUR 8 million)

  •
  closure of A&W administrative sites:

  •
  closure of North American A&W site in Richmond, Virginia (EUR 18 million)

  •
  closure and sale of the A&W headquarters site in Warley, U.K. (EUR 12 million).

        In 2000, new measures principally concerned plant rationalization at several European sites in the Fine Organics and Polyamide Divisions. In 2000, changes in estimates principally concerned lower estimates of environmental costs in North America at Mt. Pleasant, Tennessee (EUR 4 million) and Oil City, Pennsylvania (EUR 7 million). In 2000, restructuring expenses principally related to the A&W plant and administrative sites (EUR 20 million) and the implementation of plant rationalizations in France.

	2002	2001
Employee termination benefits	67	158
Closure costs	37	89
Environmental costs	51	62

Total	155	309

        Employee termination benefits include certain early retirement, severance and other benefits associated with termination plans. The plans implemented by the non-French Rhodia companies include compulsory and voluntary measures. Compulsory severance benefits are reserved for as of the date of announcement of the plan by the management having the appropriate authority to approve the plan, and voluntary severance benefits are reserved for upon acceptance by employees. Environmental costs included under this caption relate to operations subject to restructuring measures (see also (e) and note 23(a)).

(e)  Environmental

        Environmental liabilities decreased EUR (26) million compared with 2001. Expenditures charged to the reserve totalling EUR (12) million and translation totalling EUR (17) million principally explain the decrease.

18.  FINANCIAL DEBT (SHORT-TERM AND LONG-TERM)

(a)  Net financial debt

	2002	2001
Financial debt	2,384	2,985
Marketable securities	(108)	(180)
Cash and cash equivalents	(143)	(233)

Total	2,133	2,572

(b)  Financial debt consists of the following as of December 31

	2002	2001
Bonds	1,087	1,101
Other loans and financial debt	1,297	1,884

Total	2,384	2,985

        In 2002, Rhodia pursued the same funding policy initiated in 2000 and 2001. In addition, Rhodia completed a private placement of $290 million of notes with American investors. The notes are repayable in full in July 2009 and 2012. Several bank borrowings have been obtained or renewed.

(c)  Analysis by currency

	2002	2001
Euro	1,209	1,494
U.S. dollar	972	1,220
Japanese yen	94	90
U.K. sterling	29	11
Brazilian real	3	13
Other	77	157

Total	2,384	2,985

        This breakdown by currency of origin does not reflect Rhodia's exposure to these currencies' interest rates. A portion of these loans are drawn down and hedged in various other currencies, notably pounds sterling.

(d)  Maturities of financial debt as of December 31 follows

	2002	2001
2002	—	1,036
2003	646	108
2004	404	597
2005	537	670
2006	488	536
2007	6	2
2008	5	7
Subsequent years	298	29

Total	2,384	2,985

        As of December 31, 2002, maturities in 2003 are comprised of EUR 201 million of current maturities of long-term debt and EUR 175 million of commercial paper (with a stable amount outstanding during 2002), and other short-term financings granted to Rhodia or less significantly to multiple subsidiaries. The short-term facilities are generally revolving credit agreements without a specific maturity date or are automatically renewed that Rhodia in prudence classifies as short-term debt as in previous years.

(e)  Analysis by interest rate

        Financial debt breaks down between fixed and floating rate debt (excluding the effect of interest rate swaps—see note 23d) as of December 31 follows:

	2002	2001
Floating rate	1,259	2,091
Fixed rate	1,125	894

Total	2,384	2,985

        After interest rate swaps, the fixed rate portion of Rhodia's financial debt is equal to EUR 1,358 million as of December 31, 2002 compared with EUR 1,422 million as of December 31, 2001.

(f)    Obligations under capital leases

	2002	2001
2002	—	13
2003	2	3
2004	2	2
2005	1	1
2006	1	2
2007	—	—
Subsequent years	—	—

Total	6	21

(g)  Fair value of financial debt

        The fair value of Rhodia's long-term debt (including current portion) has been estimated based on market rates and terms available to Rhodia for issues with similar maturities, which approximates book value.

(h)  Rating

        Rhodia is rated by two international rating agencies. A possible change in these ratings cannot accelerate the repayment of any outstanding debt, nor increase in the interest cost of any financings, except for an increase in the interest rate in the private placement discussed in note 18b). In the case of a change in the rating, interest costs could increase a maximum of EUR 3.5 million per year.

(i)    Available lines of credit

        The undrawn amount of the total committed lines of credit at December 31, 2002 was EUR 1,019 million.

        Most of these credit lines are subject to certain financial covenants regarding a maximum level of net financial debt/EBITDA or a minimum level of EBITDA/interest or on minimum stockholders' equity level. As of December 31, 2002, all financial covenants were met by Rhodia, including the covenant based on a minimum level of stockholders' equity. Shareholders' equity had a negative impact of EUR (397) million which did not influence liquidity but resulted from the conversion of the financial statements of foreign subsidiaries (in particular, Brazilian subsidiaries due to the sharp decline in the Brazilian real) and nonetheless remains more than the minimum amount stipulated in these credit agreements. Most of the credit lines impacted by the minimum stockholders' equity covenant mature in 2003 or 2004. The minimum stockholders' equity covenant is measured annually, except for the private placement for which Rhodia must maintain at all times a certain minimum consolidated net worth.

        At this time, Rhodia does not anticipate any future difficulties in maintaining or renewing these credit lines.

19.  OTHER CURRENT LIABILITIES

        Other current liabilities consist of the following as of December 31:

	2002	2001
Payables related to fixed asset acquisitions	59	81
Accrued payroll costs	197	216
Accrued taxes	169	178
Accrued interest payable	46	42
Unrealized losses on financial instruments	23	45
Other	328	368

Total	822	930

20.  FINANCIAL EXPENSE—NET

	2002	2001	2000
Interest expense	(139)	(179)	(195)
Interest income	31	24	24
Capitalized interest	8	19	8
Other financial charges—net	(23)	(50)	(14)

Financial expense—net	(123)	(186)	(177)

        Cash paid to third parties for interest expense in 2002 amounted to EUR 127 million (2001: EUR 163 million; 2000: EUR 157 million). The decrease of capitalized interest reflects the return to normal capital expenditures in 2002 after exceptional capital expenditures during the period 1999 to 2001.

21.  OTHER INCOME/(EXPENSE)—NET

	2002	2001	2000
Gains/(losses) on disposals of assets—net(1)	(34)	15	13
Net gains/(losses) on foreign currency	14	(7)	18
Dividends from other investments	3	4	4
Losses on financial assets	(12)	(17)	(9)
Loss on sale of receivables	(29)	(27)	(17)
Other income/(expense)—net(2)	(14)	(76)	(16)

Total	(72)	(108)	(7)

(1)
Including loss on disposal of Rhodia-Ster of EUR (109) million.
(2)
In 2001, Rhodia recorded EUR 50 million relating to certain litigation and environmental costs.

22.  INCOME TAXES

(a)  Analysis of income taxes

	2002		2001		2000
	Income before taxes	Income tax (expense)/ benefit	Income before taxes	Income tax (expense)/ benefit	Income before taxes	Income tax (expense)/ benefit
French companies	(72)	—	(155)	88	93	(24)
Foreign companies	228	(66)	(48)	(2)	251	(71)

Total	156	(66)	(203)	86	344	(95)

Current income taxes		(59)		(94)		(96)
Deferred income taxes		(7)		180		1

Total		(66)		86		(95)

        Current income taxes means cash paid or to be paid to tax administrations for the year based on the rules and rates applicable in the different countries. Cash paid to tax administrations in 2002 amounted to EUR 36 million (2001: EUR 56 million; 2000: EUR 48 million). For French companies controlled more than 95% by Rhodia, current income taxes are calculated based on an integrated tax group in place since January 1, 1999 that is for a five-year period, renewable by Rhodia.

        Rhodia does not discount deferred taxes since the impact would not be significant. Rhodia has a net deferred tax asset as a result of pension and retirement provisions and tax loss carryforwards. Concerning pension and retirement provisions, discounting is not applicable. Concerning tax loss carryforwards, since their reversal is expected in the near to medium term, the impact of discounting is not significant.

(b)  Analysis of effective tax rate (in %)

        Income before income taxes in 2002 was EUR 156 million compared with EUR (203) million in 2001 and EUR 344 million in 2000.

        The effective income tax rate in 2002 was 42.3% compared with 42.4% in 2001 and 27.6% in 2000. An analysis of the effective incomes tax rate follows:

	2002	2001	2000
	(In %)
Statutory tax rate in France	(33.3)	33.3	(33.3)

Effect of French surtax	—	2.1	(0.8)
Effect of rate differences between France and other countries	4.4	3.3	(3.9)
Loss carryforwards and other tax credits	7.1	9.2	4.7
Permanent differences on losses on disposals of assets	(10.0)	—	—
Other permanent differences	(10.5)	(5.5)	5.7

Effective tax rate	(42.3)	42.4	(27.6)

(c)  Deferred income taxes recorded on the balance sheet at December 31

	2002	2001
Long-term liabilities	(217)	(224)
Short-term liabilities	(19)	(14)

Total	(236)	(238)

Long-term assets	195	128
Short-term assets	152	242

Total	347	370

Net	111	132

        Deferred tax liabilities principally relate to temporary differences between the book value and tax basis of tangible assets.

        The temporary differences giving rise to deferred tax assets comprise mainly (tax effect): pension benefits and retirement indemnities which are generally not tax deductible until paid EUR 117 million in 2002 (EUR 108 million in 2001), provisions not deductible until paid and other temporary differences EUR 194 million in 2002 (EUR 249 million in 2001), and tax loss carry-forwards EUR 203 million in 2002 (EUR 169 million in 2001).

        The tax loss carry-forwards remain available for use as follows:

	2002	2001
2002	—	17
2003	7	6
2004	8	13
2005	11	11
2006	56	53
2007	13	—
Subsequent years	108	69

	203	169

(d)  Valuation allowances against deferred tax assets

        Valuation allowances are recorded against deferred tax assets for temporary differences and tax loss carryforwards if these assets are not likely to be recovered. In 2002, Rhodia recorded valuation allowances of EUR 167 million (2001: EUR 156 million) against deferred tax assets. They include deferred tax assets related to tax losses (2002: EUR 76 million; 2001: EUR 72 million) that will be forfeited if the losses cannot be set off against taxable income within a specified period.

(e)  Discounting deferred taxes

        Rhodia has net assets as a result of deferred taxes related to pension and retirement provisions and tax loss carryforwards. Concerning pension and retirement provisions, the impact of discounting is not applicable. Concerning tax loss carryforwards, since their settlement date is in the near to medium term, the impact of discounting is not significant.

23.  COMMITMENTS AND CONTINGENCIES

	2002	2001
Capital commitments for the acquisition of industrial assets	18	39
Guarantees given in respect of indebtedness of companies accounted for on the equity method	171	186
Guarantees given in respect of indebtedness of other non-consolidated companies	26	74
Recourse on sales of receivables	30	29
Liens granted(1)	43	51

Total	288	379

(1)
Liens on assets granted to Mexican customs by Rhodia's Mexican companies.

(a)  Environmental matters

        Rhodia's business is subject to extensive, evolving and increasingly stringent laws and regulations in the jurisdictions in which it does business and maintains properties governing the release or discharge of regulated materials into the environment or otherwise relating to the environmental protection or human health and safety. Compliance with environmental laws and regulations has resulted in significant ongoing costs for Rhodia, and could restrict its ability to modify or expand its facilities or continue production, or require Rhodia to install costly pollution control equipment or incur significant expenses, including remediation costs and fines and penalties. Rhodia could also incur significant expenses in the event that new laws, regulations or governmental policies were to require that hazardous wastes, including radioactive wastes, currently stored on-site, be disposed of at off-site locations.

        In addition, many manufacturing sites have an extended history of industrial use. As is typical for such businesses, soil and groundwater contamination has occurred in the past at some sites, and might occur or be discovered at other sites in the future. Rhodia is currently in the process of investigating and remediating or monitoring soil and groundwater contamination at certain sites. Rhodia has been and may in the future be liable to contribute to the cleanup of disposal facilities to which it has sent wastes for disposal, pursuant to the U.S. Comprehensive Environmental Response, Compensation and Liability Act (commonly known as "Superfund") and other similar laws. Under these laws, the owner or operator of contaminated properties and the generator of wastes sent to a contaminated disposal facility can be jointly and severally liable for the remediation of such properties, regardless of fault.

        Under certain conditions, Rhodia may claim indemnification from Aventis, pursuant to the Environmental Indemnification Agreement with Aventis, dated May 26, 1998, with respect to costs that may arise from certain unanticipated environmental liabilities. In 2001, Rhodia made a claim to Aventis pursuant to this agreement for several sites and recorded a receivable from Aventis of EUR 35 million. During 2002, an additional EUR 3 million was recorded and EUR 26 million was collected. The Environmental Indemnification Agreement expires on December 31, 2007 and the aggregate amount of claims for indemnification is limited to EUR 122 million.

        On December 27, 2002, Rhodia made a written offer to Aventis to settle all environmental claims in connection with the Environmental Indemnification Agreement upon the payment by Aventis to Rhodia of EUR 88 million.

        Based on current information and reserves established for environmental matters and the provisions of the Environmental Indemnification Agreement, management does not believe that environmental compliance will have a material adverse effect on Rhodia's business, financial condition or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws or the development or discovery of new facts or conditions will not cause Rhodia to incur significant additional costs and liabilities that could have a material adverse effect on its business, financial condition or results of operations. Based on available information, management estimates that reasonably possible losses related to environmental contingencies (net of indemnification from Aventis) amount to approximately EUR 50 million as of December 31, 2002.

(b)  Operating leases

        Future minimum lease payments for operating leases as of December 31 are as follows:

	2002	2001
2002	—	61
2003	53	54
2004	48	48
2005	43	45
2006	28	29
2007	16	—
Thereafter	70	41

Total	258	278

Net present value of total future minimum lease payments (assumed discount rate of 6%)	214	232

        These payments are in relation to the leasing of movable equipment, including barges, rail cars, etc., leasing of real estate and the rental of office buildings.

        Rhodia has issued residual value guarantees under equipment operating leases that totaled EUR 70 million (net of deferred profits of EUR 69 million that are recorded in Other long-term liabilities) as of December 31, 2002. Rhodia does not expect to pay any amounts under the residual value guarantees since the fair values of the leased equipment are projected, by an independent appraiser, to be in excess of the residual value guarantees.

(c)  Financial instruments

        Rhodia's policy consists of systematically covering its overall exposure to currency risks on transactions. The risk of a loss of competitiveness and energy price fluctuations are not systematically hedged. Interest rate risks are hedged based on Rhodia's estimated future exposure, which is periodically reviewed by financial management. The financial instruments used by Rhodia are described in the section d) and e). The nominal amounts summarized in section d) do not represent the amounts exchanged between the parties, and thus are not a measure of Rhodia's exposure through its use of such instruments.

(d)  Interest rate risk management

        Rhodia's exposure to interest rate risk essentially relates to its indebtedness (note 18) and to a lesser extent its interest rate management activities.

        As of December 31, 2002 and 2001, Rhodia has firm contracts and options. These firm contracts and options are essentially for a duration between three months to six years.

        As of December 31, 2002 and 2001, Rhodia held the following nominal amounts of rate contracts and options (converted into euros at the closing rates). The category "Rate contracts"

include fixed rate contracts for purchases and sales. The category "Options" include purchase and sale options:

	2002		2001
	Rate Contracts	Options	Rate Contracts	Options
Swaps
Euro	4,350	550	3,612	450
U.S. dollar	1,112	—	1,530	—
Japanese yen	72	—	103	—

Subtotal	5,534	550	5,245	450

Futures and options
Euro	170	2,150	—	3,850
U.S. dollar	76	5,170	—	—
Japanese yen	20	—	—	26

Subtotal	266	7,320	—	3,876

Total	5,800	7,870	5,245	4,326

        For a better understanding of its interest rate position, Rhodia considers that its interest rate contracts and options with matching parameters (settlement dates, notional amounts and reference rates) offset each other. After netting, the balances in the table above would be EUR 840 million for interest rate contracts and EUR 7,260 million for options as of December 31, 2002, and EUR 2,485 million for interest rate contracts and EUR 3,176 million for options as of December 31, 2001.

        The amount of rate contracts and options refer to the nominal amount of these contracts and hence do not reflect the sensitivity of these operations. The sensitivity to interest rate on such activities is controlled regularly.

(e)  Foreign exchange risk management

        Rhodia principally uses fixed or open forward exchange contracts traded over-the-counter on organized markets to manage its foreign exchange risk. The term of these contracts is generally less than six months.

        The nominal amounts of Rhodia's forward exchange contracts as of December 31 are summarized below. They have been converted into euros at the closing rate.

	2002		2001
	Buy	Sell	Buy	Sell
U.S. dollar	1,017	1,001	866	1,283
Pound sterling	181	393	43	750
Japanese yen	182	315	141	200
Brazilian real	103	133	53	120
Other currencies	94	96	66	103

Total	1,577	1,938	1,169	2,456

(f)    Fair value of financial instruments

        The fair value of financial instruments as of December 31 is summarized below:

	2002
	Market Value	Book Value
Foreign exchange contracts	(23)	(19)
Interest rate contracts	3	56

Total	(20)	37

(g)  Management of risk of oil-based commodities

        Rhodia's exposure to oil-based commodities relates essentially to its purchases of petrochemicals and natural gas. This exposure is hedged using swaps, options and futures that are accounted for on a mark-to-market basis. The nominal value of these contracts as of December 31 (in Brent barrels based equivalents is 3.5 million barrels) is equivalent to hedging 4.4 million barrels of oil.

(h)  Concentration of counterparty risk

        The transactions that potentially generate a concentration of a counterparty risk for Rhodia include short-term deposits, derivative instruments and other financial instruments, and accounts receivable.

        Rhodia places its short-term deposits and enters into interest and currency contracts with major banks and financial institutions. Counterparty risk related to accounts receivable is limited due to the large number of customers, their diversification in many industries and their diverse geographic locations. Therefore, as of December 31, 2002 and 2001, Rhodia believes that its counterparty risk in this respect is not significant.

(i)    Claims and litigation

        Group is involved in certain litigation in the normal course of business, involving primarily claims by the buyers of businesses sold by Rhodia and civil liability compensation claims related to chemical products sold in the marketplace.

        Some of the North American subsidiaries have potential liabilities under the Superfund legislation, as well as other federal and state environmental remediation legislation. In light of the nature of the claims made, the number of defendants and the volume of waste at issue, Rhodia believes that these claims will not result in significant liabilities for Rhodia.

        Rhodia also believes that there are no litigation or exceptional issues, taken individually or as a whole, that could have a significant negative impact on its business, financial position or results of operations.

(j)    Commitments linked to the 2002 divestments

Sale of Rhodia-Ster

        Rhodia sold its investment in the Rhodia-Ster entity on October 4, 2002. Since it was impossible in Brazil to obtain the authorizations concerning the competitive rights (CADE) and the stock exchange administration (CVM) before the closing date, Gruppo Mossi & Ghisolfi arranged an option to resell to Rhodia the shares acquired from Rhodia if these authorizations were denied. Proper notifications were made at the appropriate times and the first stage of authorization has been satisfied.

        Rhodia and Mossi & Ghisolfi have entered into an agreement that ensures additional purchase price to Rhodia if a certain EBITDA level is exceeded for the four quarters after the date of sale, or Rhodia would make a purchase price adjustment to Mossi & Ghisolfi if this EBITDA level was not reached. The maximum price adjustment, positive or negative, is EUR 10 million.

        Total consideration for this transaction includes a EUR 13 million payable, EUR 7 million is payable upon Rhodia delivering final documentation on an investment project and EUR 6 million is payable within a three-year period when this investment is started. Finally, Rhodia has a receivable of EUR 5.3 million from the purchaser which will be reimbursed either in cash or in the form of remaining receivables to collect from Rhodiaster's existing client base.

        In relation to environmental matters, Rhodia is responsible for remediation efforts for unknown contamination through the date of sale based on the activities conducted by Rhodia.

        The sale included usual guarantees related to accounting, tax and employee matters.

Sale of phenol, HCL and soda ash

        Rhodia sold the phenol, HCL (hydrochoric acid) and soda ash businesses to Bain Capital and retained an 18.2% holding of the new group. Guarantees are limited as to the time period and amount involved and to Rhodia's knowledge, are not expected to be called.

        In connection with the transfer, Rhodia recorded a vendor note from the purchaser for a total of EUR 22 million which payment is subordinated to the repayment of the new group's bank debt from the acquisition.

        The commitments and specific guarantees are as discussed below:

  •
  Guaranteed HCL: Rhodia agreed to a HCL Product Guarantee and a Test Run Guarantee to reach a certain supply capacity of HCL within eighteen months from the date of sale. Rhodia is committed on an indemnification of a maximum purchase price adjustment of EUR 16 million. Reaching this level of capacity is based on the completion of certain improvements at the TDI unit from which HCL is a sub product. Rhodia is confident that this minimum production level will be achieved within the defined period of time.

  •
  Guarantee given by Rhodia for HCL Removal Services to the purchaser for EUR 5 million for one year, reduced to EUR 4 million for four years to guarantee the supplying of HCL by Rhodia.

  •
  The mining concessions transfers were not completed on the date of sale. Rhodia has given a guarantee to a large international bank for the guarantee given by the bank to the purchaser in the amount of EUR 15 million relating to the transfer of mining concessions. This is a declining guarantee over a period of fifteen years that will be cancelled automatically as soon as the French authorities have given their agreement to the transfer of these concessions. Rhodia feels that this transfer will have a favorable outcome.

  •
  Purchase price adjustment in favor of Rhodia, limited to EUR 7 million, based on the contribution realized on HCL by the new group.

        This sale also had the usual guarantees related to accounting, tax and employee matters.

24.  INFORMATION BY SEGMENT AND GEOGRAPHICAL AREA

        Rhodia has five global divisions and also had some remaining business interest in the Polyester activity, included in Other, until the sale of Rhodia-Ster.

Segment information

	Fine Organics	Consumer Specialties	Industrial Specialties	Polyamide	Services & Specialties	Other	Consolidated
2002
Net sales	1,213	1,878	1,129	1,353	954	284	6,811
Intersegment revenues	(113)	(7)	(34)	(25)	(15)	—	(194)

Net sales—external	1,100	1,871	1,095	1,328	939	284	6,617

EBITDA	128	225	140	209	173	(77)	798
Depreciation and amortization (excluding goodwill amortization)	(92)	(99)	(65)	(86)	(78)	(27)	(447)
Operating income	36	126	75	123	95	(104)	351
Amortization of goodwill	(17)	(21)	(5)	(1)	(3)	—	(47)
Equity in earnings/(losses) of affiliated companies	—	5	(2)	(46)	5	—	(38)
Capital expenditures	62	58	62	90	74	28	374
Investments accounted for by the equity method	9	41	—	109	9	4	172
Total segment assets	1,266	1,925	810	1,062	774	(347)	5,490

Assets not identifiable with segments							2,197

Total assets							7,687

2001
Net sales	1,219	2,163	1,220	1,444	1,013	433	7,492
Intersegment revenues	(120)	(10)	(39)	(26)	(18)	—	(213)

Net sales— external	1,099	2,153	1,181	1,418	995	433	7,279

EBITDA	73	184	125	133	172	(54)	633
Depreciation and amortization (excluding goodwill amortization)	(107)	(119)	(67)	(101)	(89)	(59)	(542)
Operating income	(34)	65	58	32	83	(113)	91
Amortization of goodwill	(38)	(21)	(5)	(1)	(9)	(1)	(75)
Equity in earnings/(losses) of affiliated companies	—	5	(1)	(28)	7	1	(16)
Capital expenditures	108	109	72	104	63	27	483
Investments accounted for by the equity method	9	49	8	102	67	3	238
Total segment assets	1,657	2,201	904	1,180	945	(12)	6,875

Assets not identifiable with segments							2,138

Total assets							9,013

2000
Net sales	1,185	2,192	1,238	1,589	984	451	7,639
Intersegment revenues	(125)	(17)	(27)	(30)	(21)	—	(220)

Net sales— external	1,060	2,175	1,211	1,559	963	451	7,419

EBITDA	161	208	155	271	196	29	1,020
Depreciation and amortization (excluding goodwill amortization)	(79)	(108)	(63)	(93)	(75)	(74)	(492)
Operating income	82	100	92	178	121	(45)	528
Amortization of goodwill	(6)	(17)	(5)	—	(3)	(1)	(32)
Equity in earnings/(losses) of affiliated companies	—	6	(4)	4	3	(1)	8
Capital expenditures	94	99	62	105	67	76	503
Investments accounted for by the equity method	5	39	16	157	45	7	269
Total segment assets	1,632	2,473	970	1,312	917	259	7,563

Assets not identifiable with segments							2,003

Total assets							9,566

        EBITDA as defined by Rhodia equals operating income before depreciation and amortization of tangible and intangible assets.

        Segment assets reflect assets directly identifiable with the segments: goodwill, other intangible and tangible assets, investments accounted for by the equity method, inventories and accounts and notes receivable. They also include accounts receivable sold which are eliminated in the "Other" column since this operation is considered a Corporate activity.

        As of December 31, 2002, assets not identifiable with segments correspond primarily to cash and cash equivalents and marketable securities (EUR 251 million), other current assets (EUR 917 million), deposits and long-term receivables (EUR 120 million), other investments (EUR 67 million) and deferred charges and other assets (EUR 841 million). These assets are not available on a segment basis as they are managed on either a legal entity basis or directly at the Corporate level.

Information by geographical area of production:

	France	Rest of Europe	North America	South America	Other	Elimina- tions	Consoli- dated
2002
Revenues	2,634	1,730	1,803	1,031	631	(1,212)	6,617
Long-lived assets	1,602	1,253	1,568	453	280	—	5,156
2001
Revenues	2,685	2,296	1,945	1,181	656	(1,484)	7,279
Long-lived assets	1,700	1,194	1,857	974	262	—	5,987
2000
Revenues	2,872	2,590	1,786	1,204	690	(1,723)	7,419
Long-lived assets	1,653	1,437	1,859	994	251	—	6,194

        Long-lived assets include goodwill, other intangible and tangible assets, investments accounted for by the equity method, other investments and other long-term assets excluding deferred tax assets, and long-term deposits and receivables from Aventis companies.

25.  RESEARCH AND DEVELOPMENT EXPENSES

        Research and development expenses, including depreciation and amortization, amounted to EUR 218 million in 2002 (EUR 215 million in 2001 and EUR 212 million in 2000). Research and development expenses on the Consolidated Statements of Operations are shown excluding depreciation and amortization.

26.  WAGES, BENEFITS AND NUMBER OF EMPLOYEES

(a)  Wage and benefits of employees

        Wages and benefits amounted to EUR 1,546 million in 2002 (EUR 1,572 million in 2001, EUR 1,554 million in 2000).

(b)  Number of employees

        The number of employees amounted to as of December 31:

	2002	2001	2000
	(Unaudited)
France	9,148	9,847	10,300
Other countries	15,375	17,078	19,148

Total	24,523	26,925	29,448

(c)  Compensation and benefits paid to the members of the Board of Directors and the Executive Committee

        Compensation and benefits allocated to the members of the Board of Directors (including Directors' fees) and the Executive Committee totaled EUR 9.9 million (26 people) in 2002, EUR 8.0 million (25 people) in 2001 and EUR 6.1 million (25 people) in 2000. Contributions paid in 2002 with respect to pension for these persons amounted to EUR 0.6 million (EUR 0.5 million in 2001 and EUR 0.6 million in 2000).

27.  STOCK OPTION PLANS

(a)  Rhodia stock options plan

        In accordance with the authorization of the shareholders at the Shareholders' meeting of April 18, 2000, the Board of Directors decided at its March 20, 2002 meeting to grant two options plans for the purchase of Rhodia shares. Options were granted for 2,000,000 and 1,000,000 shares, respectively, with the second plan having conditions for exercising based on meeting certain financial targets at the end of 2002.

        Options granted under the 2001 and 2002 Plans are exercisable over a twelve-year period, with a vesting period of four years for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans. Options granted under the 1998, 1999/1, 1999/2, 2000/1 and 2000/2 Plans are exercisable over a ten-year period, with a five-year vesting period for tax residents of France and three years for tax residents of other countries from the respective dates that the Board of Directors approved the stock option plans.

        The following table summarizes the status of the stock option plans as of December 31, 2002, 2001 and 2000:

	2002		2001		2000
	Number of options	Average exercise price (EUR)	Number of options	Average exercise price (EUR)	Number of options	Average exercise price (EUR)
Number of options outstanding, January 1	7,415,422	15.87	4,935,298	15.97	2,747,852	15.04

Options granted	3,000,000	12.04	2,580,267	15.70	2,250,000	17.08
Options cancelled/forfeited	(1,316,160)	12.98	(100,143)	16.17	(62,554)	17.14

Number of options outstanding, December 31	9,099,262	15.02	7,415,422	15.87	4,935,298	15.97

Number of options exercisable, December 31	828,688	15.10	13,460	21.34	—	—

        The following table shows the main features of the stock option plans in place as of December 31, 2002:

Stock Option Plan	Plan 1998	Plan 1999/1	Plan 1999/2	Plan 2000/1	Plan 2000/2	Plan 2001	Plan 2002
Date of Shareholders' meeting approval	05/13/98	05/13/98	05/13/98	05/13/98	04/18/00	04/18/00	04/18/00
Date of Board of Directors' approval	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Date of grant	06/24/98	02/23/99	02/23/99	03/30/00	09/27/00	03/16/01	03/20/02
Options granted	1,600,000	1,580,000	1,200,000	2,100,000	150,000	2,580,267	3,000,000
Granted to the Board of Director and Executive Committee (a)	550,000	558,000	369,000	800,000	—	925,000	970,000
Number of participants at December 31, 2002	15	360	361	526	3	787	564
Exercise price (EUR)	21.34	15.00	15.00	17.14	16.26	15.70	12.04
Maximum term (years)	10	10	10	10	10	12	12
Weighted average remaining contractual life (years)	5.50	6.17	6.17	7.25	7.75	10.25	11.25
Options outstanding at beginning of year	18,510	1,519,200	1,128,105	2,032,275	150,000	2,567,332	—
Options granted	—	—	—	—	—	—	3,000,000
Options cancelled/forfeited	(700)	(32,500)	(32,100)	(126,000)	—	(109,985)	(1,014,875)
Options outstanding at end of year	17,810	1,486,700	1,096,005	1,906,275	150,000	2,457,347	1,985,125
Granted to the Board of Directors and Executive Committee (b)	—	425,500	241,500	742,000	—	905,000	660,000
Options exercisable at end of year	12,960	474,600	341,128	—	—	—	—
Exercisable by the Board of Directors and Executive Committee (b)	—	30,000	50,000	—	—	—	—

(a)
Historical composition.

(b)
Present composition.

        The weighted average remaining contractual life of the outstanding options at the end of 2002 was 8.63 years, 8.91 years in 2001 and 8.65 year in 2000.

(b)  Pro forma result

        If Rhodia had followed the fair value method for the stock option and stock purchase plans established in 2002, 2001 and 2000, net income/(loss) and earnings/(loss) per share would have been as follows:

	2002	2001	2000
Net income/(loss), as reported	(4)	(213)	216
Less total stock-based employee compensation expense determined under the fair value method described below for all awards at the respective date of grant, net of related tax effects	(4)	(4)	(3)

Pro forma net income/(loss)	(8)	(217)	213

	2002	2001	2000
	(In EUR)
Basic and diluted earnings/(loss) per share:
As reported	(0.02)	(1.19)	1.23
Pro forma	(0.04)	(1.21)	1.21

        The fair value of Rhodia stock options granted in 2002, 2001 and 2000 was estimated under the Black-Scholes pricing model using the following assumptions: duration of options 4–5 years (2002 and 2001) 4–6 years (2000), stock price volatility (37%, 34% and 35%, respectively), dividend rate (2.55%, 2.50% and 2.20%, respectively), and risk free interest rate (5.30%, 4.80% and 4.90%–5.20%, respectively).

28.  SUBSEQUENT EVENTS

        No significant transactions have occurred between December 31, 2002 and February 3, 2003 (the date when the Board of Directors approved Rhodia 2002 consolidated financial statements).

29.  CONSOLIDATED SUBSIDIARIES END OF 2002

        In 2002, Rhodia's perimeter of consolidation included 179 companies (2001: 196), 153 companies are fully consolidated (2001: 162) and 26 companies are accounted for on the equity method (2001: 34).

        The companies are:

Globally integrated subsidiaries	Countries	% owned
RHODIA ACETOW AG	GERMANY	100
RHODIA DEUTSCHLAND GMBH	GERMANY	100
RHODIA ENGINEERING PLASTICS GMBH	GERMANY	100
RHODIA GERMANY INTERNATIONAL	GERMANY	100
RHODIA GMBH	GERMANY	100
RHODIA GRUPPENUNT GMBH	GERMANY	100
RHODIA PERFORM.FIBRES GMBH	GERMANY	100
RHODIA SILICON GMBH	GERMANY	100
RHODIA SYNTECH GMBH	GERMANY	100
RECIPET ARGENTINA	ARGENTINA	99.17
RHODIA POLIAMIDA SUCURSAL ARGENTINA	ARGENTINA	100
RHODIASTER FIPACK ARGENTINA	ARGENTINA	99.99
A&W CHEMICALS PTY LTD AUSTRALIA	AUSTRALIA	100
RHODIA AUSTRALIA PTY	AUSTRALIA	100
RHODIA SILICONES AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA TRADING AUSTRALIA PTY LTD	AUSTRALIA	100
RHODIA BELGIUM	BELGIUM	99.99
RHODIA CHEMIE NV	BELGIUM	100
RHODIA ACETOW LTDA	BRAZIL	100
RHODIA BRAZIL LTDA	BRAZIL	100
RHODIA PAR	BRAZIL	100
RHODIA POLIAMIDA BRASIL	BRAZIL	100
RHODIA POLIAMIDA LTDA	BRAZIL	100
RHOPART—PART SERVICIOS E COMERCIO LTDA	BRAZIL	100
RHODIA CANADA INC	CANADA	100
RHODIA ENGINEERING PLASTICS INC	CANADA	100
BAOTOU RHODIA RARE EARTHS CO LTD	CHINA	55
BEIJING RP EASTERN CHEMICAL LTD	CHINA	70
RHODIA CHINA CO LTD	CHINA	100
RHODIA HENGCHANG ZH. SPECIALTY CHEMICALS CO LTD	CHINA	70
RHODIA SILICA QINGDAO CO LTD	CHINA	100
RHODIA SILICONES SHANGHAI CO LTD	CHINA	100
RHODIA SPECIALITY CHEMICALS WUXI	CHINA	70
RHODIA SUZHOU ANLI SC	CHINA	70
RUOHAI (ZHEJIANG) FINE CHEMICALS CO LTD	CHINA	100
SHANGHAI LONG MA ENGINEERING PLACTICS CO LTD	CHINA	66
RHODIA POLYAMIDES CO LTD	SOUTH KOREA	100

RHODIA SILICA KOREA CO LTD	SOUTH KOREA	100
CONUBEN SL	SPAIN	83.64
RHODIA ENGINEERING PLASTICS SA	SPAIN	100
RHODIA HPCII ESPANA	SPAIN	100
RHODIA IBERIA SA	SPAIN	100
RHODIA IBERLATEX	SPAIN	100
RHODIA SILICONAS ESPANA SA	SPAIN	100
ALCOLAC INC	UNITED STATES	100
HEAT ENERGY ADVANCED TECHNOLOGY INC	UNITED STATES	100
RHODIA CHIREX AMERICA INC	UNITED STATES	100
RHODIA CHIREX INC	UNITED STATES	100
RHODIA ELECTRONICS & CATALYSIS INC	UNITED STATES	100
RHODIA ENGINEERING PLASTICS CORP—USA	UNITED STATES	100
RHODIA FINANCIAL SERVICES INC	UNITED STATES	100
RHODIA HOLDING INC	UNITED STATES	100
RHODIA INC	UNITED STATES	100
RHODIA INDIA HOLDINGS INC	UNITED STATES	100
RP SPECIALITY CHEMICALS HLDG CO	UNITED STATES	100
GESMO	FRANCE	100
GIE OSIRIS	FRANCE	58.41
GIE SAINT VICTOIRE	FRANCE	100
ICMD—IND. CHIM. MULHOUSE DORNACH	FRANCE	100
ORELIS	FRANCE	100
RHODIA ACETOL	FRANCE	100
RHODIA CAP	FRANCE	100
RHODIA CHIMIE	FRANCE	100
RHODIA ECO SERVICES	FRANCE	100
RHODIA ELECTRONICS & CATALYSIS	FRANCE	100
RHODIA ENERGY	FRANCE	100
RHODIA ENGINEERING PLASTICS SA	FRANCE	100
RHODIA ETANCHEITE	FRANCE	100
RHODIA FOOD SAS	FRANCE	100
RHODIA HPCII	FRANCE	100
RHODIA INTERMEDIAIRES	FRANCE	100
RHODIA ORGANIQUE	FRANCE	100
RHODIA P.I. BELLE ETOILE	FRANCE	100
RHODIA P.I. CHALAMPE	FRANCE	100
RHODIA PARTICIPATIONS	FRANCE	100
RHODIA PERFORM.FIBRES SAS	FRANCE	100
RHODIA POLYAMIDE INTERMEDIATES	FRANCE	100
RHODIA POLYAMIDES ENGINEERING	FRANCE	65

RHODIA PPMC SAS	FRANCE	100
RHODIA RECHERCHES	FRANCE	100
RHODIA SERVICES	FRANCE	100
RHODIA SILICES	FRANCE	100
RHODIA SILICONES	FRANCE	100
RHODIANYL SNC	FRANCE	100
RHODITECH	FRANCE	100
A&W CHEMICALS (INDIA)	INDIA	72.93
RHODIA ENGINEERING PLASTICS SRL	ITALY	100
RHODIA GERONAZZO SPA	ITALY	100
RHODIA ITALIA SPA	ITALY	100
RHODIA PERFORM.FIBRES SRL	ITALY	100
RHODIA SILICONI ITALIA SPA	ITALY	100
SRN ITALIA SRL	ITALY	100
ANAN KASEI CO LTD	JAPAN	67.01
RHODIA JAPAN LTD	JAPAN	100
RHODIA NICCA LTD	JAPAN	60
RHODIA INDUSTRIAL YARNS SIA	LATVIA	100
RHODIA CONS SPEC MALAYSIA	MALAYSIA	100
RHODIA MALAYSIA SND BHD	MALAYSIA	100
RHODIA DE MEXICO SA DE C.V.	MEXICO	100
RHODIA ESPECIALIDADES	MEXICO	100
RHODIA FOSFATADOS	MEXICO	100
RHODIA MEXICANA SA DE C.V.	MEXICO	100
RHODIA SERVICIOS SA DE C.V.	MEXICO	100
TROY GRUPO INDUSTRIAL	MEXICO	100
MEYPRO BV	NETHERLANDS	100
RHODIA ECO SERVICES NEDERLAND BV	NETHERLANDS	100
RHODIA ENGIN. PLAST. NV (NYLTECH NV)	NETHERLANDS	100
RHODIA FINANCE INTERNATIONAL BV	NETHERLANDS	100
RHODIA INTERNATIONAL HOLDINGS BV	NETHERLANDS	100
RHODIA NEDERLAND BV	NETHERLANDS	100
RHODIA FOOD BIOLACTA SPZ	POLAND	97.14
INDAL—INDUSTRIAS DE ALFARROBA LTD	PORTUGAL	100
HOLMES CHAPEL TRADING LTD	UNITED KINGDOM	100
RHODIA CHEMICALS LTD	UNITED KINGDOM	100
RHODIA CHIREX (ANNAN) LTD	UNITED KINGDOM	100
RHODIA CHIREX (DUDLEY) LTD	UNITED KINGDOM	100
RHODIA CHIREX HOLDINGS LTD	UNITED KINGDOM	100
RHODIA CONSUMER SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA ECO SERVICES LTD	UNITED KINGDOM	100

RHODIA ENGINEERING PLASTICS LTD	UNITED KINGDOM	100
RHODIA FOOD UK LTD	UNITED KINGDOM	100
RHODIA HOLDING LTD	UNITED KINGDOM	100
RHODIA HPCII LTD	UNITED KINGDOM	100
RHODIA INDUSTRIAL SPECIALTIES LTD	UNITED KINGDOM	100
RHODIA INTERNATIONAL HOLDINGS LTD	UNITED KINGDOM	100
RHODIA INVESTMENTS LTD	UNITED KINGDOM	100
RHODIA LTD	UNITED KINGDOM	100
RHODIA ORGANIQUE FINE LTD	UNITED KINGDOM	100
RHODIA OVERSEAS LTD	UNITED KINGDOM	100
RHODIA REORGANISATION LTD	UNITED KINGDOM	100
RHODIA SEALANTS LTD	UNITED KINGDOM	100
RHODIA TEXEL LTD	UNITED KINGDOM	100
RHODIA UK LTD	UNITED KINGDOM	100
SERTOW SERPUKHOV	RUSSIA	97.01
AW ASIA PACIFIC HOLDINGS PTE	SINGAPORE	100
RHODIA ASIA PACIFIC PTE LTD	SINGAPORE	100
RHODIA INDUSTRIAL YARNS AS	SLOVAKIA	100
MEYHALL AG	SWITZERLAND	100
PARTICIPATIONS CHIMIQUES	SWITZERLAND	99.99
RHODIA CAPITAL MARKET	SWITZERLAND	100
RHODIA INDUSTRIAL YARNS AG	SWITZERLAND	100
SOPARGEST	SWITZERLAND	99.98
RHODIA ENGIN. PLAST. TAIWAN CO LTD	TAIWAN	100
AW THAI HOLDINGS LTD	THAILAND	100
RHODIA PPMC THAILAND LTD	THAILAND	100
RHODIA THAI INDUSTRIE	THAILAND	74
ALAVER SA	URUGUAY	100
ALEXIL S.A.	URUGUAY	100
FAIRWAY INVESTIMENTOS SA	URUGUAY	100
ZAMIN COMPANY SA	URUGUAY	100
PETPACK S.A.	VENEZUELA	60
RHODIA ACETOW VENEZUELA C.A.	VENEZUELA	100
RHODIA SILICES DE VENEZUELA C.A.	VENEZUELA	100

Subsidiaries accounted for on the equity method	Countries	% owned
WARMEVERBUNDKRAFTWERK FREIBURG GMBH	GERMANY	47.50
A&W AUSTRALIA	AUSTRALIA	50
GELYMAR	CHILE	50
JADE FINE CHEMICALS WUXI CO LTD	CHINA	60
LUOPING PHOSPHORUS CHEMICAL CO LTD	CHINA	50
YING LONG	CHINA	73
PRODUCTORA ANDINA DE ACIDOS Y DERIVADOS	COLOMBIA	100
AUXILIAR PAPELERA	SPAIN	50
NYCOA INC	UNITED STATES	50
OATRIM	UNITED STATES	50
PRIMESTER	UNITED STATES	50
BAIKOWSKI CHIMIE	FRANCE	30.22
BUTACHIMIE	FRANCE	50
CEVCO—CENTR.ELECTR.VAPEUR PT DE CLAIX	FRANCE	40
COGENERATION CHALAMPE	FRANCE	50
CYCLEON	FRANCE	50
GIE CHIMIE SALINDRES	FRANCE	50
GIE SPIRAL	FRANCE	58.20
NOVANCE	FRANCE	24.99
RHODIGAZ	FRANCE	50.04
HINDUSTAN GUM & CHEMICALS LTD	INDIA	50
RHODIA MANYAR	INDONESIA	50
RHODIA ORGANO FOOD TECH CO LTD	JAPAN	49
NYLSTAR NV	NETHERLANDS	50
CHEMPHIL AW CORPORATION	PHILIPPINES	39.98
THAI POLYPHOSPHATES & CHEMICALS	THAILAND	30

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RHODIA
Date: April 17, 2003	By:	/s/ PIERRE PROT
	Name:	Pierre Prot
	Title:	Chief Financial Officer

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PRESENTATION OF FINANCIAL AND OTHER INFORMATION
MARKET AND INDUSTRY DATA
FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT RHODIA
Consumer Specialties Division
Polyamide Division
Fine Organics Division
Industrial Specialties Division
Services and Specialties Division
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
RISK FACTORS
MANAGEMENT
INDEX TO FINANCIAL STATEMENTS
Statutory Auditors' Report on the Consolidated Financial Statements for the year ended December 31, 2002
RHODIA GROUP BALANCE SHEETS
RHODIA GROUP STATEMENTS OF OPERATIONS
RHODIA GROUP STOCKHOLDERS' EQUITY
RHODIA GROUP CASH FLOW STATEMENTS
RHODIA GROUP INDEX TO NOTES TO FINANCIAL STATEMENTS
RHODIA GROUP NOTES TO THE FINANCIAL STATEMENTS
SIGNATURES